CORPORATE &
INVESTMENT BANKING

05013016

November 29, 2005

By Express Mail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Societe Generale (File No. 82-3501)

Dear Sirs:

Governor Tipton
Managing Director
Deputy General Counsel
SG Americas

The following documents are being submitted to you in connection with Societe Generale's exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Second Update of the Registration Document submitted by Societe Generale to the *Autorité des Marchés Financiers* (Financial Markets Authority) on March 21, 2005;

2. Press Release, September 13, 2005 - - Societe Generale appoints Marc I. Stern as Chairman of its Global Investment Management and Services North America Unit;

3. Press Release, September 19, 2005 - - Societe Generale's Global Securities Services for Investors ("GSSI") unit appointed as strategic partner for Overture Financial Service LLC's global asset management platform;

4. Press Release, October 14, 2005 - - Societe Generale announces its plan to pursue an initial public offering of SG Cowen & Co., LLC;

5. Press Release, October 17, 2005 - - Societe Generale acquires 100% of Oster Lizing, a consumer finance company in Hungary;

6. Press Release, October 25, 2005 - - Societe Generale acquires 64.44% of Podgoricka Banka (Republic of Montenegro);

Société Générale
1221 Avenue of the Americas
New York NY 10020
tel 212 278 6974
fax 212 278 7439
governor.tipton@sgcib.com

dlw 12/5

CORPORATE &
INVESTMENT BANKING

7. Press Release, November 3, 2005 - - Standard & Poor's assigns Societe Generale Bank & Trust the same rating as Societe Generale Group;

8. Press Release, November 14, 2005 - - Societe Generale appoints Walter Koller as Head of Investment Banking Services in the United States for its GSSI unit;

9. Press Release, November 17, 2005 - - Societe Generale Third Quarter 2005 results;

10. Societe Generale Third Quarter and 9 month 2005 results, November 17, 2005 - - Second Document; and

11. Miscellaneous disclosures by Societe Generale to the AMF regarding buy backs by Societe Generale of Societe Generale shares.[1]

Thank you.

Yours truly,

Enclosures

[1] September 5, 2005, September 12, 2005, September 28, 2005, October 3, 2005, October 10, 2005, October 17, 2005, October 25, 2005, October 31, 2005 and November 7, 2005

SOCIETE GENERALE

A French corporation with share capital of EUR 550,781,598.75
Head office: 29 boulevard Haussmann 75009 PARIS
552 120 222 R.C.S. PARIS

Second update of the Registration Document submitted to the *Autorité des Marchés Financiers* on March 21st 2005 under No. D.05-0246

Update submitted to the *Autorité des Marchés Financiers* on September 16th 2005

First update submitted to the *Autorité des Marchés Financiers* on July 13th 2005 under No D.05-0246-A01

CONTENTS

The following elements are enclosed by reference:

- the consolidated accounts for the year ended December 31st 2004, and the statutory auditors' report on the consolidated accounts, as well as the consolidated accounts for the year ended December 31st 2004 adjusted to IFRS and the related statutory auditors' report, presented on page 164 to 209 and 243 to 272, respectively, of the registration document n° D05-0246 submitted to the *Autorité des Marchés Financiers* on March 21st 2005;
- all the elements of the registration document n° D05-0246 and its first update D05-0246-A01 mentioned in the cross-reference table below;
- the consolidated accounts for the year ended December 31st 2003, and the statutory auditors' report on the consolidated accounts presented on page 138 to 184 of the registration document n° D.04-0311 submitted to the *Autorité des Marchés Financiers* on March 22nd 2004;
- the consolidated accounts for the year ended December 31st 2002, and the statutory auditors' report on the consolidated accounts presented on page 34 to 78 of the registration document n° D.03-0283 submitted to the *Commission des Opérations de Bourse* on March 20th 2003.

The registration documents chapters which are not mentioned above whether do not apply to investors or are covered in another part of the present update.

I. CROSS-REFERENCE TABLE

Subject	Page in the Registration Document (RD) and first update (U1)	Page in this document
1. **PERSONS RESPONSIBLE FOR THE REGISTRATION DOCUMENT**	RD: 308; U1: 49	6
2. **STATUTORY AUDITORS**	RD: 309; U1: 50	7
3. **SELECTED FINANCIAL INFORMATION**		
3.1. Selected historical financial information on the issuer for each financial year	RD: 8 to 9	-
3.2. Selected financial information for interim periods	U1: 2	18
4. **RISK FACTORS**	RD: 133-152; U1: 47	From 8 to 10
5. **INFORMATION ABOUT THE ISSUER**		
5.1 History and development of the company	RD: 1 / 304 to 307	-
5.2. Investments	RD: 4 ; U1: from 25 to 30	From 11 to 12 and 34 to 35
6. **BUSINESS OVERVIEW**		
6.1. Principal activities	RD:10 to 13 / 73 to 110 / 115-128 U1: from 32 to 38	-
6.2. Principal markets	RD: 201	-
6.3. Exceptional events	-	-
6.4. Dependence of the issuer on patents or licences, industrial, commercial or financial contracts or new manufacturing processes.	RD: 147	-
6.5. The basis for statements made by the issuer regarding its competitive position	RD: 1 / 73 to 110	-
7. **ORGANISATIONAL STRUCTURE**		
7.1. Summary description of the Group	RD: 114	13
7.2. List of main subsidiaries	RD: 234 to 239	-
8. **PROPERTY, PLANT AND EQUIPMENT**		
8.1. Main tangible fixed assets (existing or planned)	RD: 185 and 64	14 and Appendix p 47
8.2. Environmental issues that may affect the issuer's utilisation of the tangible fixed assets	RD: 63-64	-
9. **OPERATING AND FINANCIAL REVIEW**		
9.1. Financial condition	RD: 210-211 / 115 to 132 U1: from 2 to 24	From 14 to 33
9.2. Operating results	RD: 114 to 128; U1: 4	19

Subject	Page in the Registration Document (RD) and first update (U1)	Page in this document
10. CAPITAL RESOURCES		
10.1. Information on the issuer's capital resources	RD: 128-194; U1: 39	17 and Appendix p 5 / 25 to 26 / 53
10.2. Sources and amounts of the issuer's cash flows	U1: 39	Appendix p 6
10.3. Information on the issuer's borrowing requirements and funding structure	RD: 188-191; U1: 39	Appendix p 3 / 48 to 50 / 52
10.4. Information regarding any restrictions on the use of capital resources that have materially affected, or could materially affect the issuer's operations	-	-
10.5. Information regarding the anticipated sources of funding needed to fulfil commitments referred to in items 5.2.3 and 8.1	U1: 39	-
11. RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES	-	-
12. TREND INFORMATION	RD: 129	-
13. PROFIT FORECASTS OR ESTIMATES	-	-
14. ADMINISTRATIVE, MANAGEMENT AND SUPERVISORY BODIES AND SENIOR MANAGEMENT		
14.1. Administrative bodies	RD: 22 to 26 / 28 to 31 / 282	-
14.2. Administrative, management and supervisory bodies and senior management's conflicts of interests	U1: 30 to 31 / from 39 to 47	
15. REMUNERATION AND BENEFITS		
15.1. Amount of remuneration paid and benefits in kind	RD: 34-37	-
15.2 Total amounts set aside or accrued by the issuer to provide pensions, retirement or similar benefits	U1: 47	
16. BOARD PRACTICES		
16.1. Date of expiration of the current term of office	RD: 28 to 31	-
16.2. Members of the administrative bodies' service contracts with the issuer	U1: 47	-
16.3. Information about the issuer's audit committee and remuneration committee	RD: 22 to 25	-
16.4. Statement as to whether or not the issuer complies with the corporate governance regime	RD: 22	-
17. EMPLOYEES		
17.1. Number of employees	RD: 65	
17.2. Shareholdings and stock options awarded to directors	RD: 36-37	-
17.3. Arrangements for involving the employees in the capital of the issuer	RD: 68	-

Subject		Page in the Registration Document (RD) and first update (U1)	Page in this document
18.	**MAJOR SHAREHOLDERS**		-
18.1.	Shareholders owning more than 5% of capital or voting rights	RD: 16-225	
18.2.	Different voting rights held by the major shareholders	RD: 306	-
18.3.	Control of the issuer	RD: 16-225	-
18.4.	Arrangements known to the issuer, the operation of which may at a subsequent date result in a change in control of the issuer	RD: 227	-
19.	**RELATED PARTY TRANSACTIONS**	RD: 282	-
20.	**FINANCIAL INFORMATION CONCERNING THE ASSETS AND LIABILITIES, FINANCIAL POSITION AND PROFITS AND LOSSES OF THE ISSUER**		-
20.1.	Historical financial information	RD: 164 to 208 / 241 to 271 / 210 to 223	
20.2.	Pro forma financial information	-	-
20.3.	Financial statements	RD: 164 to 166 / 243 to 244 / 212 to 213	-
20.4	Auditing of the historical annual financial information	RD: 209-224-272 / 303 / 309	-
20.5.	Age of latest financial information	RD: 115-210	-
20.6.	Interim financial information	U1: 2 to 24	Appendix p 2 to 68
	Audit reports		From 36 to 38
20.7.	Dividend policy	RD: 14	-
20.8.	Legal and arbitration proceedings	RD: 146 to 149; U1: 47	-
20.9	Significant changes in the issuer's financial or trading position	U1: 48	-
21.	**ADDITIONAL INFORMATION**		
21.1.	Share capital	RD: 16 / 225 to 229	39
21.2.	Memorandum and articles of association	RD: 19 / 284 to 296 / 304 to 306 U1: 30 to 31	
22.	**MATERIAL CONTRACTS**	RD: 64	-
23.	**THIRD PARTY INFORMATION AND STATEMENTS BY EXPERTS AND DECLARATIONS OF ANY INTEREST**	RD: 303	-
24.	**DOCUMENTS ON DISPLAY**	RD: 304	-
25.	**INFORMATION ON HOLDINGS**	RD: 216 to 223	-

II. PERSON RESPONSIBLE FOR THE REGISTRATION DOCUMENT AND ADDITIONAL INFORMATION (PARAGRAPH 1 OF THE EC REGULATION)

2.1 Person responsible for the registration document

Mr Daniel Bouton, Chairman and Chief Executive Officer

2.2 Certification of the person responsible for the registration document

Having taken all reasonable care to ensure that such is the case, the information set out in the updated registration document is, to the best of my knowledge, true and includes all the information needed by investors to form an opinion regarding Société Générale's assets and liabilities, business, financial position, results and prospects. There are no omissions that could impair its meaning.

Paris, 16 September 2005

Daniel BOUTON
Chairman and Chief Executive Officer

III. PERSONS RESPONSIBLE FOR THE AUDIT OF THE FINANCIAL STATEMENTS (PARAGRAPH 2 OF THE EC REGULATION)

3.1 Statutory Auditors

Name: Cabinet Ernst & Young Audit
represented by Christian Mouillon
Address: 11, allée de l'Arche - 92400 Courbevoie
Date of first appointment: April 18th 2000
Term of mandate: 6 fiscal years
End of current mandate: at the close of the Ordinary General Meeting which will approve the financial statements for the year ended December 31st 2005.

Name: Société Deloitte et Associés
represented by José-Luis Garcia
Address: 185, avenue Charles de Gaulle - 92200 Neuilly sur Seine
Date of first appointment: April 18th 2003
Term of mandate: 3 fiscal years
End of current mandate: at the close of the Ordinary General Meeting which will approve the financial statements for the year ended December 31st 2005.

3.2 Substitute Statutory Auditors

Gabriel Galet

Alain Pons

IV. RISK FACTORS (PARAGRAPH 4 OF THE EC REGULATION)

4.1 Breakdown of the Société Générale Group's commitments by sector at June 30th 2005

The Group's outstanding corporate commitments to corporate clients (i.e. on- and off-balance sheet loans, excluding loans to individual customers and repo agreements) totalled EUR 263 billion at June 30th 2005, and broke down as follows:


Telecom operators 4%
Public admin. & education 7%
Misc. 2%
Healthcare & social services 2%
Machinery & equip. 4%
Elec., gas, water 5%
Transp. equip. manufac. 5%
Food & agriculture 4%
Chemicals & pharma. 4%
Metals & minerals 4%
Oil & gas extraction 3%
Paper, printing & pub. 2%
Construction 3%
Textile manufac. 1%
Wholesale trade 7%
Retail trade 6%
Hotels & catering 2%
Finance & insurance 14%
Business services 6%
Real estate 7%
Membership org. & recreation services 3%
Transportation 5%

4.2 Breakdown of the Société Générale Group's commitments by geographical region at June 30th 2005

On- and off-balance sheet commitments to individual customers and corporates, excluding repo agreements: EUR 331 billion



Japan/ Australia 3%
North America 12%
South America 2%
France: Individuals 16%
Asia excl. Japan/Australia 1%
Africa/Middle East 3%
Eastern Europe 5%
Western Europe 20%
France: Corporates 38%

On-balance sheet commitments to individual customers and corporates, excluding repo agreements: EUR 223 billion



France: Individuals 24%
Japan/ Australia 1%
North America 2%
South America 2%
Asia excl. Japan/Australia 1%
Africa/Middle East 4%
Eastern Europe 6%
France: Corporates 38%
Western Europe 22%

4.3 High level of provisioning of doubtful loans

	31/12/2004 French standards	IFRS incl. IAS 32-39 & IFRS 4	
		31/03/2005	30/06/2005
Customer loans (in EUR bn)	**205**	**214**	**223**
Doubtful loans (in EUR bn)	**10.3**	**10.3**	**10.4**
Doubtful loans/customer loans	**5.0%**	**4.8%**	**4.7%**
Provisions (in EUR bn)*	**7.0**	**6.9**	**6.9**
Overall coverage ratio for doubtful loans	**68%**	**67%**	**66%**

*Excluding:
- EUR 1bn in the country risk reserve and general credit risk reserves at 31/12/04, and
- Since the start of 2005, close to EUR 1bn of portfolio-based provisions.

4.4 Change in trading VaR

Quarterly average 99% Value at Risk (VaR), a composite indicator used to monitor the bank's daily risk exposure, notably for its trading activities, in millions of euros:



27.2
23.6
26
21.4
19.8
24.4
Trading VaR
29.8
34.6
30.9
24.6
23.9
28.6
Fixed Income
Equity
13.6
11.8
13
10.5
12.8
15.9
Commodities
Netting effect
-19.6
-26.9
-20.6
-16.6
-20
-23.7
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05

V. PRINCIPAL INVESTMENTS OVER THE LAST THREE FINANCIAL YEARS (PARAGRAPH 5.2.1 OF THE EC REGULATION)

Period	Description of the investment
2002	
Q1 02	Acquisition of Unicredito's stake in FIDITALIA, making the Société Générale Group Fiditalia's sole shareholder
Q2 02	Acquisition of Chase Trust Bank Japan's activities and licences, expanding SG Private Banking's platform in the country
	Acquisition of a 53% stake in EQDOM, Morocco's No.1 consumer credit specialist
Q4 02	Acquisition of a 52% stake in Union Internationale de Banques (UIB) in Tunisia, the country's 6th largest international bank in terms of assets and liabilities
2003	
Q1 03	Acquisition of Hertz Lease's European operational vehicle leasing and fleet management business
Q2 03	Acquisition of a 51% stake in SSB Bank Ltd, the 4th largest bank in Ghana
Q3 03	Acquisition of a 67% stake in la Compagnie Bancaire Genève, a Swiss bank specialising in wealth management for private clients
	Acquisition of Constellation Financial Management's technological assets and of FEP Holdings L.P.'s assets and client contracts. Constellation is a leading specialist in the innovative securitisation of deferred management fees
	Acquisition of a 50% stake in Banque Française Commerciale-Océan Indien (BFCOI)
2004	
Q1 04	Purchase of a majority stake (50.01%) in General Bank of Greece
Q2 04	Acquisition of Resona Asset Management
Q3 04	Acquisition of the business finance activities of Elcon, Norway's leading player in this field

Period	Description of the investment
2005	
Q1 05	Acquisition of a 75% stake in Hanseatic Bank, a subsidiary of the Otto group. Hanseatic Bank ranks as Germany's No.4 consumer credit specialist
Q2 05	Acquisition of Bank of America's hedge fund-linked structured investment business
	Acquisition by Fimat of PreferredTrade (US)
	Acquisition by Fiditalia of Finagen's financing business (Italy)
	Acquisition by ALD International of a 51% stake in Alfa Oto Filo Kiralama, a Turkish company specialising in operational vehicle leasing
Q3 05	Acquisition of 100% of Promek Bank, a subsidiary of the Sok group (Russia)
	Acquisition of Eurobank, a Polish company specialising in consumer credit
	Acquisition by Boursorama of Comdirekt UK, a British on-line broker

VI. SOCIÉTÉ GÉNÉRALE GROUP'S ORGANISATIONAL STRUCTURE AT JUNE 30TH 2005 (PARAGRAPH 7 OF THE EC REGULATION)

SOCIETE GENERALE Group

RETAIL BANKING & FINANCIAL SERVICES (Retail Networks; Financial Services) — **GLOBAL INVESTMENT MANAGEMENT & SERVICES** (Asset Management; Private Banking; GSSI) — **CORPORATE & INVESTMENT BANKING**

	RETAIL NETWORKS	FINANCIAL SERVICES	ASSET MANAGEMENT	PRIVATE BANKING	GSSI	CORPORATE & INVESTMENT BANKING
FRANCE	► Société Générale* ► Groupe Crédit du Nord 80% ► Compagnie Générale d'Affacturage 100% ► Sogéfinancement 100% ► Sogelease FRANCE: 100% ► Sogébail 45% ► Groupama Banque 40% ► SG Capital Développement [illegible] ► Banque de Polynésie 80% ► Société Générale Calédonienne de Banque 100% ► Banque Française Commerciale "Océan Indien": 50% ► SG de Banque aux Antilles 100%	► Groupe Franfinance 100% ► Groupe CGI 100% ► Groupe ECS 100% ► Sogécap 100% ► Sogessur 65% (2)	► Groupe SG Asset Management: 100% ► BAREP 100% ► BAREP Asset Management: 100%	► Société Générale*	► Société Générale* ► FIMAT Banque 100% ► Parel 100% ► Groupe Boursorama 7?% ► Euro VL 98% (2)	► Société Générale* ► CALIF 100% ► SG Securities (Paris) SAS 100% ► Lyxor Asset Management 100% ► Gaselys 40% ► Généfimmo 100% ► Généfim 100% ► Sogéprom 100% ► SG Option Europe 100%
EUROPE	► SKB Banka - *Slovenia* 100% ► BRD - *Romania* 58% ► SG Express Bank - *Bulgaria* 98% ► Groupe Komercni Banka *Czech Republic* 60% ► General Bank of Greece - *Greece* 50% ► Banque SG Vostok - *Russia* 100% ► SG Yougoslav Bank *Serbia* 100%	► Groupe ALD International 100% ► Groupe GEFA *Germany*: 100% ► Fiditalia - *Italy* 100% ► SG Equipment Finance International: 100% ► Rusfinance - *Russia* [illegible] (2) ► Hanseatic Bank - *Germany* 75%	► SGAM Group Ltd - *United Kingdom*: 100% ► SG Russell Asset Management - *Ireland*, 50%	► SGBT Luxembourg 100% ► SG Private Banking (Suisse) SA 78% (1) (2) ► SG Banque de Maertelaere *Belgium*: 99.?% (2) ► Groupe SG Hambros Bank & Trust Limited - *United Kingdom* 100%	► FIMAT Frankfurt branch 100% ► FIMAT Banque UK 100% ► FIMAT Madrid branch 100%	Société Générale* Branches in: ► Milan - *Italy* ► Frankfurt - *Germany* ► Madrid - *Spain* ► London - United Kingdom
AMERICAS			► TCW Group - *United States* 74% (2)		► FIMAT USA 100% ► FIMAT Canada Inc 100%	► SG Americas, Inc. - *United States* 100% ► SG Cowen & Co, LLC - *United States* 100% ► SG Americas Securities, LLC *United States*: 100% ► SG Canada 100% ► Banco SG Brasil SA 100% Société Générale* Branches in: ► New York, *United States*
MIDDLE EAST & AFRICA	► SG Marocaine de Banques 52% ► SG de Banques en Côte d'Ivoire: 68% ► SG de Banques au Sénégal: 58% ► SG de Banques au Cameroun: 58% ► SG de Banque au Liban 60% ► SG Algérie: 100% ► SSB Banka - *Ghana* 51% ► Sogelease Maroc 100% ► BFV SG *Madagascar*: 70% ► UIB - *Tunisia* 52% ► NSGB - *Egypt* 78%	► Eqdom - *Morocco* 54% ► La Marocaine Vie 87%				
ASIA & AUSTRALIA			► SGAM Japon 100%	► SG Private Banking (Japan) Ltd: 100%	► FIMAT Singapore Pte Ltd 100% ► FIMAT Hong Kong 100% ► FIMAT Sydney branch 100%	► SG Securities Asia International Holdings Ltd (Hong-Kong): 100% ► SG Securities North Pacific, Tokyo Branch - *Japan*, 100% ► Korean French Banking Corp. - Sogéko - *South Korea*: 41% ► SG Asia (Hong-Kong) Ltd 100% ► SG Australia Holding Ltd: 100% Société Générale* Branches in: ► Singapore ► Tokyo - *Japan* ► Hong Kong ► Sydney (Australia Branch)

(1) Subsidiary of SGBT Luxembourg

(2) Under IAS 32, which requires that future commitments to buy back minority interests be taken into account in calculating the size of a controlling stake, this figure increases to 100%.

* Parent company

Notes:
- % share of capital held by the Société Générale Group
- Groups are listed under the geographical region in which they carry out their main activities

VII. PROPERTY AND EQUIPMENT (PARAGRAPH 8 OF THE EC REGULATION)

The gross book value of Société Générale's tangible fixed assets amounted to EUR 13.8 billion at June 30th 2005. This figure essentially comprises land and buildings (EUR 3.1 billion), assets rented out by specialised financing companies under pure rental agreements (EUR 6.7 billion), and other tangible assets (EUR 3.8 billion).

The gross book value of the Group's investment property amounted to EUR 387 million at June 30th 2005.

The net book value of tangible fixed assets and investment property amounted to EUR 8.7 billion at June 30th 2005, representing just 1% of the consolidated balance sheet. Due to the nature of the Group's activities, the weighting of property and equipment in its overall assets is low.

VIII. GROUP FINANCIAL STATEMENTS AS AT JUNE 30TH 2005 (PARAGRAPH 20.6 OF THE EC REGULATION)

8.1 Group management report

8.1.1 Introductory comments

Up to December 31st 2004, the Group's consolidated accounts are presented under French accounting principles, in accordance with regulations Nos. 1999-07 and 2000-04 of the CRC (French Accounting Regulation Committee). These principles differ in certain respects from the IFRS framework adopted by the European Union.

The comparative figures for December 31st 2004 and June 30th 2004, initially established under French standards, have thus been adjusted to bring them in line with the new IFRS accounting framework, with the exception of data relating to transactions that fall under the scope of IAS 32, IAS 39 and IFRS 4. These are still accounted for and presented under French accounting standards in the comparative figures for 2004, in accordance with IFRS 1 "First-time application of International Financial Reporting Standards" which allows companies to apply IAS 32, IAS 39 and IFRS 4 as of January 1st 2005.

For information purposes, the Group has provided an evaluation of the main effects of IAS 32 & 39 and IFRS 4 on its first half 2005 results, which has not been reviewed by the Statutory Auditors.

In addition, it has included an analysis of the balance sheet at June 30th 2005 in relation to that at January 1st 2005, in order to provide a comparison of data established under the same accounting framework and presentation format.

The consolidated financial statements as at June 30th 2005 have been drawn up in the form of interim statements, as defined in the general regulations of the AMF. They have been established in accordance with the IFRS standards and interpretations adopted by the European Union as at June 30th 2005. The Group has also opted to apply in advance the amendment to IAS 39 on the use of the fair value option. As the IFRS framework which will apply as of December 31st 2005 was still not definitive at June 30th 2005, the information contained in the opening balance sheet and first half income statement may be modified when the consolidated accounts for full year 2005 are established.

8.1.2 Consolidated balance sheet

Assets - in EUR bn	**30/06/2005**	01/01/2005	% change
Cash, due from central banks	**6.2**	5.2	19%
Financial assets at fair value through P&L	**384.2**	283.5	36%
Hedging derivatives	**3.8**	2.8	36%
Available for sale financial assets	**72.6**	67.6	7%
Due from banks	**68.6**	53.4	28%
Customer loans	**216.4**	198.9	9%
Lease financing and similar agreements	**21.4**	20.6	4%
Revaluation differences on portfolios hedged against interest rate risk	**0.4**	0.3	41%
Held to maturity financial assets	**2.4**	2.2	7%
Tax assets and other assets	**38.9**	32.2	21%
Tangible and intangible assets	**13.1**	12.1	8%
Total assets	**828.0**	678.8	22%

Liabilities - in EUR bn	**30/06/2005**	01/01/2005	% change
Due to central banks	**2.7**	1.5	79%
Financial liabilities at fair value through P&L	**290.7**	213.3	36%
Hedging derivatives	**2.8**	3.4	-19%
Due to banks	**116.5**	79.8	46%
Customer deposits	**210.4**	192.9	9%
Securitised debt payables	**73.4**	68.8	7%
Revaluation differences on portfolios hedged against interest rate risk	**1.1**	0.7	51%
Tax liabilities and other liabilities	**35.6**	31.4	14%
Underwriting reserves of insurance companies	**53.9**	48.9	10%
Other provisions	**2.8**	2.9	-5%
Subordinated debt	**13.1**	12.6	4%
Group shareholders' equity	**21.1**	18.7	13%
Minority interests	**3.9**	3.9	2%
Total liabilities	**828.0**	678.8	22%

Main changes in the consolidated balance sheet since January 1st 2005

At June 30th 2005, the Group's balance sheet amounted to EUR 828.0 billion, up EUR 149.2 billion (+22%) on January 1st 2005 (EUR 678.8 billion). EUR 21.3 billion of this rise can be attributed to the dollar exchange rate, EUR 1 billion to the pound sterling and EUR 0.9 billion to the yen.

The main events affecting the consolidation scope over the first half were the acquisition of a 75% stake in Hanseatic Bank and the consolidation of SG Algeria and Oradéa Vie. These changes added EUR +1.9 billion to the Group's consolidated balance sheet.

The balance of customer loans at June 30th 2005 was EUR 216.4 billion, up EUR 17.5 billion or +8.8% on January 1st 2005, including EUR +4.5 billion due to the effect of the dollar, and EUR +1.3 billion due to changes in the consolidation scope (EUR +1.2 billion from Hanseatic Bank).
This growth in outstanding loans was driven by:

- A rise in housing loans (EUR +4.2 billion) due to the strength of the property market;
- Growth in short-term loans (EUR +3.5 billion), which can be primarily attributed to favourable market conditions in the US;
- An increase in current account overdrafts (EUR +3.3 billion) and in securities purchased under resale agreements (EUR +2.5 billion, mainly attributable to the Group's US entities).

Outstanding customer deposits totalled EUR 210.4 billion at June 30th 2005, up EUR 17.6 billion (+9.1%) on January 1st 2005, including a dollar effect of EUR +5.4 billion and a scope effect of EUR +1.2 billion (including EUR +1 billion from Hanseatic Bank). This change is notably attributable to a rise in both sight and term deposits (EUR +10.3 billion and EUR +8.3 billion respectively).

The total amount of financial assets booked at fair value through P&L (EUR 384.2 billion at June 30th 2005) showed an increase of EUR 100.6 billion in relation to January 1st 2005, including EUR +8.6 billion due to the dollar. EUR 73.1 billion of the rise is attributable to the increase in the value of the trading portfolio (EUR +26.8 billion for the equity portfolio, EUR +16.8 billion for the bond portfolio and EUR +15.5 billion for the portfolio of treasury notes), and EUR 30.9 billion to the increase in the value of the Group's trading derivatives (primarily derived from the EUR 16 billion rise in the fair value of interest rate swaps).

Group shareholders' equity amounted to EUR 21.1 billion at June 30th 2005 compared with EUR 18.7 billion at January 1st 2005. This change mainly incorporates the following:

- Net income for H1 05: EUR +2.2 billion
- The dividend payout for 2004: EUR -1.4 billion
- The issue of deeply subordinated notes: EUR +1 billion

- The change in unrealised capital gains or losses: EUR +0.3 billion

Including minority interests (EUR 3.9 billion), overall consolidated shareholders' equity amounted to EUR 25 billion at June 30th 2005.

This total gives the Group an international solvency ratio of 11.4% as at June 30th 2005. Tier one capital represents 7.8% of risk-weighted assets (EUR 234.4 billion), underlining the Group's solid financial position.

The Group operates a share buyback policy that is designed to neutralise the dilutive impact of share issues reserved for employees and stock-option awards. Under this policy, the Group purchased 3.6 million own-shares in the first half. At June 30th 2005, following the cancellation of 11 million unallocated shares (i.e. 2.5% of its capital) in February 2005, Société Générale held 31.2 million treasury shares, not counting those held for trading purposes (i.e. 7.2% of its capital).

Group indebtedness

The Société Générale Group's debt policy is designed to cover its financing requirements while at the same time meeting two main objectives: on the one hand, the Group actively seeks to diversify its sources of funding in order to provide a greater degree of stability - at June 30th 2005, EUR 264.3bn of its funding requirements were met through customer deposits and the underwriting reserves of insurance companies (32% of Group liabilities), and a further EUR 116.5bn through debts due to banks (14% of Group liabilities). The balance was met through the refinancing of securities portfolios, shareholders' equity, marketable debt securities, bonds and subordinated debt and other financial reserves and provisions. On the other hand, the Group manages the maturity and currency composition of its debt with a view to minimising its exposure to currency and mismatch risk.

The Group is rated Aa2 by Moody's and AA- by S&P and Fitch. Société Générale is one of the best-rated groups in its sector.

8.1.3 Group consolidated results

In EUR million	H1 05	H1 04	Change H1/H1	
NBI	**9,201**	**7,999**	**+15.0%**	**+14.0%***
Operating expenses	(5,882)	(5,372)	+9.5%	+8.4%*
Gross operating income	**3,319**	**2,627**	**+26.3%**	**+25.5%***
Net allocation to provisions	(188)	(326)	-42.3%	-54.1%*
Operating income	**3,131**	**2,301**	**+36.1%**	**+37.0%***
Net income from other assets	165	218	-24.3%	
Net income from companies accounted for by the equity method	13	15	-13.3%	
Exceptional items and FGBR	0	0	NM	
Impairment of goodwill	(13)	0	NM	
Income tax	(872)	(696)	+25.3%	
Net income before minority interests	2,424	1,838	+31.9%	
Minority interests	(243)	(160)	+51.9%	
Net income	**2,181**	**1,678**	**+30.0%**	
ROE after tax (annualised)	**25.7%**	**20.7%**		

* when adjusted for changes in Group structure and at constant exchange rates

H1-04: IFRS (excl. IAS 32 & 39 and IFRS 4)

H1-05: IFRS (incl. IAS 32 & 39 and IFRS 4)

The first half of 2005 saw a mixed economic and financial environment: economic growth was strong in the United States, but sluggish in Europe; the dollar rose and oil prices remained high; the yield curve flattened, leading to very low bond yields in Europe; credit markets were volatile; equity markets rallied but the volume of deals by European corporates remained limited, notably on the equity capital markets. The credit risk environment remained very favourable.

Against this backdrop the Group recorded strong results: gross operating income came out at EUR 3,319 million for the first half, representing a 25.5%* increase on H1 04, and net income stood at EUR 2,181 million, up sharply by 30.0%.

IAS 32&39, as adopted by the European Union, had limited impact on the first half, as anticipated by the Group.

Net banking income

Net banking income for the first half stood at EUR 9,201 million. This represented a substantial 14.0%* increase in relation to H1 04 (+15.0% in absolute terms). Revenue was up in all the core businesses, and notably in the Group's growth drivers (Retail Banking outside France, Financial

* When adjusted for changes in Group structure and at constant exchange rates.

Services and Global Investment Management & Services). The French Networks recorded strong results (excluding the impact of IAS 32&39), and the Corporate and Investment Banking Division confirmed its ability to maintain growth even in a mixed environment.

These results confirm the Group's capacity to deliver profitable growth on a recurrent basis.

The application of IAS 32&39 had a limited impact on net banking income for the first half (increase in NBI of some EUR 43 million). However, for a small number of businesses IAS 32&39 introduce an element of volatility that may make NBI a less reliable indicator of performance; this applies in particular to the French Networks for the first two quarters of the year, and to the Corporate and Investment Banking Division for the second quarter.

Operating expenses

Operating expenses rose by 8.4%* compared to H1 04, reflecting continued emphasis on investment necessary for the Group's organic growth and tight cost control.

The application of IAS 32&39 had no impact on operating expenses.

The Group continued to make improvements in its operating efficiency: its cost/income ratio for the first half of 2005 stood at a low level of 63.9%, versus 67.2% in H1 04.

Operating income

Gross operating income was up 25.5%* on H1 04, to a total of EUR 3,319 million.

Risk provisioning remained low for the third half running (18bps in H1 05). The cost of risk in the French Networks stood at 28bps of risk-weighted assets, thereby confirming the structural improvement in the division's risk profile. For the second half in a row, Corporate & Investment Banking booked a net write-back of provisions, in the amount of EUR 69 million; the number of new provisions required was very low and write-backs were booked from specific provisions following the sale or repayment of loans.

The application of IAS 32&39 produced a limited increase in the Group's risk provisioning: excluding the impact of discounting of provisions, the net allocation would have been approximately EUR 24 million lower in H1 05.

First half operating income stood at EUR 3,131 million, up sharply by 37.0%* (+36.1% in absolute terms).

Net income

Net income from other assets amounted to EUR 165 million for the first half (compared with EUR 218 million in H1 04), and notably included the capital gains from the disposal of the Group's Argentine retail banking subsidiary and its stake in United Arab Bank (United Arab Emirates). In the first half of 2004, this item primarily included capital gains of EUR 127 million and EUR 18 million respectively from the disposals of Sophia and Société Foncière Lyonnaise.

After tax (effective tax rate of 26%) and minority interests, net income totalled EUR 2,181 million for the first half, up 30.0% on H1 04. ROE after tax[1] was particularly high at 25.7% for the period, compared to 20.7% last year.

[1] Group ROE for H1 05 is calculated on the basis of average Group shareholders' equity under IFRS (including IAS 32&39 and IFRS4), excluding (i) unrealised capital gains or losses, (ii) the deeply subordinated notes, and (iii) remuneration (net of tax impact) to be paid to holders of the deeply subordinated notes. The net income used to calculate ROE excludes remuneration, net of tax, to be paid to holders of deeply subordinated notes for the period.

8.1.4 Summary of results and profitability by core business

Retail Banking and Financial Services

French Networks

In EUR million	H1 05	H1 04	Change H1/H1
NBI	**3,006**	**2,902**	**+3.6%**
Operating expenses	(2,120)	(2,031)	+4.4%
Gross operating income	**886**	**871**	**+1.7%**
Net allocation to provisions	(135)	(147)	-8.2%
Operating income	**751**	**724**	**+3.7%**
Net income from other assets	1	(9)	NM
Net income from companies accounted for by the equity method	1	1	NM
Income tax	(264)	(251)	+5.2%
Net income before minority interests	489	465	+5.2%
Minority interests	(23)	(22)	+4.5%
Net income	**466**	**443**	**+5.2%**
Average allocated capital	**4,934**	**4,696**	**+5.1%**
ROE after tax (annualised)	**18.9%**	**18.9%**	

H1-04: IFRS (excl. IAS 32 & 39 and IFRS 4)
H1-05: IFRS (incl. IAS 32 & 39 and IFRS 4)

The first half saw a step-up in the sales drive recorded in 2004: customer relationships were emphasised more strongly and the franchises recorded faster growth. Revenue growth was robust, and higher than expected at +4.5% compared to H1 04, excluding the impact of IAS 32&39.

Regarding individual customers, the number of current accounts rose by +146,000 compared to the first half of 2004 (annualised growth of +2.6%). In addition to the recognised appeal of the Société Générale and Crédit du Nord brands, this growth was generated in particular by the following:

- firstly, record issuance of housing loans (EUR 7.7 billion in H1 05, i.e. +30.1% compared to H1 04);
- secondly, regarding the Société Générale network, the continued successful recruitment drive targeted at young customers.

Outstanding consumer loans continued to grow, increasing respectively by 4.2% for instalment loans and 7.1% for revolving loans since end-June 2004.

Life insurance inflows increased by 6.6%, with a particular emphasis on unit-linked policies, reflecting a pick-up in the stock market cycle (inflows increased by 73% compared to H1 04).

Similar dynamism was recorded in the business customer segment. 1,800 new accounts were opened for high quality SMEs in the first half. Outstanding investment loans increased at a sharper pace (+7.7% vs. H1 04), while the growth of corporate credit facilities stood at a lower +3.4%, reflecting the favourable cash position of many companies.

In financial terms, the consolidated NBI of both networks[2] increased by +3.6% compared to H1 04 to stand at EUR 3,006 million. However, these figures have to be restated given the element of volatility introduced by IAS 32&39 in order to assess accurately the performance of the business. Similarly to other French banking groups, the Group had in particular to book a provision to the opening balance sheet at 1/1/05 in respect of future commitments under PEL/CEL housing savings accounts[3]. The amount of this provision will be revalued each quarter by booking an allowance or a write-back under NBI, taking into account notably the variation in interest rates. In H1 05, the first half-year period to which this method was applied, the Group booked an allocation in the amount of EUR 27 million, reflecting the fall in long rates over the period. The other effects of the implementation of IAS 32&39 were negligible in the first half of 2005.

Assuming neutralisation of the impact of IAS 32&39, NBI rose substantially over the period (+4.5% on H1 04).

Net interest income increased by +3.4% (excluding the impact of IAS 32&39) compared to H1 04 (+1.7% including the impact of IAS 32&39). The continued erosion of the margin on sight deposits, due to the historically low level of market rates, was more than offset by the strong increase in outstanding sight deposits (+7.7%), due to a large extent to the growth in the customer base.

Fee and commission income increased by +6.1% compared to H1 04, mainly due to a sharp rise in financial commissions (+13.2%). The increase in service commissions (+3.8% vs. H1 04) was more limited.

Operating expenses rose by +4.4% compared to H1 04, due to an increase on H1 04 in the charge related to IFRS2 and the recognition of a one-off bonus under the terms of the 2005 wage agreement.

The cost/income ratio stood at 70.5% for the first half. Excluding the impact of IAS 32&39, this ratio would stand at 69.9% (70.0% in H1 04).

---

[2] The revenue of the Société Générale Network does not include that of the Private Banking business in France, which is booked under the Global Investment Management & Services division.

[3] This provision was booked in accordance with the methodology defined by the CNC (French National Accounting Council).

The net cost of risk continued to decline and stood at 28 basis points of risk-weighted assets, versus 33 basis points in H1 04. The impact of discounting of provisions associated with the implementation of IAS 32&39 was limited.

First-half net income totalled EUR 466 million, up 5.2% on H1 04. After-tax ROE stood at 18.9% (20.1% excluding the impact of IAS 32&39).

Retail Banking outside France

In EUR million	H1 05	H1 04	Change H1/H1	
NBI	**1,113**	**928**	**+19.9%**	**+12.9%***
Operating expenses	(668)	(570)	+17.2%	+9.2%*
Gross operating income	**445**	**358**	**+24.3%**	**+18.4%***
Net allocation to provisions	(55)	(85)	-35.3%	-61.8%*
Operating income	**390**	**273**	**+42.9%**	**+44.4%***
Net income from other assets	6	19	-68.4%	
Net income from companies accounted for by the equity method	2	3	-33.3%	
Income tax	(111)	(91)	+22.0%	
Net income before minority interests	287	204	+40.7%	
Minority interests	(97)	(87)	+11.5%	
Net income	**190**	**117**	**+62.4%**	**+60.9%***
Average allocated capital	**897**	**783**	**+14.6%**	
ROE after tax (annualised)	**42.4%**	**29.9%**		

* when adjusted for changes in Group structure and at constant exchange rates

H1-04: IFRS (excl. IAS 32 & 39 and IFRS 4)

H1-05: IFRS (incl. IAS 32 & 39 and IFRS 4)

Retail Banking outside France is one of the Group's main growth drivers. Sales and financial performance for the first half were very strong, reflecting dynamic business activity.

At comparable structure, the number of individual customers increased by 646,000 over the 12 months to June 30th 2005 (i.e. +13% on an annualised basis), with the strongest growth in Romania, Serbia, the Czech Republic, Russia and Egypt. Outstanding loans to individual customers recorded an increase of 37.8%* from end-June 2004 – with particularly impressive growth in housing loans in the Czech Republic and Morocco, and consumer loans in Romania and Russia – while deposits were increased by 14.2%*. Activity in the business customer segment was also up, with deposits and loans respectively recording annualised growth of +11.9%* and +13.2%*.

This strong sales performance reflects continued, significant investment in distribution and marketing. At comparable structure, 163 net branch openings were recorded over one year, accompanied by a strengthening of the sales teams. The expansion of the offering is constant, with two particularly significant initiatives: Komercni Banka launched the first full on-line banking service operated through Internet and mobile telephony in the Czech Republic; a secure, telephone-operated transfer service was launched from Paris for twenty overseas subsidiaries. Furthermore, as part of the drive for productivity gains, an agreement was signed with e-Funds in order to facilitate the subsidiaries' access to homogeneous electronic payment tools and products, at a reduced cost.

In line with its strategy of geographical consolidation, the Group increased its stake in its Egyptian subsidiary, National Société Générale Bank (NSGB) from 54% to 78% and sold off its Argentine retail banking activity (not a strategic market for the Group) along with its 20% minority stake in United Arab Bank.

First half revenues rose sharply by 12.9%* in comparison with H1 04 (+19.9% in absolute terms). The implementation of IAS 32&39 had no significant impact on the division's half-year results.

Operating expenses increased by 9.2%*, i.e. less than NBI, despite continued investment aimed at boosting growth and productivity.

First-half gross operating income was up by +18.4%* on H1 04 and the cost/income ratio came out at 60%.

Net allocations to provisions totalled EUR 55 million over the period, down sharply on H1 04. The discounting of provisions under IAS 32&39 had a limited impact on the division's cost of risk.

Operating income increased by 44.4%* on H1 04.

Net income increased by 62.4% on H1 04 despite an unfavourable base effect (a EUR 20 million non-recurring capital gain before tax and minority interests was booked in the first quarter of 2004, following the disposal of an electronic payment subsidiary of Komercni Banka).

First-half ROE after tax stood at a very high level of 42.4%, compared to 29.9% one year ago.

Financial Services

In EUR million	H1 05	H1 04	Change H1/H1	
NBI	**997**	**869**	**+14.7%**	**+5.6%***
Operating expenses	(567)	(513)	+10.5%	+1.8%*
Gross operating income	**430**	**356**	**+20.8%**	**+11.2%***
Net allocation to provisions	(87)	(74)	+17.6%	-4.1%*
Operating income	**343**	**282**	**+21.6%**	**+15.2%***
Income tax	(120)	(102)	+17.6%	
Net income before minority interests	223	180	+23.9%	
Minority interests	(6)	(3)	x2.0	
Net income	**217**	**177**	**+22.6%**	**+16.9%***
Average allocated capital	**2,703**	**2,350**	**+15.0%**	
ROE after tax (annualised)	**16.1%**	**15.1%**		

* when adjusted for changes in Group structure and at constant exchange rates

H1-04: IFRS (excl. IAS 32 & 39 and IFRS 4)

H1-05: IFRS (incl. IAS 32 & 39 and IFRS 4)

The Group's Financial Services activities are mainly comprised of two business lines: Specialised Financing and Life Insurance.

Similarly to Retail Banking outside France, Specialised Financing is one of the Group's main development focuses.

The consumer credit business displayed strong sales dynamism in the first half, with a 10.6% rise in loan issuance and a 16.1% increase in outstanding loans compared to H1 04, at comparable structure.

CGI and Franfinance, the French subsidiaries, have recently launched on a joint basis a direct consumer credit business under the Disponis brand, which can be accessed by telephone and via Internet (www.disponis.fr).

In line with its policy of continued external growth in Europe, the Group consolidated Hanseatic Bank, the banking subsidiary of the German mail order group, Otto, as of March 1st 2005. It also made the following acquisitions in the first half, which will be consolidated in H2 05:

- Eurobank, one of the leading Polish players in consumer credit, with outstanding loans of EUR 246 million at end-June 2005;
- Promek Bank, a Russian regional bank, whose business portfolio predominantly involves consumer credit. With outstanding loans of EUR 88 million, this company will complete the Group's existing structure in Russia, based on Rusfinance, by extending geographical coverage of the market and contributing expertise in automobile loans;

- Finagen, purchased from the Generali group in Italy, bolstering Fiditalia's market share with a further EUR 300 million of outstanding loans.

Business finance and services faced a continued lacklustre economic climate in several Western European countries, which weighed on investment by business customers.

SG Equipment Finance, the leading player in Continental Europe in vendor and equipment finance, nonetheless recorded an 11.2% increase in loan issuance over the first half, when adjusted for changes in Group structure (+80.0% in absolute terms).

In operational vehicle leasing and fleet management, ALD Automotive pursued its growth strategy. Its fleet of vehicles increased by 8.7% over one year when adjusted for changes in Group structure, to stand at 541,000 at end-June 2005[4]. ALD Automotive is the second largest European player in terms of outstanding loans. Furthermore the company continued its international expansion with the creation of subsidiaries in Croatia, Egypt and India, and the acquisition of a 51% stake in Alfa Oto, a Turkish rental company managing a fleet of 1,500 vehicles.

At ECS, the leading European player in IT asset leasing and management, loan issuance rose 2.3% over the first half compared to H1 04.

Overall, revenue generated by the **Specialised Financing** business line rose by 6.4%* in relation to H1 04. The implementation of IAS 32&39 had a limited impact on revenue (EUR +8 million over the first half) and provisions. ROE after tax stood at 18.7% for the period.

In the **Life Insurance** business, Sogécap, in agreement with the French networks and given the recovery in the stock market cycle, decided to emphasise sales of unit-linked policies. Inflows into these products increased by 80% year-on-year, to represent 28% of total life insurance savings inflows in the first half.

Underpinned by operating results and given a prudent provisioning policy, the Life Insurance business recorded a 10.2%* increase in its first-half NBI, with very limited impact from the changeover to new accounting standards (EUR +4 million).

Overall, the **Financial Services division** notched up 15.2%*growth in first-half operating income. Its ROE after tax stood at 16.1%, up on H1 04 (15.1%).

[4] Note that the accounting methodology used to calculate the vehicle fleet under management has been changed. It now excludes leasing activities in Germany where outstanding financing is booked under consumer credit.

Global Investment Management and Services

In EUR million	H1 05	H1 04	Change H1/H1	
NBI	**1,210**	**1,096**	**+10.4%**	**+11.8%***
Operating expenses	(850)	(795)	+6.9%	+8.5%*
Gross operating income	**360**	**301**	**+19.6%**	**+20.4%***
Net allocation to provisions	(1)	(5)	-80.0%	
Net income from other assets	0	1	NM	
Income tax	(112)	(89)	+25.8%	
Net income before minority interests	247	208	+18.8%	
Minority interests	(3)	(17)	-82.4%	
Net income	**244**	**191**	**+27.7%**	**+28.4%***

* when adjusted for changes in Group structure and at constant exchange rates

H1-04: IFRS (excl. IAS 32 & 39 and IFRS 4)

H1-05: IFRS (incl. IAS 32 & 39 and IFRS 4)

Global Investment Management & Services (GIMS) incorporates asset management (SG AM), private banking (SG Private Banking), SG Global Securities Services for Investors (SG GSSI) and on-line brokerage (Boursorama).

The division posted excellent net inflows for the first half, at over EUR 19 billion, confirming the strong trend of growth. At June 30th 2005, assets under management stood at EUR 353 billion[5].

Assets under custody at SG GSSI stood at EUR 1,275 billion at June 30th 2005, a substantial year-on-year rise of 16%.

Overall, GIMS posted satisfactory financial results, with operating income up 22.1%* on H1 04 (+21.3% in absolute terms), and the cost/income ratio down sharply at 70.2% (versus 72.5% in H1 04). Net income stood at EUR 244 million, up 27.7%.

IAS 32&39 did not have any significant impact on the division's NBI.

[5] This amount does not include assets managed by Lyxor Asset Management (EUR 50 billion at June 30th 2005), whose results are consolidated under the Equity and Advisory business line, nor the assets of customers managed directly by the French Networks (approximately EUR 82 billion held by customers with assets exceeding EUR 150,000).

Asset Management

In EUR million	H1 05	H1 04	Change H1/H1	
NBI	**528**	**469**	**+12.6%**	**+14.8%***
Operating expenses	(317)	(301)	+5.3%	+7.8%*
Gross operating income	**211**	**168**	**+25.6%**	**+27.1%***
Net income from other assets	0	1	NM	
Income tax	(72)	(57)	+26.3%	
Net income before minority interests	139	112	+24.1%	
Minority interests	(2)	(12)	-83.3%	
Net income	**137**	**100**	**+37.0%**	**+38.4%***

* when adjusted for changes in Group structure and at constant exchange rates

H1-04: IFRS (excl. IAS 32 & 39 and IFRS 4)

H1-05: IFRS (incl. IAS 32 & 39 and IFRS 4)

First half net inflows stood at a high EUR 15.6 billion (representing an annualised growth rate of 12% in assets under management). These results were achieved in particular through strong sales of structured products across all platforms, thereby confirming SG AM's capacity for innovation. SG AM's assets under management stood at EUR 298 billion at the end of June 2005, versus EUR 263 billion a year earlier, confirming its position as the fourth largest bank-owned asset manager in the euro zone.

Net banking income increased by 14.8%* on H1 04 to stand at EUR 528 million. This figure includes an exceptional commission of EUR 38 million for the last year of a long-term distribution agreement (compared with EUR 13 million in H1 04) and a strong contribution from TCW. Margins held up well over the period.

Operating expenses increased by 7.8%* on H1 04, due in particular to the impact of variable remuneration reflecting increased business activity.

As a result, operating income for the first half of 2005 was up by 27.1%* on H1 04.

Private Banking

In EUR million	H1 05	H1 04	Change H1/H1	
NBI	**256**	**236**	**+8.5%**	**+8.9%***
Operating expenses	(176)	(164)	+7.3%	+8.0%*
Gross operating income	**80**	**72**	**+11.1%**	**+11.1%***
Net allocation to provisions	0	(4)	NM	
Income tax	(18)	(13)	+38.5%	
Net income before minority interests	62	55	+12.7%	
Minority interests	0	(3)	NM	
Net income	**62**	**52**	**+19.2%**	**+19.2%***

* when adjusted for changes in Group structure and at constant exchange rates

H1-04: IFRS (excl. IAS 32 & 39 and IFRS 4)

H1-05: IFRS (incl. IAS 32 & 39 and IFRS 4)

SG Private Banking stepped up its sales drive across all platforms, with net inflows reaching a record EUR +3.6 billion in the first half (representing an annualised growth rate of 15% in assets under management). Overall, assets under management stood at EUR 55 billion at the end of June 2005, versus EUR 48 billion a year earlier.

The business line recorded a sharp increase in net banking income on the first half of 2004 (+8.9%*), which was already a strong base. Its gross margin remained at a high level.

The increase in operating expenses (+8.0%* on H1 04) reflects the impact of continued investment and variable remuneration.

Operating income increased sharply over the first half of 2005, coming out 17.6%* higher than in H1 04.

SG GSSI and Boursorama

In EUR million	H1 05	H1 04	Change H1/H1	
NBI	**426**	**391**	**+9.0%**	**+9.9%***
Operating expenses	(357)	(330)	+8.2%	+9.3%*
Gross operating income	**69**	**61**	**+13.1%**	**+13.1%***
Net allocation to provisions	(1)	(1)	NM	NM
Operating income	**68**	**60**	**+13.3%**	**+13.3%***
Income tax	(22)	(19)	+15.8%	
Net income before minority interests	46	41	+12.2%	
Minority interests	(1)	(2)	-50.0%	
Net income	**45**	**39**	**+15.4%**	**+15.4%***

* when adjusted for changes in Group structure and at constant exchange rates

H1-04: IFRS (excl. IAS 32 & 39 and IFRS 4)

H1-05: IFRS (incl. IAS 32 & 39 and IFRS 4)

Despite a mixed market environment in the first half, client-driven activity continued to record sustained growth. The Brokerage sub-division of SG GSSI confirmed its strong positioning (global market share of 5.0%[6] in execution and clearing on listed derivative products in the first half of 2005). The number of funds administered by the Global Custodian sub-division of SG GSSI rose by 13% between end-June 2004 and end-June 2005. Boursorama pursued its diversification strategy aimed at the on-line distribution of savings products; the outstanding amount of savings doubled from end-June 2004, to stand at EUR 1.6 billion at June 30th 2005.

Moreover the first half saw continued external growth:

FIMAT finalised the acquisition of Preferred Trade, a US-based brokerage company, thereby strengthening its execution and clearing services in the North American equity and equity derivative markets.
Boursorama announced the acquisition of Squaregain (ex Comdirect UK), a major player in on-line brokerage in the United Kingdom.
Net banking income in the business line rose by 9.9%* compared to H1 04.

Operating expenses increased by 9.3%* on H1 04, reflecting continued investment in the Brokerage and Global Custodian sub-divisions and the integration of Veritas into Boursorama.

H1 05 operating income was up by 13.3%* on H1 04.

[6] On major derivatives exchanges of which FIMAT is a member.

Corporate and Investment Banking

In EUR million	H1 05	H1 04	Change H1/H1	
NBI	**2,783**	**2,288**	**+21.6%**	**+23.4%***
Operating expenses	(1,627)	(1,400)	+16.2%	+17.7%*
Gross operating income	**1,156**	**888**	**+30.2%**	**+32.4%***
Net allocation to provisions	69	(14)	NM	NM
Operating income	**1,225**	**874**	**+40.2%**	**+42.4%***
Net income from other assets	0	1	NM	
Net income from companies accounted for by the equity method	10	9	+11.1%	
Impairment of goodwill	(13)	0	NM	
Income tax	(372)	(211)	+76.3%	
Net income before minority interests	850	673	+26.3%	
Minority interests	(6)	(3)	NM	
Net income	**844**	**670**	**+26.0%**	
Average allocated capital	**3,831**	**3,488**	**+9.8%**	
ROE after tax (annualised)	**44.1%**	**38.4%**		

* when adjusted for changes in Group structure and at constant exchange rates

H1-04: IFRS (excl. IAS 32 & 39 and IFRS 4)

H1-05: IFRS (incl. IAS 32 & 39 and IFRS 4)

Despite the mixed market environment, **Corporate & Investment Banking** reported an excellent first half. Net banking income rose 23.4%* on H1 04, thanks to good trading revenues, but above all to excellent client-driven activities where the division felt the positive impact of its investments in revenue diversification.

The implementation of IAS 32&39 had an impact of EUR -114 million on H1 05 revenue. The spreading over time of the sales margin on some structured products ("Day One P&L") produced a decline in H1 05 revenue in the amount of EUR -66 million. Other effects included the mark-to-market valuation of instruments previously booked under the interest accrual method (EUR -27 million for the first half) and of Credit Default Swaps (EUR +19 million for the first half). Finally, other significant items are related to the residual inefficiency (as defined under IAS 32&39) of hedging transactions.

Revenues in Corporate Banking and Fixed Income were up 6.5%* compared to last year. The Fixed Income business reported particularly high client-driven revenues in fixed income and interest rate derivatives, combined with strong trading and client-driven revenues in commodities activities. NBI from structured finance deals also increased over the first half. Corporate Banking and Fixed Income continued to expand its growth businesses, for example ranking No.1 in euro-denominated securitisation deals at the end of June 2005.

The **Equity and Advisory** business line posted a sharp 47.1%* rise in revenues compared to H1 04. Equity Derivatives made an excellent

contribution to this growth, thanks to robust revenues in both trading and client-driven activities, while Cash Equity and Advisory also reported satisfactory business levels. The first half saw the launch of 4 new ETFs by Lyxor (including the first inflation-linked ETF), confirming Equity and Advisory's European leadership in this field, with 15 managed ETFs. The business line also continued to improve its pan-European equity research ranking while maintaining its number one position in France.

Overall, the increase in net banking income in **Corporate and Investment Banking** (+23.4%* in H1 05 compared to H1 04) illustrates the division's strong emphasis on expanding its customer base.

Operating expenses in Corporate & Investment Banking increased by 17.7%* compared to H1 04, reflecting the rise in variable remuneration linked to the strong increase in NBI, and the continued recruitment plans for 2005. The division pursued its policy of tight cost control together with targeted investment, in line with its strategy of profitable growth.

The cost/income ratio came out at 58.5% for the first half and gross operating income was up sharply by 32.4%* on H1 04.

In a continued favourable credit risk environment, Corporate & Investment Banking booked a net write-back of provisions of EUR 69 million in the first half; the impact of discounting of provisions under IAS 32&39 was not significant over the period. The number of new provisions required was very low and write-backs were booked from specific provisions, either due to favourable developments in counterparties' financial position, or because the credit was repaid or sold under the bank's policy of active loan book management.

Market risks are contained: average VaR stood at EUR 22.1 million for the first half.

The division's contribution to Group net income amounted to EUR 844 million, up by a strong 26.0% on H1 04.

After-tax profitability came out at over 30% for the fourth half in a row: after-tax ROE stood at 44.1%, compared to 38.4% in H1 04.

Corporate Centre

In EUR million	H1 05	H1 04
NBI	**92**	**(84)**
Operating expenses	(50)	(63)
Gross operating income	**42**	**(147)**
Net allocation to provisions	21	(1)
Operating income	**63**	**(148)**
Net income from other assets	158	206
Net income from companies accounted for by the equity method	0	2
Exceptional items and FGBR	0	0
Impairment of goodwill	0	0
Income tax	107	48
Net income before minority interests	328	108
Minority interests	(108)	(28)
Net income	**220**	**80**

H1-04: IFRS (excl. IAS 32 & 39 and IFRS 4)
H1-05: IFRS (incl. IAS 32 & 39 and IFRS 4)

The Corporate Centre recorded net income of EUR 220 million in the first half.

Income from disposals from the industrial equity portfolio, henceforth booked to NBI in accordance with IAS 32&39, amounted to EUR +110 million in H1 05. At June 30th 2005, the IFRS net book value of the industrial equity portfolio excluding unrealised capital gains stood at EUR 1.3 billion, and unrealised capital gains totalled EUR 0.5 billion.

The Group also booked the capital gains from the disposal of its Argentine retail banking subsidiary and its stake in United Arab Bank in the first half (under net income from other assets).

8.1.5 Post-closing events

Completion of the acquisition of Eurobank in Poland

Following full approval from the Polish Banking Commission and Anti-monopoly Authorities, Société Générale completed its acquisition of Eurobank. This transaction, announced April 25th 2005, was finalized on Monday 18th July 2005.

Eurobank is a major player in the consumer credit market in Poland. Specialised in the direct distribution of cash loans, and with a strong national network of over 110 sales branches, Eurobank had over EUR 240 million of outstanding loans as at the end of June 2005.

This transaction is in line with the development strategy of Société Générale's Specialized Financial Services business, and reinforces the Group's presence in consumer credit, with outlets in 9 countries: Germany, France, Italy, Morocco, Poland, the Czech Republic, Romania, Russia and Tunisia.

Acquisition of 100% of DeltaCredit Bank

Société Générale announced the acquisition of 100% of DeltaCredit Bank which specializes in mortgage lending in Russia. DeltaCredit Bank, founded by US Russia Investment Fund and managed by Delta Private Equity Partners, is the leading domestic mortgage lender in the Russian Federation. It has developed innovative mortgage products aimed at satisfying diverse housing needs of individuals in Russia. DeltaCredit Bank has 128 employees and outstanding mortgage loans of around USD 200 million in Russia.

The acquisition, signed on August 11th, is subject to the approval of the Russian regulatory authorities and should be completed in the next few months.

This transaction is in line with the development strategy of Société Générale's international retail banking business. It will complement the Group's presence in Russia and generate synergies with its other activities in this market which include universal banking (Banque Société Générale Vostok) and consumer credit (Rusfinance).

Acquisition of MIBank in Egypt

On August 12th 2005, Société Générale announced the acquisition of MIBank by National Société Générale Bank (NSGB), Société Générale's Egyptian subsidiary in which it holds a 78% stake. With a network of 30

branches and 1,300 staff, MIBank is the second largest privately-owned universal bank in Egypt, with a client base comprising 50,000 individuals and 800 corporates.

The transaction will be structured as a tender offer as indicated by local regulations. A group of institutional investors has committed its stake of 69.7% of MIBank's shares to the tender.

This acquisition is in line with Société Générale's strategic development in international retail banking. It reinforces NSGB's position in Egypt and places the new group among the leading privately-owned banks in Egypt.

Disposal of the Group's full stake in Banco Santander

In August 2005, Société Générale sold its full 2.08% stake in Banco Santander, as part of its policy to reduce its equity investment portfolio. Société Générale purchased its stake in Banco Santander's capital in 2000.

8.2 Consolidated financial statements and notes

See appendix.

8.3 Report of the Statutory Auditors on the consolidated financial statements as at June 30th 2005

DELOITTE et Associés
185, avenue Charles de Gaulle
92524 Neuilly-sur-Seine Cedex

Commissaire aux Comptes
Membre de la compagnie
régionale de Versailles

ERNST & YOUNG Audit
Faubourg de l'Arche
11, allée de l'Arche
92037 Paris-La Défense Cedex
S.A. au capital de € 3.044.220

Commissaire aux Comptes
Membre de la compagnie
régionale de Versailles

Société Générale, S.A.

Statutory auditors' report on interim financial information 2005
(Article L.232-7 of French Company Law (Code de commerce) and article 297-1 of March 23, 1967 decree)
Period from January 1, 2005 to June 30, 2005
(Free translation from the French original)

To the Shareholders,

In our capacity as statutory auditors of Société Générale, and in accordance with Article L.232-7 of French Company Law (Code de Commerce), we have performed the following procedures:

- a review of the accompanying summary of operations and income statement as they appear in the consolidated interim financial statements of Société Générale for the six-month period ended June 30, 2005
- an examination of the information provided in the Company's interim report.

These interim consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.

These interim consolidated financial statements have been prepared in the process of application of IFRS as adopted by the European Union for 2005 consolidated financial statements, using IFRS accounting and measurement methods expected to be effective in the European Union and applied by the company for 2005 consolidated financial statements, as described in note 1 to the financial statements and disclosures of interim financial statements defined by Règlement Général of AMF. They include, for comparison purpose information related to 2004 fiscal year and first half 2004 restated using the same rules, except for standards IAS 32, IAS 39 and IFRS 4 which, in conformity with the option of IFRS 1, have been applied as from January 1st, 2005.

We conducted our review in accordance with French professional standards. These standards require that we plan and perform the review to obtain moderate assurance, lesser than that which would result from an audit, as to whether the consolidated interim financial statements are free from material misstatement. The review excluded certain audit procedures and was limited to performing analytical procedures and to obtaining information from Company management and other appropriate sources.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements do not present fairly, in all material respects, the financial position of the Group and the results of its operations for the period then ended in conformity with IFRS accounting and measurement methods expected to be effective in the European Union and applied by the company for 2005 consolidated financial statements, as described in note 1 to the financial statements and disclosures of interim financial statements defined by Règlement Général of AMF.

Without qualifying our conclusion, we draw your attention on note 1 to the financial statements, which:

- explains the reasons why the interpretations applied and the comparative information that will be included in the consolidated financial statements as of December 31, 2005 and in the interim consolidated financial statements as of June 30, 2006 may be different to those presented in the accompanying interim financial statements ;

- describes the IASB standards and IFRIC interpretations, not yet adopted by the European Union and not compliant with the current applicable framework, that management has anticipated as of June 30, 2005 for consistency purposes with the accounting framework planned to be applied as of December 31, 2005 ;

- describes the option given by IFRS 1, and adopted by the company, not to restate the comparative information regarding financial instruments in respect to IAS 32, IAS 39 and insurance contracts in respect to IFRS 4, which have been applied as from January 1, 2005.

We have also examined, in accordance with French professional standards, the information contained in the interim report on the consolidated interim financial statements that were the subject of our review.

We have nothing to report with respect to the fairness of such information and its consistency with the consolidated interim financial statements.

Neuilly-sur-Seine and Courbevoie, September 14, 2005

The statutory auditors,

DELOITTE et Associés	ERNST & YOUNG Audit
José-Luis Garcia	Christian Mouillon

IX. **Share capital** (paragraph 21.1 of the EC regulation)

Change in share capital

Operations carried out	Date of record or completion	Change in number of shares	Total number of shares after operation	Common stock	Change in common stock resulting from operation (%)
Exercise of options in first half 2005	July 21st 2005	808,946	-	-	
Capital increase through 2005 Company Savings Plan	July 21st 2005	5,663,174	440,625,279	550,781,598.75	1.49

At July 21st 2005, Société Générale's paid-up common stock amounted to EUR 550,781,598.75 and comprised 440,625,279 shares with a nominal value of EUR 1.25 per share, all eligible for dividends paid out of income earned from January 1st 2005.

APPENDIX:

CONSOLIDATED FINANCIAL STATEMENTS AS AT JUIN 30TH 2005

CONSOLIDATED BALANCE SHEET

Assets

(In millions of euros)		IFRS [1]			IFRS excl. IAS 32-39 & IFRS 4 [1]	
		June 30, 2005	**January 1, 2005**		**December 31, 2004**	**January 1, 2004**
Cash, due from central banks		6,193	5,204	Cash, due from central banks	5,206	6,755
Financial assets measured at fair value through profit or loss	Note 4	384,152	283,506	Securities portfolio	217,285	193,357
Hedging derivatives	Note 5	3,839	2,817			
Available for sale financial assets	Note 6	72,617	67,566			
Due from banks	Note 7	68,569	53,337	Due from banks	68,117	60,283
Customers loans	Note 8	216,405	198,891	Customer loans	208,184	191,929
Lease financing and similar agreements		21,386	20,633	Lease financing and similar agreements	20,589	17,812
Revaluation differences on portfolios hedged against interest rate risk		447	318			
Held to maturity financial assets		2,379	2,230			
Tax assets		1,385	1,396	Tax assets	1,374	1,514
Other assets		37,554	30,804	Other assets	70,809	56,800
Investments in subsidiaries and affiliates accounted for by the equity method		227	278	Investments in subsidiaries and affiliates accounted for by the equity method	348	562
Tangible and intangible assets	Note 9	9,621	8,970	Tangible and intangible fixed assets	9,110	8,445
Goodwill		3,237	2,871	Goodwill	2,333	2,187
Total		**828,011**	**678,821**	**Total**	**601,355**	**539,644**

[1] The Group decided to take advantage of the option available under IFRS 1 not to restate the opening balance sheet at January 1, 2004 in accordance with IAS 32, IAS 39 and IFRS 4 as adopted by the European Union and to apply these three standards for the first time at January 1, 2005. As a result, for comparative 2004 data, financial instruments and transactions covered by IAS 32, IAS 39 and IFRS 4 are recognized and presented under the French accounting principles applied by the Group, in accordance with CRC Regulations 1999-07 and 2000-04. The note 2 highlights the impacts of first-time adoption of IFRS as adopted by the European Union.

Liabilities

(in millions of euros)		IFRS [1] June 30, 2005	IFRS [1] January 1, 2005		IFRS excl. 32-39 & IFRS 4 [1] December 31, 2004	IFRS excl. 32-39 & IFRS 4 [1] January 1, 2004
Due to central banks		2,689	1,504	Due to central banks	1,505	2,827
Financial liabilities measured at fair value through profit and loss	Note 4	290,700	213,352			
Hedging derivatives	Note 5	2,782	3,416			
Due to banks	Note 10	116,476	79,759	Due to banks	92,380	83,620
Customer deposits	Note 11	210,434	192,863	Customer deposits	213,433	196,090
Securitized debt payables	Note 12	73,449	68,830	Securitized debt payables	97,730	82,917
Revaluation differences on portfolios hedged against interest rate risk		1,080	713			
Tax liabilities		1,319	1,154	Tax liabilities	2,411	2,499
Other liabilities		34,287	30,207	Other liabilities	109,563	96,295
Underwriting reserves of insurance companies	Note 13	53,898	48,948	Underwriting reserves of insurance companies	46,833	41,144
Provisions	Note 13	2,792	2,941	Provisions	2,854	2,509
Subordinated debt		13,133	12,599	Subordinated debt	11,930	10,945
				Preferred shares	2,049	2,120
Total liabilities		**803,039**	**656,286**	**Total liabilities**	**580,688**	**520,966**
SHAREHOLDERS' EQUITY				**SHAREHOLDERS' EQUITY**		
Shareholders' equity, Group share				**Shareholders' equity, Group share**		
Common stock		544	556	Common stock	556	548
Equity instruments and associated reserves		3,244	2,437	Equity instruments and associated reserves	2,672	3,061
Retained earnings		13,545	11,135	Retained earnings	12,055	13,134
Net income		2,181	3,293	Net income	3,293	-
Sub-total		**19,514**	**17,421**			
Unrealized or deferred capital gains or losses		1,540	1,261			
Sub-total equity, Group share		**21,054**	**18,682**	**Sub-total equity, Group share**	**18,576**	**16,743**
Minority interests		3,918	3,853	**Minority interests**	2,091	1,935
Total equity		**24,972**	**22,535**	**Total equity**	**20,667**	**18,678**
Total		**828,011**	**678,821**	**Total**	**601,355**	**539,644**

[1] The Group decided to take advantage of the option available under IFRS 1 not to restate the opening balance sheet at January 1, 2004 in accordance with IAS 32, IAS 39 and IFRS 4 as adopted by the European Union and to apply these three standards for the first time at January 1, 2005. As a result, for comparative 2004 data, financial instruments and transactions covered by IAS 32, IAS 39 and IFRS 4 are recognized and presented under the French accounting principles applied by the Group, in accordance with CRC Regulations 1999-07 and 2000-04. The note 2 highlights the impacts of first-time adoption of IFRS as adopted by the European Union.

CONSOLIDATED INCOME STATEMENT

(in millions of euros)		IFRS June 30, 2005	IFRS excl. IAS 32-39 & IFRS 4 June 30, 2004	IFRS excl. IAS 32-39 & IFRS 4 December 31, 2004
Interest and similar income	Note 17	9,989	11,418	21,835
Interest and similar expenses	Note 17	(7,722)	(8,607)	(15,688)
Dividend income		158	261	396
Dividends paid on preferred shares		-	(71)	(144)
Commissions (revenue)	Note 18	3,852	3,579	7,106
Commissions (expense)	Note 18	(916)	(923)	(1,831)
Net income/expense from financial transactions		3,404	2,190	4,222
o/w net income/expense from financial instruments measured at fair value through profit and loss	*Note 19*	*3,242*	-	-
o/w net income/expense on financial assets available for sale	*Note 20*	*162*	-	-
Income from other activities		7,382	8,316	14,499
Expenses from other activities		(6,946)	(8,164)	(13,989)
Net banking income		**9,201**	**7,999**	**16,406**
Personnel expenses	Note 21	(3,658)	(3,300)	(6,743)
Other operating expenses		(1,895)	(1,757)	(3,651)
Amortisation and depreciation charges for tangible and intangible assets		(329)	(315)	(668)
Gross operating income		**3,319**	**2,627**	**5,344**
Cost of risk	Note 23	(188)	(326)	(568)
Operating income		**3,131**	**2,301**	**4,776**
Net income from companies accounted for by the equity method		13	15	40
Net income/expense from other assets		165	218	195
Impairment losses on goodwill		(13)	-	4
Earnings before tax		**3,296**	**2,534**	**5,015**
Income tax	Note 25	(872)	(696)	(1,380)
Consolidated net income		**2,424**	**1,838**	**3,635**
Minority interests		(243)	(160)	(342)
Net income, Group share		**2,181**	**1,678**	**3,293**
Earnings per share		**5.36**	**4.11**	**8.06**
Diluted earnings per share		**5.31**	**4.07**	**7.99**

CHANGES IN SHAREHOLDERS' EQUITY

(in millions of euros)	Capital and associated reserves			Consolidated reserves	Unrealized or deferred capital gains or losses							
	Common stock	Equity instruments and associated reserves	Elimination of treasury stock	Retained earnings	Change in fair value of assets available for sale	Change in fair value of hedging derivatives	Tax impact	Shareholders' equity, Group share	Minority interests (5)	Unrealized or deferred capital gains or losses, minority interests	Shareholders' equity, minority interests	Total consolidated shareholders' equity
Shareholders' equity at January 1st 2004 (excluding IAS 32, 39 and IFRS 4)	**548**	**4,200**	**(1,139)**	**13,134**				**18,743**	**1,935**		**1,935**	**18,678**
Increase in common stock	8	350						358				358
Elimination of treasury stock			(739)	30				(709)				(709)
Dividends paid				(1,031)				(1,031)	(190)		(190)	(1,221)
Sub-total of changes linked to relations with shareholders	**556**	**4,550**	**(1,878)**	**12,133**				**15,361**	**1,745**		**1,745**	**17,106**
Net income				3,293				3,293	342		342	3,635
Sub-total	**556**	**4,550**	**(1,878)**	**15,426**				**18,654**	**2,087**		**2,087**	**20,741**
Effect of acquisitions and disposals on minority interests									(14)		(14)	(14)
Translation differences and other changes		41		(119)				(78)	18		18	(60)
Shareholders' equity at December 31st 2004 (excluding IAS 32, 39 and IFRS 4)	**556**	**4,591**	**(1,878)**	**15,307**				**18,576**	**2,091**		**2,091**	**20,667**
Impact of the transition to IAS/IFRS (cf. Note 2, § 3)			(235)	(920)	1,374	112	(225)	106	1,737	25	1,762	1,868
Shareholders' equity at January 1st 2005 (including IAS 32, 39 and IFRS 4)	**556**	**4,591**	**(2,113)**	**14,387**	**1,374**	**112**	**(225)**	**18,682**	**3,828**	**25**	**3,853**	**22,535**
Increase in common stock (1)	(13)	(687)						(700)				(700)
Elimination of treasury stock (2)			456	6				462				462
Issuance of equity instruments (3)		1,000		6				1,006				1,006
Equity component of share-based payment plans (4)		39						39				39
Dividends paid				(1,359)				(1,359)	(215)		(215)	(1,574)
Sub-total of changes linked to relations with shareholders	***(13)***	***351***	***456***	***(1,348)***	*-*	*-*	*-*	***(553)***	***(215)***	*-*	***(215)***	***(768)***
Change in value of financial instruments and fixed assets having an impact on equity					462	9	(43)	428		20	20	448
Change in value of financial instruments and fixed assets recognized in income					(149)	(22)	23	(149)		(12)	(12)	(161)
Net income for the period				2,181				2,181	243		243	2,424
Sub-total	*-*	*-*	*-*	***2,181***	***313***	***(13)***	***(21)***	***2,460***	***243***	***8***	***251***	***2,711***
Effect of acquisitions and disposals on minority interests (6)									(131)		(131)	(131)
Translation differences and other changes (7)				465				465	160		160	625
Sub-total	*-*	*-*	*-*	***465***	*-*	*-*	*-*	***465***	***29***	*-*	***29***	***494***
Shareholders' equity at December 31, 2005 (including IAS 32, 39 and IFRS 4)	**544**	**4,942**	**(1,657)**	**15,685**	**1,687**	**99**	**(246)**	**21,054**	**3,885**	**33**	**3,918**	**24,972**

(1) At June 30th 2005, Société Générale's fully paid-up capital stock amounted to EUR 543,702,631 and was made up of 434,962,105 shares with a nominal value of EUR 1.25.
In the first half of 2005, Société Générale reduced its share capital in the amount of EUR 14 million through the cancellation of 11,000,000 shares, including additional paid-in capital of EUR 730 million.
Furthermore, Société Générale completed a capital increase in the amount of EUR 1 million, including additional paid-in capital in the amount of EUR 43 million, following the exercise by employees of stock options granted by the Board of Directors.
Goodwill on acquisitions that were financed by the conversion into shares of convertible bonds issued in May 1993 was charged against the additional capital arising on this capital increase in 1998, in proportion to the part of the total acquisition cost covered by the capital increase. If the goodwill relating to these transactions had not been charged against shareholders' equity, it would have been booked on the assets side of the consolidated balance sheet for a net amount of EUR 57 million at June 30th 2005.

(2) Treasury stock held by Group companies at June 30th 2005 (33,619,384 shares) represents 7.73 % of Société Générale's capital stock.
The amount deducted from net assets in relation to the acquisition by the Group of its own shareholders' equity instruments, whether cash or derivatives, stood at EUR 1,657 million, including EUR 148 million in respect of transaction-related activities.

Treasury shares and buybacks are booked as follows :

In million of euros at June 30	Transaction-related activities	Buybacks and active management of Shareholders equity	Total
Cancellation of 11,000,000 shares		744	744
Disposals net of purchases	-25	-263	-288
	-25	481	456
Capital gains net of tax on treasury shares and treasury share derivatives, booked under shareholders' equity	4	-31	-27
Related dividends, removed from consolidated results	3	30	33
	7	-1	6

(3) In January 2005, the Group issued deeply subordinated, perpetual notes in the amount of EUR 1 billion, booked under shareholders' equity due to the discretionary nature of the remuneration of these notes. Furthermore, a tax saving in the amount of EUR 6 million due to the deeply subordinated note issue was booked under Group share.

(4) In the first half of 2005, the amount of share-based payments settled using shareholders' equity instruments stood at EUR 39 million, booked as follows : EUR 28 million were booked under the stock option and stock purchase plan and EUR 11 million were booked under the glob Employee Stock Ownership Plan.

(5) From 01/01/2005, further to the adoption of IAS 32&39 and given the discretionary nature of the remuneration of preferred shares, the latter are reclassified from Debt to Minority interests, in the amount of EUR 2,049 million (Note 1).
At June 30th 2005, preferred shares stood at EUR 2,163 million.

(6) In the first half of 2005, the impact of the buyback in January 2005 of shares held by minority shareholders in SC Alicante and SC Chassagne, stood at EUR - 152 million.
The buyback of 24% of NSGB and the purchase of a 75% stake in the capital of Hanseatic Bank had a respective impact of EUR - 40 million and EUR + 61 million.

(7) The variation in the currency translation difference at Group level over the first half of 2005 was EUR 465 million.
EUR 321 million of this change can be attributed to the rise of the Dollar against the Euro, EUR 32 million to the rise of Sterling, EUR 24 million to the rise of the Canadian dollar, EUR 21 million to the rise of the Egyptian pound and EUR 23 million to the rise of the Romanian LEU.
The change on 2005 in the translation impact (on a non-Group share basis) stood at EUR 156 million.
This is mainly due to the revaluation of preferred shares issued in US dollars in an amount of EUR 115 million.

CASH FLOW STATEMENT

(in millions of euros)	*IFRS* June 30, 2005	*IFRS excl. IAS 32-39 & IFRS 4* December 31, 2004
NET CASH INFLOW (OUTFLOW) RELATED TO OPERATING ACTIVITIES		
Net income (I)	2,424	3,635
Amortization expense on tangible fixed assets and intangible assets	864	1,760
Net addition to provisions (mainly underwriting reserves of insurance companies)	3,397	4,650
Net income/loss from companies accounted for by the equity method	(13)	(40)
Deferred taxes	98	38
Net income from the sale of long term available for sale assets and subsidiaries	(297)	282
Change in deferred income	(60)	(130)
Change in prepaid expenses	(200)	(22)
Change in accrued income	(582)	(135)
Change in accrued expenses	289	211
Other movements	(264)	(182)
Non-monetary items included in net income and others adjustments (not including income on financial instruments at fair value) (II)	3,232	6,432
Reclassification of income on financial instruments at fair value (1) (III)	(3,376)	(3,687)
Interbank transactions	23,730	2,528
Customers transactions	1,328	479
Transactions related to other financial assets and liabilities (1)	(22,722)	(10,359)
Transactions related to other non financial assets and liabilities	(1,092)	1,833
Net increase / decrease in operating assets and liabilities (IV)	1,244	(5,519)
NET CASH INFLOW (OUTFLOW) RELATED TO OPERATING ACTIVITIES (A) = (I) + (II) + (III) + (IV)	3,524	861
NET CASH INFLOW (OUTFLOW) RELATED TO INVESTING ACTIVITIES		
Net cash inflow (outflow) related to acquisition and disposal of financial assets and long-term investments	278	2,017
Tangible and intangible fixed assets	(1,390)	(1,245)
NET CASH INFLOW (OUTFLOW) RELATED TO INVESTING ACTIVITIES (B)	(1,112)	772
NET CASH INFLOW (OUTFLOW) RELATED TO FINANCING ACTIVITIES		
Cash flow from/to shareholders	(785)	(1,574)
Other net cash flows arising from financing activities	215	881
NET CASH INFLOW (OUTFLOW) RELATED TO FINANCING ACTIVITIES (C)	(570)	(693)
NET INFLOW IN CASH AND CASH EQUIVALENTS (A) + (B) + (C)	1,842	940
CASH AND CASH EQUIVALENTS		
Cash and cash equivalents at start of the year		
Net balance of cash accounts and accounts with central banks	3,700	3,928
Net balance of accounts, demand deposits and loans with credit establishments	1,237	70
Cash and cash equivalents at end of the year (2)		
Net balance of cash accounts and accounts with central banks	3,504	3,701
Net balance of accounts, demand deposits and loans with credit establishments	3,275	1,237
NET INFLOW IN CASH AND CASH EQUIVALENTS	1,842	940

(1) reclassification of unrealized and realized income on financial instruments at fair value to transactions related to other financial assets and liabilities in order to estimate the net cash inflow / outflow related to these instruments over the period.
(2) o/w EUR 620 million cash related to entities acquired in 2005

Note 1
Significant accounting principles

European Regulation 1606/2002 of July 19th 2002 on the application of International Accounting Standards requires Société Générale Group ("the Group") to prepare its consolidated financial statements for the year ending December 31, 2005 in compliance with all International Financial Reporting Standards (IFRS) adopted by the European Union and in force at that date.

In the context of its transition to IFRS adopted by the European Union for the preparation of its 2005 consolidated financial statements, the Group has drawn up its consolidated financial statements for the six months to June 30, 2005 in compliance with the Autorité des Marchés Financiers (AMF) general regulations on interim accounts and with CNC recommendation 99-R-01 on interim accounts, but applying the accounting and valuation principles contained in all IFRS expected to be in force at December 31, 2005. The presentation of the consolidated interim accounts for the first half year thus omits some of the information required by IFRS as adopted in the European Union.

The rules applied comprise IFRS 1-5 and International Accounting Standards (IAS) 1-41, as well as the interpretations of these standards adopted by the European Union at June 30 2005. The Group also applied early the following amendments, which have not yet been adopted by the European Union:

- The amendment to IAS 39 "Financial instruments, recognition and measurement" approved in December 2004 regarding the transition and initial recognition of financial assets and liabilities.
- The amendment to IAS 39 approved in June 2005 on application of the fair value option,
- The amendment to the scope of the interpretation SIC 12 "Consolidation – Special purpose entities"

The Group also made use of the provisions of IAS 39 as adopted in the EU for applying macro-fair value hedge accounting (IAS 39 "carve-out").

At the time the interim consolidated financial statements were prepared it was not possible to know which set of IFRS will be in force at December 31, 2005 and so it is possible that the opening balance sheet and half-year income may change in the course of preparing the full-year 2005 consolidated financial statements.

These interim consolidated financial statements are presented in euros.

The Société Générale Group's consolidated financial statements for the period until December 31, 2004, were prepared in accordance with the French accounting principles contained in regulations 1999-07 and 2000-04 of the French Accounting Regulation Committee, which differ in some respects from the IFRS adopted by the European Union. Comparative information on periods in 2004 (to December 31, 2004, and to June 30, 2004), originally prepared under French accounting principles, has been restated to make it compliant with IFRS except for transactions which are under the scope of IAS 32, IAS 39 and IFRS 4. Any such transactions in the 2004 comparative periods have been recognized and presented here under French accounting principles, as permitted under IFRS 1 "First-time adoption of IFRS" which allows application of IAS 32, IAS 39 and IFRS 4 to be delayed until January 1, 2005.

These interim consolidated financial statements also include an opening balance sheet prepared in accordance with IFRS 1.

The effects of this change in accounting standards on the consolidated balance sheet and Group equity as well as on the consolidated income statement are described in note 2. This note describes the methods used to draw up the Group's opening IFRS balance sheets at January 1, 2004 or January 1, 2005 for transactions on financial instruments under the scope of IAS 32, 39 as adopted by the

European Union and insurance activities under the scope of IFRS 4 as adopted by the European Union. It also describes the quantitative impact on the opening balance sheets of differences with the French accounting principles previously applied.

The main valuation and presentation rules used in drawing up these interim consolidated financial statements are shown below. These were applied consistently in 2004 and 2005 except those concerning financial instruments and insurance contract.

1 Consolidation principles

The consolidated financial statements of Société Générale include the financial statements of the Parent Company and of the main French and foreign companies making up the Group. Since the financial statements of foreign subsidiaries are prepared using the accounting principles accepted in their respective countries any necessary restatements and adjustments are made prior to consolidation so that they comply with the accounting principles used by the Société Générale Group.

Consolidation methods

The consolidated financial statements include the financial statements of Société Générale, including the bank's foreign branches, and all significant subsidiaries over which Société Générale exercises control. Companies with a fiscal year ending more than three months before or after that of Société Générale prepare pro-forma statements for a six-month period ended June 30. All significant balances, profits and transactions between Group companies are eliminated.

However, the consolidation scope only includes entities that have a significant impact on Group financial statements. This means companies whose balance sheet assets amount to more than 0.02% of the Group's, for full or proportionate consolidation, or companies in which the Group's share of equity exceeds 0.10% of the consolidated Group's total equity.

In determining voting rights for the purpose of deciding the Group's degree of control over a company and the appropriate consolidation methods, potential voting rights were taken into account if they could be freely exercised or converted at the time the assessment was made. Potential voting rights are instruments such as call options on ordinary shares outstanding on the market or rights to convert bonds into new ordinary shares.

The results of newly acquired subsidiaries are included in the consolidated financial statements from the date the acquisition became effective and results of subsidiaries disposed of are included up to the date where the Group relinquished control.

The following consolidation methods are used:

Full consolidation

This method is applied to companies over which Société Générale exercises sole control. Sole control over a subsidiary is defined as the power to govern the financial and operating policies of the said subsidiary so as to obtain benefits from its activities. It is exercised:

- either by directly or indirectly holding the majority of voting rights in the subsidiary;
- or by holding the power to appoint or remove the majority of the members of the subsidiary's governing, management or supervisory bodies, or to command the majority of the voting rights at meetings of these bodies.
- or by the power to exert a controlling influence over the subsidiary through an agreement or provisions in the company's charter or bylaws.

Proportionate Consolidation

Companies over which the Group exercises joint control are consolidated by the proportionate method.

Joint control exists when control over a subsidiary run jointly by a limited number of partners or shareholders is shared in such a way that the financial and operating policies of the said subsidiary are determined by mutual agreement.

A contractual agreement must require the consent of all partners or shareholders for exercising control over the economic activity of the said subsidiary and taking any strategic decisions.

Equity method

Companies over which the Group exercises significant influence are accounted for under the equity method. Significant influence is the power to influence the financial and operating policies of a subsidiary without exercising control over the said subsidiary. In particular, significant influence can result from Société Générale being represented on the board of directors or supervisory board, from involvement in strategic decisions, from the existence of significant intercompany transactions, from the exchange of management staff, or from the company's technical dependency on Société Générale. The Group is assumed to exercise significant influence over the financial and operating policies of a subsidiary when it holds directly or indirectly at least 20% of the voting rights in this subsidiary.

Specific treatment for special purpose vehicles

The independent legal entities ("special purpose vehicles") that are set up specifically to manage a transaction or group of similar transactions are consolidated whenever they are substantially controlled by the Group, even in cases where the Group holds none of the capital in the entities.

Control of a special purpose entity is generally considered to exist if any one of the following criteria applies:

- the SPE's activities are being conducted on behalf of the Group so that the Group obtains benefits from the SPE's operation;
- the Group has the decision-making powers to obtain the majority of the benefits of the SPE, whether or not this control has been delegated through an "autopilot" mechanism;
- the Group has the ability to obtain the majority of the benefits of the SPE;
- the Group retains the majority of the risks of the SPE.

In consolidating SPEs considered to be under substantially controlled by the Group, those parts of entities not held by the Group are recognized as debt on the balance sheet.

Translation of financial statements of foreign consolidated entities

The balance sheet items of consolidated companies reporting in foreign currencies are translated at the official exchange rates prevailing at year-end. Income statement items of these companies are translated at average exchange rates for the period. Gains and losses arising from the translation of capital, reserves, retained earnings and income are included in shareholders' equity under *Unrealized or deferred capital gains or losses - Translation differences.* Gains and losses on transactions used to hedge net investments in foreign consolidated entities or their income in foreign currencies, along with gains and losses arising from the translation of the capital contribution of foreign branches of Group banks are also included in consolidated reserves under the same heading.

In accordance with the option allowed under IFRS 1, the Group allocated all differences arising on translation of foreign entities' financial statements at January 1 2004 to consolidated reserves. As a result, if any of these entities are sold the proceeds of the sale will only include writebacks of those translation differences arising since January 1 2004.

Treatment of acquisitions and goodwill

The Group uses the purchase method to record its business combinations. The acquisition cost is calculated as the total of fair values at the date of acquisition of all assets given, liabilities incurred or assumed, and equity instruments issued, in exchange for the control of the acquired company plus all costs directly attributable to the business combination.

At the acquisition date, all assets, liabilities, off-balance sheet items and contingent liabilities of the acquired entities that are identifiable in the sense of IFRS 3 (business combinations) are valued individually at their fair value regardless of their purpose. The analysis and professional appraisals required for this initial valuation must be carried out within 12 months from the date of acquisition as must any corrections to the value based on new information.

Any surplus in the price paid above the assessed fair value of the proportion of the net asset acquired is booked on the asset side of the consolidated balance sheet under *Goodwill*. Any deficit is immediately recognized in the income statement.

Where the Group increases its percentage holding in an entity that is already controlled, the acquisition of extra shares creates additional goodwill, calculated by comparing the acquisition cost of the securities to the proportional amount of net assets acquired.

Goodwill is carried on the balance sheet at its historical cost denominated in the subsidiary's reporting currency, translated into Euro at the official exchange rate at the closing date for the period.

Goodwill is reviewed regularly by the Group and tested for impairment of value whenever there is any indication that its value may have diminished and at least once a year. At the acquisition date each item of goodwill is attributed to one or more cash-generating units expected to derive benefits from the acquisition. Any impairment of goodwill is calculated based on the recoverable value of the relevant cash-generating units. Cash generating units are the finest measurement units used by management to measure return on investment in a particular activity. The Group divides its activities into 14 cash-generating units, consistently with the management of the Group by core business lines. The recoverable value of a cash-generating unit is calculated by the most appropriate method, frequently discounted cash flows, applied across the whole cash-generating unit rather than to individual legal entities.

If the recoverable amount of the cash-generating units is less than their carrying amount an irreversible impairment is booked to the consolidated income statement for the period under the account *Impairment losses on goodwill.*

Segment reporting

The Group is managed on a matrix basis that takes account of its different business lines and the geographical breakdown of its activities. Segment information are therefore presented under both criteria, broken down primarily by business line and secondarly by geographical distribution.

The Group includes in the results of all sub-divisions all operating income and expenses directly related to its activity. Income for each sub-division, except for the Corporate Center, also includes the yield on capital allocated to it, based on the estimated rate of return on Group capital. On the other hand, the yield on the sub-division's book capital is reassigned to the Corporate Center. Transactions between subdivisions are carried out at identical terms and conditions to those applying to non-Group customers.

The Group is organized into three core business lines:

- Retail Banking includes the French Networks (the domestic networks of Société Générale and Crédit du Nord), Retail Banking outside France and the Group business finance subsidiaries (vendor finance, leasing, consumer credit and life and non-life insurance).
- Global Investment Management Services including Asset Management, Private Banking, and Boursorama and the GSSI securities businesses including Fimat and other securities and employee savings services.
- Corporate and Investment Banking (SGCIB) which covers in one hand Corporate Banking and Fixed Income (structured finance, debt, currency and treasury activities, commodity finance and trading, commercial banking) and in other hand Equity and Advisory activities.

In addition, the Corporate Center acts as the central funding department for the Group's three core businesses.

Segment income are presented taking into account internal transactions in the Group while segment assets and liabilities are presented after elimination of internal transactions in the Group. The tax rate levied on each business line is based on the standard tax rate applying in each country where the division makes profits. Any difference with the Group's tax rate is allocated to the Corporate Center.

For the purpose of segment reporting by geographic distribution, segment profit or loss and segment assets and liabilities are presented based on the location of the booking entities.

2 Accounting policies and valuation methods

Transactions denominated in foreign currencies

From January 1 to December 31, 2004

Gains and losses arising from ordinary activities in foreign currencies are booked to the income statement. In accordance with Regulation 89-01 of the French Banking Regulation Committee, outright forward foreign exchange transactions and those used to hedge other forward foreign exchange transactions are valued on the basis of the forward foreign exchange rate of the relevant currency for the remaining maturity. Spot and other forward foreign exchange positions are revalued on a monthly basis using official month-end spot rates. Unrealized gains and losses are recognized in the income statement. Premiums and discounts resulting from hedged forward foreign exchange transactions, as defined by article 9 of the above-mentioned regulation, are amortized to income on a straight-line basis over the remaining term to maturity of these transactions.

From January 1, 2005

At period-end, monetary assets and liabilities denominated in foreign currencies are converted into euros (the Group's functional currency) at the prevailing spot exchange rate. Realized or unrealized foreign exchange losses or gains are recognized in the income statement.

Forward foreign exchange transactions are recognized at fair value based on the forward exchange rate for the remaining maturity. Spot foreign exchange positions are revalued using official spot rates applying at the end of the period. Unrealized gains and losses are recognized in the income statement.

Non-monetary assets denominated in foreign currencies, including shares and other variable income securities that are not part of the trading portfolio, are converted into euros at the exchange rate applying at the end of the period. Currency differences arising on these assets are only recognized in the income statement when sold or impaired or where the currency risk is fair value hedged. In particular, non-monetary assets funded by a liability denominated in the same currency are converted at the spot rate applying at the end of the period by booking the impact of exchange rate fluctuation to income subject to the documentation of a hedging relationship existing between the two financial instruments.

Determining the fair value of financial instruments

From January 1 to December 31, 2004

Securities portfolio

Shares and other variable income securities and bonds and other fixed-income securities held in trading and short-term investment portfolios are valued by comparing their cost to their realizable value. For listed securities, realizable value is defined as the most recent market price.

Securities classified as shares intended for portfolio activity are valued at their value in use determined on the basis of the issuing company's general development prospects and the remainder of the investment horizon (for listed companies, the average share price over the last three months is considered as representative of the value in use).

Investments in non-consolidated subsidiaries and affiliates are valued at their value in use, representing the price the company would accept to pay to obtain the said securities if it had to acquire them in view of its investment objective. This value is estimated on the basis of various criteria, such as shareholders' equity, profitability, and the average share price over the last three months. For industrial equity holdings, the main criterion used is the average share price over the last three months.

Financial derivatives

Trading financial derivatives and some debt instruments with embedded derivatives are accounted at their market value at year-end; in the absence of a liquid market, this value is generally determined on the basis of in-house models. Where necessary, these valuations are adjusted for reasons of prudence by applying a discount (reserve policy). This discount is determined on the basis of the instruments concerned and the associated risks, and takes into account:

- a prudential valuation of all the instruments, regardless of the liquidity of the corresponding market;
- a reserve calculated according to the size of the position and intended to cover the risk that the Group will be unable to liquidate the investment in one go due to the size of the holding;
- an adjustment for the reduced liquidity of instruments and modelling risks in the case of complex products, as well as transactions on less liquid markets (less liquid since they have been developed recently or are more specialized).

Furthermore, for over-the-counter transactions in interest rate derivatives, the market value recognizes counterparty risks and the discounted value of future management costs.

From January 1, 2005

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

The first choice basis for determining the fair value of a financial instrument is the quoted price in an active market. If the instrument is not traded on an active market, fair value is determined using valuation techniques.

A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occuring market transactions on an arm's length basis.

When the financial instrument is traded on several markets to which the Group has immediat access, the fair value is the price at which a transaction would occur in the most advantageous active market. Where no price is quoted for a particular instrument but its components are quoted, the fair value is the sum of the various quoted components incorporating bid or asking prices for the net position as appropriate.

If the market for a financial instrument is not active, its fair value is established using a valuation technique (in-house valuation models). Depending on the instrument under consideration, these may use data derived from recent transactions, from the fair value of substantially similar instruments, from discounted cash flow or option pricing models, or from valuation parameters. Where necessary, these valuations are adjusted to take certain factors into account, depending on the instruments in question and the associated risks, particularly the bid or asking price of the net position and the modelling risk in the case of complex products.

These in-house models are regularly tested by independent specialists from the Risk Department, who check the validity of data and parameters used.

If the valuation parameters used are observable market data the fair value is taken as the market price, and any difference between the transaction price and the price given by the in-house valuation model, i.e. the sales margin, is immediately recognized in the income statement. However, if valuation parameters are not observable the fair value of the financial instrument at the time of the transaction is deemed to be the transaction price and the sales margin is then generally recognized in the income statement over the lifetime of the instrument, except for some complex financial instruments for which it is recognized at maturity or in the event of early sale. Where substantial volumes of issued instruments are traded on a secondary market with quoted prices, the sales margin is recognized in the income statement in accordance with the method used to determine the instrument's price. When valuation parameters become observable, any portion of the sales margin that has not yet been booked is recognized in the income statement at that time.

Financial assets and liabilities

From January 1 to December 31, 2004

Loans and receivables

Amounts due from banks and customer loans are recognized at cost. They are classified according to initial duration and type: demand deposits (current accounts and overnight transactions) and term deposits in the case of banks; and commercial loans, current accounts and other loans in the case of customers. They also include securities purchased from banks and customers under resale agreements and loans secured by notes and securities.

Interest accrued on these receivables is recorded with these assets as *Related receivables.*

Guarantees and endorsements booked off-balance sheet represent transactions which have not yet given rise to cash movements, such as irrevocable commitments for the undrawn portion of facilities made available to banks and customers or guarantees given on their behalf.

Securities portfolio

Securities are classified according to:

- their type: public notes (Treasury notes and similar securities), bonds and other debt securities (negotiable debt instruments, interbank certificates), shares and other equity securities;
- the purpose for which they were acquired: trading, short-term and long-term investment, shares intended for portfolio activity, investments in non-consolidated subsidiaries and affiliates, and other long- term equity investments.

Trading securities

Trading securities are securities for which a liquid market exists and that are acquired with a view to rapid resale (within a maximum period of six months). They also include liquid securities that are held for a period of over six months in the context of market-making activities or in relation to a hedging or arbitrage transaction. They are valued at market price at year-end. Net unrealized gains or losses, together with net gains or losses on disposals, are recognized in the income statement under *Net income from financial transactions.*

Short-term investment securities

Short-term investment securities are all those intended to be held for more than six months, except for those classified as long-term investment securities (see below).

Shares and other equity securities

Equity securities are carried on the balance sheet at cost excluding acquisition expenses, or at contribution value. At year-end, cost is compared to realizable value. For listed securities, realizable value is defined as the most recent market price. Unrealized capital gains are not recognized in the accounts but a provision for depreciation of portfolio securities is booked to cover unrealized capital losses, without the said provision being offset against any unrealized capital gains. Income from these securities is recorded in *Dividend income.*

Bonds and other debt securities

These securities are carried at cost excluding acquisition expenses and, in the case of bonds, excluding interest accrued and not yet due at the date of purchase. The positive or negative difference between cost and redemption value is amortized to income over the life of the relevant securities. Accrued interest receivable on bonds and other short-term investment securities is recorded in a receivables account against the account *Interest income from available-for-sale financial assets* on the income statement.

At period-end, cost is compared to realizable value or, in the case of listed securities, to their most recent market price. Unrealized capital gains are not recognized in the accounts but a provision for depreciation of portfolio securities is booked to cover unrealized capital losses, after consideration of gains made on any related hedging transactions.

Allocations to and reversals of provisions for losses on short-term investment fixed-income securities together with gains and losses on sales of these securities are recorded under *Net income from financial transactions* on the consolidated income statement.

Long-term investment securities

Long-term investment securities are debt securities held by the Group, which intends to hold them on a long-term basis, in principle until maturity, and where the Group has the necessary means to:

- either permanently hedge its position against a possible depreciation of the securities' value due to interest rate fluctuations, using interest rate futures;
- or hold the securities on a long-term basis by obtaining funds, including available shareholders' equity, which are matched and used to finance these securities.

When the interest rate or liquidity matching no longer complies with the regulations set by the French Banking Commission, the securities are reclassified as short-term investment securities.

Long-term investments are booked according to the same principles as short-term investment securities, except that no provision is made for unrealized losses, unless there is a strong probability that the securities will be sold in the short term, or unless there is a risk that the issuer will be unable to redeem them.

Allocations to and reversals of provisions for losses on long-term investment securities, together with gains and losses on sales of these securities, are recorded in the income statement under *Net income on other assets.*

Shares intended for portfolio activity

This category of securities covers investments made on a regular basis with the sole aim of realizing a capital gain in the medium term and without the intention of making a long-term investment in the development of the issuing company's business, nor of participating actively in its operational management. The profitability of these investments results mainly from the capital gains realized on

disposal. This activity is carried out on a significant and ongoing basis through ad hoc subsidiaries or structures. This category notably includes shares held in the context of venture capital activities.

These securities are recognized on the balance sheet at their purchase price, less acquisition costs. At the end of the period, they are valued at their value in use based on the issuing company's general development prospects and the remaining investment horizon (for listed companies, the average share price over the last three months is considered representative of the value in use). Unrealized capital gains are not recognized in the accounts but a provision for depreciation of portfolio securities is booked to cover unrealized capital losses, without the said provision being offset against any unrealized capital gains. Allocations to and reversals of provisions for depreciation as well as any capital gains or losses realized on the disposal of these securities, including any profit or loss generated when tendering these securities to public share exchange offers, are booked under *Net income from financial transactions*.

Investments in non-consolidated subsidiaries and affiliates, and other long-term equity investments

This category of securities covers shares held in non-consolidated subsidiaries and affiliates, when it is deemed useful to the business of the company to hold the said shares in the long term. This notably covers investments that meet the following criteria:

- shares in companies that share directors or senior managers with the holding company, under circumstances where an influence can be exercised over the company in which the shares are held;
- shares in companies that belong to the same group controlled by individuals or legal entities, where the said persons or entities exercise control over the group and ensure that decisions are taken in unison;
- shares representing more than 10% of the voting rights in the capital issued by a bank or a company whose business is directly linked to that of the Group.

This category also includes *Other long-term equity investments*. These are equity investments made by the Group with the aim of developing special professional relations with a company over the long term but without exercising any influence on its management due to the low proportion of attached voting rights.

Investments in non-consolidated subsidiaries and affiliates, and other long-term equity investments are recorded at their purchase price exclusive of acquisition costs. Dividend income earned on these securities is booked on the income statement under *Dividend income*.

At year-end, investments in non-consolidated subsidiaries and affiliates are valued at their value in use, representing the price the company would accept to pay to obtain the said securities if it had to acquire them in view of its investment objective. This value is estimated on the basis of various criteria, such as shareholders' equity, profitability, and the average share price over the last three months. Unrealized capital gains are not recognized in the accounts but a provision for depreciation on portfolio securities is booked to cover unrealized capital losses. Allocations to and reversals of provisions for depreciation as well as any capital gains or losses realized on the disposal of these securities, including any profit or loss generated when tendering these securities to public share exchange offers, are booked under *Net income from financial transactions*.

From January 1, 2005

Purchases and sales of non-derivative financial assets at fair value through profit or loss, financial assets held to maturity and available-for-sale financial assets (cf.below) are recognized on the balance sheet on the settlement date while derivatives are recognized on the trade date. Changes in fair value

between the trade and settlement dates are booked in the income statement or to shareholders' equity depending on the relevant accounting category. Customer loans are recorded on the balance sheet on the date they are paid.

When intially recognised, financial assets and liabilities are measured at fair value including transaction cost (except for financial instruments recognised at fair value through profit or loss) and are classified under one of the following categories.

Loans and Receivables

Loans and Receivables neither held for trading purposes nor intended for sale from the time they are originated or contributed are recognized on the balance sheet under the *Due from banks* or *Customer loans* accounts and thereafter valued at amortized cost using the effective interest method. An impairment loss of value may be recorded if appropriate.

Financial assets and liabilities at fair value through profit or loss

These are financial assets and liabilities held for trading purposes. They are booked at fair value at the balance sheet date and recognized on the balance sheet under *Financial assets or liabilities at fair value through profit or loss.* Changes in fair value are recorded in the income statement for the period as *Net gains or losses on financial instruments at fair value recognized in the income statement.*

This category also includes non-derivative financial assets and liabilities designated by the Group upon initial recognition to be at fair value through profit or lossfollowing the option available under IAS 39. The application criteria were specified in the amendment to IAS 39 issued in June 2005 and not yet been adopted by the European Union at June 30, 2005. The Group's aim in using the fair value option is:

- first to eliminate or significantly reduce discrepancies in the accounting treatment of certain financial assets and liabilities.

  The Group thus recognizes at fair value through profit or loss some structured bonds issued by SG Corporate and investment banking income. These issues are purely commercial and the associated risks are hedged on the market using financial instruments managed in the trading portfolio. The use of the fair value option aims the Group to ensure consistency between the accounting treatment of these issued bonds and that of the derivatives hedging the associated market risks, which have to be carried at fair value.

  The Group also books at fair value through profit or loss the financial assets held to guarantee unit-linked policies of its life-insurance subsidiaries to ensure their financial treatment matches that of the corresponding insurance liabilities. Under IFRS 4 insurance liabilities have to be recognized according to local accounting principles. The revaluations of underwriting reserves on unit-linked policies, which are directly linked to revaluations of the financial assets underlying their policies, are accordingly recognized in the income statement. The fair value option thus allows the Group to record changes in the fair value of the financial assets through the income statement match fluctuations in value of the insurance liabilities associated with these unit-linked policies.

- secondly, the Group can book certain compound financial instruments at fair value so avoiding the need to separate out embedded derivatives that would otherwise have to be booked separately. This approach is notably used for valuation of the convertible bond held by the Group.

Financial assets held to maturity

These are non-derivative fixed income assets with a fixed maturity, which the Group has the positive intention and the ability to hold to maturity. They are valued after acquisition at their amortized cost and may be subject to impairment, if appropriate. The amortized cost includes premiums and

discounts as well as transaction costs and they are recognized on the balance sheet under *Financial assets held to maturity*.

Financial available-for-sale assets

These are non-derivative financial assets held for an indeterminate period which the Group may sell at any time. By default, these are any assets that do not fall into one of the above three categories. These financial assets are recognized on the balance sheet under *Financial available-for-sale assets* and measured at their fair value at the balance sheet date. Interest accrued or paid on fixed-income securities is recognized through the income statement using the effective interet method under *Interest and similar income – Transactions in financial instruments*. Changes in fair value other than income are recorded in the shareholders' equity account under *Unrealized or deferred gains or losses*. The Group only records these changes in fair value on the income statement when the asset is sold or impaired, in which case they are reported as *Net gains or losses on financial available-for-sale assets*. Dividends on variable income securities classified as available for sale are recorded in the income statement under *Dividend income*.

Derecognition of financial assets and liabilities

The Group derecognizes all or part of a financial asset (or group of similar assets) when the contractual rights to the cash flows on the asset expire or when the Group has transferred the contractual rights to receive the cash flows and substantially all of the risks and rewards of ownership of the asset.

Where the Group has transferred the cash flows of a financial asset but has neither transferred nor retained substantially all the risks and rewards of its ownership and has not retained control of the financial asset, the Group derecognizes it and recognize separately as asset or liability any rights and obligations created or retained as a result of the asset's transfer. If the Group has retained control of the asset, it continues to recognize it on the balance sheet to the extent of its continuing involvement in that asset.

When a financial asset is derecognized in its entirety, a gain or loss on disposal is recorded on the income statement for the difference between the carrying value of the asset and the payment received for it, adjusted where necessary for any unrealized profit or loss previously recognized directly in equity.

The Group only derecognizes all or part of a financial liability when it is extinguished, i.e. when the obligation specified in the contract is discharged, cancelled or expires.

The implementation of these accounting principles at June 30 2005 did not produce any significant divergence in relation to the implementation of French accounting principles.

Financial derivatives and hedge accounting

From January 1 to December 31, 2004

Hedging

Income and expenses on financial derivatives used as a hedge, and assigned from the beginning to an identifiable item or group of similar items, are recognized in the income statement in the same manner as revenues and expenses on the hedged item. Income and expenses on interest rate instruments are booked as net interest income in the same interest income or expense account as the items hedged. Income and expenses on other instruments such as equity instruments, stock market indexes or currencies are booked as *Net income from financial transactions*.

Income and expenses on financial derivatives used to hedge or manage an overall interest rate risk are recognized in the income statement over the life of the instrument, under *Net income from financial transactions*.

Trading transactions

Trading transactions include instruments traded on organized or similar markets and other instruments, such as credit derivatives and composite option products, which are included in the trading portfolio although they are traded over-the-counter on less liquid markets, together with debt securities with a forward financial instrument component for which this classification in the accounts most appropriately reflects the results and associated risks. These transactions are measured at their market value at the balance sheet date.

The corresponding gains or losses are directly booked as income for the period, regardless of whether they are realized or unrealized, under *Net income from financial transactions.*

Gains or losses corresponding to contracts concluded within the scope of cash management activities managed by the trading room, in order to benefit from any interest rate fluctuations, are recorded when liquidated or over the life of the contract, depending on the type of instrument. Unrealized losses are provisioned at year-end and the corresponding amount is booked under *Net income from financial transactions.*

From January 1, 2005

All financial derivatives are recognized at fair value in the balance sheet as financial assets or financial liabilities. Changes in the fair value of financial derivatives, except those designated as cash-flow hedges (see below), are recognized in the income statement for the period.

Derivatives are divided into two categories:

Trading financial derivatives

Derivative instruments are considered to be trading financial derivatives by default, unless they are designated as hedging instruments for accounting purposes. They are booked on the balance sheet under *Financial assets or liabilities at fair value through profit or loss.* Changes in fair value are recorded in the income statement as *Net gains or losses on financial instruments at fair value recognized in income statement.*

Derivative hedging instruments

To designate an instrument as a derivative hedging instrument the Group must document the hedging relationship at the inception of the hedge, specifying the asset, liability, or future transaction hedged, the risk to be hedged, the type of financial derivative used and the valuation method applied to measure the effectiveness of the hedge. The derivative designated as hedging instrument must be highly effective in offsetting the variation in fair value or cash flows arising from the hedged risk, both when the hedge is first set up and throughout its life. Derivative hedging instruments are recognized on the balance sheet under *Derivative hedging instruments.*

Depending on the risk hedged, the Group designates the derivative as a fair value hedge, cash flow hedge, or currency risk hedge for a net foreign investment.

Fair value hedge

In fair value hedge, the book value of the hedged item is adjusted for gains or losses attributable to the hedged risk which are reported under *Net gains or losses on financial instruments at fair value recognized in income statement.* As the hedging is highly effective, changes in fair value of the hedged item are faithfully reflected in the fair value of the derivative hedging instrument. Accrued interest income or expense on hedging derivatives is booked to the income statement under *Interest income and expense – hedging derivatives* at the same time as the interest income or expense related to the hedged item.

If it becomes apparent that the derivative has ceased to meet the effectiveness criteria for hedge accounting or is sold, hedge accounting is prospectively discontinued. Thereafter, the carrying amount of the hedged asset or liability ceases to be adjusted for changes in fair value and the cumulative adjustments previously recognized under the hedge accounting are amortized over its remaining life. Hedge accounting is discontinued automatically if the hedged item is sold before maturity.

Cash flow hedge

In cash flow hedge, the effective portion of the changes in fair value of the hedging derivative instrument is recognized in a specific equity account, while the ineffective portion is recognized in the income statement under *Net gains or losses on financial instruments at fair value recognized in the income statement.*

Amounts directly recognized in equity under cash flow hedge accounting are reclassified in *Interest income and expenses* on the income statement at the same time as the cash flows being hedged. Accrued interest income or expense on hedging derivatives is booked to the income statement under *Interest income and expense – Hedging derivatives* at the same time as the interest income or expense related to the hedged item.

Whenever the hedging derivative ceases to meet the effectiveness criteria for hedge accounting or is terminated or sold, hedge accounting is prospectively discontinued. Amounts previously recognized directly in equity are reclassified to *Interest income and expense* on the income statement over the periods where the interest margin is affected by cash flows arising from the hedged item. If the hedged item is sold earlier than expected or if the forecasted transaction hedged ceases to be highly probable, unrealized gains and losses booked to equity are immediately reclassified in the income statement.

Hedging of a net investment in a foreign operation

As with the cash flow hedge, the effective portion of the changes in the fair value of the hedging derivative designated for accounting purposes as hedging net investment is recognized in equity under the account *Unrealized or deferred capital gains or losses* while the ineffective portion is recognized in the income statement.

Macro fair value hedge

In this type of hedge, financial derivatives are used to hedge on an overall basis structural interest rate risks usually arising from Retail Banking activities. In accounting for these transactions, the Group applies the IAS 39 "carve-out" rules as adopted in the European Union, which facilitate:

- the application of fair value hedge accounting to macro-hedges used for asset-liability management including customer demand deposits in the fixed-rate positions being hedged.
- the carrying out of effectiveness tests required by the standard.

The accounting treatment for financial derivatives designated as macro fair value hedge is similar to that for other fair value hedging instruments. Changes in fair value of the portfolio of macro-hedged instruments are reported in a balance sheet account *Revaluation differences on assets hedged by interest rate* through the income statement.

Embedded derivatives

An embedded derivative is a component of a hybrid instrument. If this hybrid instrument is not valued at fair value through profit or loss the Group separates out the embedded derivative from its host contract if, at the inception of the operation, the economic characteristics and risks the derivative are not closely related to the economic characteristics and risks profile of the host contract and it would separately meet the definition of a derivative. Once separated out, the derivative is recognized at its fair value in the balance sheet account *Financial assets or liabilities at fair value through profit or loss* and accounted for as above.

Impairment of financial assets

From January 1 to December 31, 2004

According to CRC regulation 2002-03 on accounting for credit risk in companies governed by the CRBF, as soon as a commitment carries an identified credit risk which makes it probable that the Group will fail to recover all or part of the amounts owed by the counterparty under the original terms of the agreement, notwithstanding any guarantees, the outstanding loan is classified as doubtful if one or more payments are more than three months overdue (six months in the case of real estate loans

and nine months for loans to local authorities), or, regardless of whether any payments have been missed, if an identified risk can be assumed to exist, or if legal proceedings have been started.

If a loan to a given borrower is classified as doubtful, all outstanding loans or commitments for that borrower are also reclassified as doubtful, regardless of any guarantees.

Provisions for doubtful loans are booked for doubtful loans or for risks in the amount of the probable losses, without discounting to present value. Furthermore, interest on doubtful loans is fully provisioned for. Provisions, write-backs of provisions, losses on bad debts and recovery of depreciated debts are booked under *Cost of risk*, except for net provisions for interest on doubtful loans which are booked as a reduction in *Net Banking Income*.

If a loan has been restructured under off-market conditions, the difference between the new conditions and the lesser of market conditions and original ones must be booked under *Cost of risk* when the loan is restructured then reincorporated into net interest income for the remaining term of the loan.

The same criteria and depreciation methods for credit risk are applied to long-term and short-term fixed-income investment securities.

From January 1, 2005

Financial assets valued at amortized cost

The criteria used to decide whether there is an incurred credit risk on individual financial assets are similar to those used under French accounting principles to identify doubtful receivables.

At each balance sheet date, the Group assesses whether there is objective evidence that any financial asset or group of financial assets has been impaired as a result of one or more events occurring since they were initially recognized (a "loss event") and whether that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment.

If there are objective evidence that loans or other receivables, or financial assets classified as financial assets held to maturity are impaired, a depreciation is booked for the difference between the carrying amount and the present value of estimated future recoverable cash flows, taking into account any guarantees, discounted at the financial asset original effective interest rate. This depreciation is booked to *Cost of risk* on the income statement and the value of the financial asset is reduced by a depreciation amount. Allowance and reversals of depreciations are recorded under *Cost of risk*. The impaired loans or receivables are remunerated for accounting purposes by the reversal over time of the discounting to present value, which is recorded under *Interest and similar income* on the income statement.

In a homogenous portfolio, as soon as a credit risk is incurred on a group of financial instruments a depreciation is recognized without waiting for the risk to individually affect one or more receivables. The amount of depreciation is determined on the basis of historical loss experience for assets with credit risk characteristics similar to those in the portfolio, adjusted to reflect any relevant current economic conditions.

Where a loan is restructured, the Group books a loss in *Cost of risk* representing the change in terms of the loan if the present value of expected recoverable future cash flows, discounted at the loan's original effective interest rate, is less than the amortized cost of the loan.

Available-for-sale financial assets

Where there is objective evidence of long-term impairment to a financial asset available for sale, an impairment loss is recognized through profit or loss.

When a decline in the fair value of an available-for-sale financial asset has been recognized directly in the shareholders' equity account under Unrealized *or deferred capital gains or losses* and subsequent objective evidence of impairment emerges, the Group recognizes the total accumulated unrealized loss previously booked to shareholders' equity on the income statement – under *Cost of risk* for debt instruments and under *Net gains or losses on available-for-sale financial assets* for equity securities.

This cumulative loss is measured as the difference between acquisition cost (net of any repayments of principle and amortization) and the current fair value, less any loss of value on the financial asset that has already been booked through profit or loss.

Impairment loss recognized through profit or loss on a equity instrument classified as available for sale are only reversed through profit or loss when the instrument is sold. Once a shareholders' equity instrument has been recognized as impaired, any further loss of value is booked as an additional impairment loss. For debt instruments, however, an impairment loss is reversed through profit or loss if they subsequently recover in value.

Lease financing and similar agreements

Leases are classified as finance leases if they transfer substantially all the risks and rewards incident to ownership of the leased asset to the lessee. Otherwise they are classified as operating leases.

Finance lease receivables are recognized on the balance sheet under *Lease financing and similar agreements* and represent the Group's net investment in the lease, calculated as the present value of the minimum payments to be received from the lessee, plus any unguaranteed residual value, discounted at the interest rate implicit in the lease.

Interest included in the lease payments is booked under *Interest and similar income* on the income statement such that the lease generates a constant periodic rate of return on the lessor's net investment. If there has been a reduction in the estimated unguaranteed residual value used to calculate the lessor's gross investment in the finance lease, an expense is recorded to adjust the financial income already recorded.

Fixed-assets arising from operating lease activities are presented on the balance sheet under *Tangible and intangible fixed assets.* In the case of buildings, they are booked under *Investment Property.* Lease payments are recognized in income on a straight-line basis over the life of the lease to the income statement account *Income from other activities.* The accounting treatment of income invoiced for maintenance services provided in connection with leasing activities aims to show a constant margin on these products in relation to the expenses incurred, over the life of the lease.

Tangible and intangible fixed assets

Operating and investment fixed assets are booked on the balance sheet at cost. Borrowing expenses incurred to fund a lengthy construction period of the fixed assets are included in the acquisition cost, along with other directly attributable expenses. Investment subsidies received are deducted from the cost of the relevant assets.

Software designed in-house is booked as an asset on the balance sheet at its direct cost of development, calculated as spending on external supplies and services and personnel costs directly attributable to producing the asset and making it ready for use.

As soon as they are fit for use, fixed assets are depreciated over their useful life. Any residual value of the asset is deducted from its depreciable amount.

Where one or several components of a fixed asset are used for different purposes or to generate economic benefits over a different time period from the asset considered as a whole, these components are depreciated over their own useful life, through profit or loss account *Amortization, depreciation and impairment of tangible and intangible fixed assets.* The Group applied this approach to its operating and investment property through a breakdown of assets into at least the following components with their corresponding depreciation periods:

Infrastructure	Major structures Doors and windows, roofing Façades	50 years 20 years 30 years
Technical installations	Elevators Electrical installations Electricity generators Air conditioning, extractors Technical wiring Security and surveillance installations Plumbing Fire safety equipment	10-30 years
Fixtures and fittings	Finishings, surroundings	10 years

Depreciation periods for fixed assets other than buildings depend on their useful life, usually estimated in the following ranges:

Plant and equipment	5 years
Transport	4 years
Furniture	10-20 years
Office equipment	5-10 years
IT equipment	3-5 years
Software, developed or acquired	3-5 years
Concessions, patents, licenses, etc.	5-20 years

Fixed assets are tested for impairment whenever there is any indication that their value may have diminished and, for intangible assets, at least once a year. Evidence of a loss in value is assessed at every balance sheet date. Impairment tests are carried out on assets grouped by cash-generating unit. Where a loss is established, an impairment loss is booked to the income statement under *Amortization, depreciation and impairment of tangible and intangible fixed assets*. This impairment loss will reduce the depreciable amount of the asset and so also affect its future depreciation schedule.

Realized capital gains or losses on operating fixed assets are recognized under *Net income on other assets*, while profits or losses on investment real estate are booked to the Net Banking Income account *Income from other activities* .

Debt

Group borrowings that are not classified as financial liabilities recognized through profit or loss are initially recognized at cost, measured as the fair value of the amount borrowed net of transaction fees. These liabilities are valued at the period end, at cost amortized by the effective interest rate method, and are recognized on the balance sheet as *Due to banks*, *Customer deposits* or *Securitized debt payables*.

Amounts due to banks, Customer deposits

Amounts due to banks and customer deposits are classified according to their initial duration and type into: demand (demand deposits and current accounts) and time deposits and borrowings in the case of banks; and into regulated savings accounts and other deposits in the case of customers. They also include securities sold to banks and customers under repurchase agreements.

Interest accrued on these accounts is recorded with these liabilities as *Related payables*.

Securitized debt payables

These liabilities are classified by type of security: loan notes, interbank market certificates, negotiable debt instruments, bonds and other debt securities; but not subordinated notes which are classified under Subordinated debt.

Interest accrued is recorded with the underlying liabilities as Related payables. Bond issuance and redemption premiums are amortized at the effective interest rate using the straight-line or actuarial method over the life of the related borrowings. The resulting charge is recognized under *Interest expenses* in the income statement.

Subordinated debt

This item includes all dated or undated borrowings, whether or not in the form of securitized debt, which in the case of liquidation of the borrowing company may only be redeemed after all other creditors have been paid. Interest accrued and payable in respect of long-term subordinated debt, if any, is shown with the underlying liabilities as Related payables.

Provisions

Provisions, other than those for credit risk or employee benefits, represent liabilities whose timing or amount cannot be precisely determined. Provisions may be booked where by virtue of a commitment to a third-party, the Group will probably or certainly incur an outflow of resources to this third-party without receiving at least equivalent value in exchange.

The expected outflows are then discounted to present value to determine the amount of the provision, where this discounting has a significant impact. Allowances and reversals of provisions are booked through profit or loss under the items corresponding to the future expense.

Commitments under "contrats épargne-logement" (mortgage savings agreements)

From January 1, 2005

The *compte épargne-logement* (CEL, mortgage savings account) and *plan épargne-logement* (PEL, mortgage savings plan) are government-regulated schemes targeted at individual customers. They combine an initial deposits phase, through interest-bearing savings, followed by a lending phase where the deposits are used to provide mortgage loans. They create two types of commitments for the Group: the obligation to remunerate the savings for an indeterminate future period at an interest rate fixed at the inception of the home-savings agreement, and the obligation to lend to the client, on demand, at an interest rate also fixed at the inception of the home-savings agreement. The fixed rate applied to CELs is revised every six months according to an indexation formula enacted by the government. Saving deposits and mortgage loans are recorded at amortized cost.

In accordance with the regulation, the lending phase is subject to the previous existence of the deposit phase, and is then inseparable from it. This means that the commitments arising from both phases are contingent, and so both commitments are summed when measuring possible negative consequences for the Group. As soon as it becomes clear that commitments on any one generation of home-savings agreements (a generation being a set of agreements taken out in a particular subscription period on identical terms) will have a negative impact on the Group, a provision is booked under balance sheet liabilities. No netting is performed between generations.

For each generation, the underlying commitments used to determine the amount to be provisioned include: first, loans outstanding and expected future loans estimated from the rights to borrow accrued by customers with outstanding CELs and PELs, and, second, the statistically probable level of accumulated deposits for each future period less the minimum expected amount (equivalent to term deposits absolutely certain). The estimate of deposit levels are based on balance sheet deposits at the end of the period and observed past behavior of the clients.

The parameters used for estimating future commitments are derived from historical observations of market data and behavioral statistics for retail clients. The provision is measured based on the interest rate available to clients for equivalent products over the estimated life of the savings and the loan.

Under French accounting principles, no provision was recognized in respect of 2004.

Loan commitments

The Group recognizes initially loan commitments that are not considered as financial derivatives, at fair value. Thereafter, these commitments are provisioned as necessary in accordance with the accounting principles for *Provisions.*

The liabilities/shareholders' equity distinction - Treasury share

From January 1 to December 31, 2004

Preferred shares

In the second half of 1997, Société Générale issued USD 800 million in preferred shares through a wholly owned US subsidiary. These non-voting securities entitle the holder to a fixed non-cumulative dividend equal to 7.64% of nominal value, payable semi-annually by decision of the subsidiary's Board of Directors.

In the first half of 2000, Société Générale issued EUR 500 million in preferred shares through a wholly owned US subsidiary. These securities entitle the holder to a fixed non-cumulative dividend equal to 7.875% of nominal value payable annually, with a step-up clause that comes into effect after 10 years.

In the fourth quarter of 2001, Société Générale issued USD 425 million in preferred shares through a wholly owned US subsidiary, with a step-up clause that comes into effect after 10 years. These shares entitle holders to a non-cumulative dividend, payable quarterly, at a fixed rate of 6.302% nominal value on USD 335 million of the issue, and at a variable rate of Libor +0.92% on the other USD 90 million.

In the fourth quarter of 2003, Société Générale issued EUR 650 million of preferred shares through a wholly-owned US subsidiary (paying a non-cumulative dividend of 5.419% annually) with a step-up clause that comes into effect after 10 years.

Preferred shares issued by the company are recognized on the balance sheet under *Preferred shares* and their remuneration is booked as an expense under *Dividends paid on preferred shares.*

Treasury share

In accordance with Recommendation No. 2000-05 of the French National Accounting Standards Board relating to the recognition in the accounts of treasury share held by companies governed by the French Banking and Finance Regulation Committee, Société Générale shares acquired by the Group for allocation to employees are booked as *Short-term investment securities - Treasury share* on the assets side of the balance sheet. Société Générale shares held with a view to underpinning the share price or as part of arbitrage transactions on the CAC 40 index are booked under *Trading securities.*

Other Société Générale shares, and in particular those held by certain Group companies for purposes of control or cancellation, are deducted from capital and reserves for the determination of share-holders' equity.

From January 1, 2005

Liabilities/shareholders' equity distinction

Financial instruments issued by the Group are classified in whole or in part to debt or to equity depending on whether or not they contractually oblige the issuer to remunerate the holders of the security in cash. The Group has analyzed the substance of these instruments considering the implicit obligation to reimburse the holders.

Consequently, and given their terms, perpetual subordinated notes (TSDI) issued by the Group, and shares issued by a Group subsidiary as part of the funding of its property leasing activities, are classified as debt instruments.

Preferred shares issued by the Group are classified as equity, due to the discretionary nature of their remuneration, and recognized under *Minority interests.* Remuneration paid to preferred shareholders is recorded among minority interest in the profit or loss acccount.

In January 2005, the Group issued EUR 1 billion of super-subordinated perpetual notes, paying 4.196% annually for 10 years and, after 2015, 3-month Euribor +1.53% annually. Given the discretionary nature of the remuneration on these securities they have been classified as equity and recognized under *Equity instruments and associated reserves.*

The Group has awarded minority shareholders in some consolidated Group subsidiaries commitments to buy out their stakes. For the Group, these buyouts are put options sales. The exercise price for these options is based on a formula agreed at the time of the acquisition that takes into account the future performance of the subsidiaries.

While waiting for the IASB or IFRIC to rule on the matter, the Group has accounted for these options as follows:

- In accordance with IAS 32, the Group booked a liability for put options sold to minority shareholders of the subsidiaries over which it exercises sole control. This liability is initially recognized at the present value of the estimated exercise price of the put options.
- The counterpart of this liability is a write-down in value of the minority interests underlying the options with any balance booked as an increase in goodwill. Goodwill is adjusted at the end of each period to reflect any change in the exercise price of the options and the book value of the minority interests. The obligation to recognize a liability even though the put options have not been exercised suggests that, in order to be consistent, the Group has initially followed the same accounting treatment as the one regarding increases in the Group's percentage holding in subsidiaries under its control.

This accounting treatment may change by December 31 2005 in the light of the IASB's conclusions on reporting of instruments puttable at fair value, which should also address the treatment of the sale of put options at fair value on minority interests.

Treasury share

Société Générale shares held by the Group are booked as a reduction of consolidated equity irrespective of the purpose for which they are held. Income on these shares is eliminated from the consolidated income statement.

Financial derivatives that have Société Générale shares as their underlying and whose liquidation entails the payment of a fixed amount in cash (or another financial asset) against a fixed number of SG shares (other than derivatives) are initially recognized as equity. Premiums paid or received on these financial derivatives classed as equity instruments are booked directly to equity. Changes in the fair value of the derivatives are not recorded.

Other financial derivatives that have SG treasury share as their underlying are booked to the balance sheet at fair value in the same manner as derivatives with other underlying.

Interest income and expense

From January 1 to December 31, 2004

Interest income and expense are recorded over the life of the transaction, either through the straight-line or actuarial method depending on the type of financial instrument concerned, to the income statement for all financial instruments valued at cost while respecting the concept of separate time periods.

From January 1, 2005

Interest income and expense are booked to the income statement for all financial instruments valued at amortized cost using the effective interest rate method.

The effective interest rate is taken to be the rate that discounts the future cash inflows and outflows over the expected life of the instrument to the book value of the financial asset or liability. To calculate the effective interest rate the Group estimates future cash flows as the product of all the contractual provisions of the financial instrument without taking account of possible future loan losses. This calculation includes commissions paid or received between the parties where these are assimilable to interest, transaction costs and all types of premiums and discounts.

When a financial asset or group of similar financial assets has been impaired following an impairment of value, subsequent interest income is booked through profit or loss under *Interest and similar income* using the same interest rate that was used to discount the future cash flows when measuring the loss of value. Provisions that are booked as balance sheet liabilities, except for those related to employee benefits, generate interest expense for accounting purposes. This expense is calculated using the same interest rate as was used to discount to present value the expected outflow of resources that gave rise to the provision.

Net fees for services

The Group recognizes fee income and expense for services provided and received in different ways depending on the type of service.

Fees for continuous services, such as some payment services, custody fees, or telephony subscriptions are booked as income over the lifetime of the service. Fees for one-off services, such as

fund movements, finder's fees received, arbitrage fees, or penalties following payment incidents are booked to income when the service is provided under *Fees paid for services provided and other.*

In syndication deals, underwriting fees and participation fees proportional to the share of the issue placed are booked to income at the end of the syndication period provided that the effective interest rate for the share of the issue retained on the Group's balance sheet is comparable to that applying to the other members of the syndicate. Arrangement fees are booked to income when the placement is legally complete. These fees are recognized on the income statement under *Fee income – Primary market transactions.*

Personnel expenses

The *Personnel expenses* account includes all expenses related to personnel, notably the cost of the legal employee profit sharing and incentive plans for the year as well as the costs of the various Group pension and retirement schemes and expenses arising from the application of IFRS 2 "Share-based payments".

Employee benefits

Group companies, in France and abroad, may award their employees:

- post-employment benefits, such as pension plans or retirement bonuses.
- long-term benefits such as deferred bonuses, long service awards or the *Compte Epargne Temps* (CET) flexible working provisions.
- termination benefits.

Some retired Group workers enjoy other post-employment benefits such as medical insurance.

Post-employment benefits

Pension plans may be defined contribution or defined benefit.

Defined contribution plans limit the Group's liability to the subscriptions paid into the plan but do not commit the Group to a specific level of future benefits. Contributions paid are booked as an expense for the year in question.

Defined benefits plans commit the Group, either formally or constructively, to pay a certain amount or level of future benefits, and the company therefore bears the medium- or long-term risk.

Provisions are booked on the liability side of the balance sheet under *Provisions* to cover the whole of these retirement obligations. This is assessed regularly by independent actuaries using the projected unit credit method. This valuation technique incorporates assumptions about demographics, early retirement, salary rises and discount and inflation rates.

When these plans are financed from external funds classed as plan assets, the fair value of these funds is subtracted from the provision to cover the obligations.

Differences arising from changes in the calculation assumptions (early retirements, discount rates, etc.) or from differences between actuarial assumptions and real performance (return on plan assets) are booked as actuarial gains or losses. They are amortized in the income statement according to the "corridor" method: i.e. over the expected average remaining working lives of the employees participating in the plan, as soon as they exceed the greater of:

- 10 % of the present value of the defined benefit obligation (before deducting plan assets),
- 10% of the fair value of the assets at the end of the previous financial year.

Where a new or amended plan comes into force the cost of past services is spread over the remaining period until vesting.

An annual charge is booked under *Personnel expenses* for defined benefit plans, consisting of:

- Additional entitlements vested by each employee (current service cost)

- The financial expense resulting from the discount rate
- Expected return on plan assets (gross return).
- Amortization of actuarial gains and losses and past service cost.
- Settlement or curtailment of plans.

Long-term benefits

These are benefits paid to employees more than 12 months after the end of the period in which they provided the related services. Long-term benefits are measured in the same way as post-employment benefits, except for the treatment of actuarial gains and losses and past service costs which are booked immediately to income.

Payments based on Société Générale shares or shares issued by a consolidated entity

Share-based payments include:

- payments in equity instruments of the entity,
- cash payments whose amount depends on the performance of equity instruments.

Share-based payments give rise to a personnel expense booked to *Employee compensation* under IFRS as follows.

Stock-option plans

The Group awards some of its employees stock purchase or subscription options.

The options are measured at their fair value when the employees are first notified, without waiting for the conditions that trigger the award to be met, nor for the beneficiaries to exercise their options.

Group stock-option plans are valued using a binomial formula when the Group has adequate statistics to take into account the behavior of the option beneficiaries. When such data are not available the Black & Scholes model is used. Valuations are performed by independent actuaries.

For equity-settled share-based payments, the fair value of these options, measured at the assignment date, is spread over the vesting period and booked to *Additional paid-in capital* under shareholders' equity. At each accounting date, the number of options expected to be exercised is revised and the overall cost of the plan as originally determined is adjusted. Expenses booked to *Employee compensation* since the start of the plan are then adjusted correspondingly.

For cash-settled share-based payments, the fair value of the options is booked as an expense over the vesting period of the options against a corresponding liabilities entry booked on the balance sheet under *Other liabilities – Accrued social charges*. This payables item is then remeasured at fair value against income until settled.

Global Employee Share Ownership Plan

Every year the Group carries out a capital increase reserved for current and former employees. New shares are offered at a discount with an obligatory five-year holding period. The resultant benefit to the employees is booked by the Group as an expense for the year under Personnel expenses – Employee profit-sharing and incentives. The benefit is calculated as the difference between the fair value of each share acquired, taking account of the obligatory holding periods and the acquisition price paid by the employee, multiplied by the number of shares subscribed.

Cost of risk

The *Cost of risk* account is limited to allowances, net of reversals, of depreciation for counterparty risks and disputes. Net allowances to depreciations are classified by type of risk in the corresponding accounts on the income statement.

Income tax

Current taxes

In France, the normal corporate income tax rate is 33.3%. However, until December 31 2005 long-term capital gains on equity investments are taxed at 15%. Moreover, French companies are subject to a surcharge introduced in 1995 equal to 3% of the tax due before allocation of tax credits, which will be progressively reduced to zero by2006. Additionally, a *Contribution sociale de solidarité* (national contribution payment based on pre-tax earnings) was introduced in 2000 equal to 3.3% (after a deduction from basic taxable income of EUR 0.76 million). Dividends from companies in which Société Générale's interest is at least 5% are tax exempt.

The Amended Finance Law for 2004, passed on December 30 2004, will progressively reduce the tax rate for gains on the disposal of equity investments to 15% or 1.66% depending on the tax qualification of the securities. In parallel to this reduction, the Law has introduced an exceptional tax on the special reserve for long-term gains recorded by French companies in their individual accounts during previous years for the share of annual net income corresponding to long-term gains on disposal of equity investments. At December 31 2004, French tax-paying entities recorded the expenses relating to this exceptional tax under *Income tax*, for a consolidated amount of EUR 18 million.

Tax credits arising in respect of interest from loans and income from securities are recorded in the relevant interest account as they are applied in settlement of income taxes for the year. The related tax charge is included under *Income tax* on the consolidated income statement.

Deferred tax

Deferred taxes are recognized whenever the Group identifies a timing difference between the book value and tax value of balance sheet assets and liabilities that will affect future tax payments. Deferred tax assets and liabilities are measured based on the tax rate enacted or substantively enacted expected to apply when the asset is realized or the liability settled. The impact of changes to tax rates is booked on the income statement under *Deferred taxes*. Net deferred tax assets are not recorded unless it is probable that the subsidiary that owns the assets is likely to be able to apply them within a set time.

For 2005 and the following years, the normal tax rate applicable to French companies to determine their deferred tax is 34.93%, and the reduced rate is between 1.71% and 15.72% depending on the nature of the taxed transactions and the purpose for which the assets are held.

Deferred taxes are determined separately for each taxable entity and are not discounted to present value.

Insurance business

Capitalization reserve

French regulations require that insurance companies maintain capitalization reserves to the amount of capital gains realized on the sale of certain types of bond with a view to offsetting subsequent capital losses. This reserve is distributed between underwriting reserves and equity depending on the likelihood of future capital losses prompting releases from the capitalization reserve. The portion booked to shareholders' equity generates a taxable timing difference and the Group therefore recognizes a deferred tax liability in its consolidated accounts.

From January 1 to December 31, 2004

The Group applies CRC Regulation 2000-05 on the consolidation rules applicable to companies governed by the Insurance Code. The specific accounting rules previously applied to the insurance business are therefore maintained.

The accounts of the Group's fully and proportionately consolidated insurance companies are presented in the corresponding consolidated balance sheet, off-balance sheet and income statement accounts, while still being valued according to the specific rules for insurance companies (see below), except for *Underwriting reserves for insurance companies* which is a separate account on the consolidated financial statements.

Investment by insurance companies

The investments of insurance companies include investments held to guarantee unit-linked policies, as well as other investments made to back life insurance policies and other insurance policies. Investments in the form of securities issued by companies consolidated in the Parent Company accounts are eliminated.

Investments held to guarantee unit-linked policies are marked to market; the total value of these securities corresponds to the total insurance liabilities.

Real estate investments are recorded at their purchase price, less acquisition costs and taxes, and inclusive of the cost of any building or renovation work; buildings are depreciated using the straight-line method over their estimated economic life allowing for separate accounting treatment of their different components. A provision for depreciation of value is booked in the event of a lasting and significant fall in the value of the buildings.

Bonds and other debt securities are stated at cost, exclusive of accrued interest and acquisition costs. If the redemption value of the security differs from the purchase price, the difference for each line of securities is amortized to income using an actuarial method over the term to maturity of these securities. A provision for depreciation is booked if there is a risk that the debtors will be unable to repay the principal or honor the interest payments.

Shares and other variable income securities are booked at their purchase price, exclusive of costs. A provision for impairment is booked in the event of a sustained fall in the value of the securities as determined on the basis of the estimated recoverable value.

Underwriting reserves of insurance companies

Underwriting reserves correspond to the commitments of insurance companies with respect to insured persons and the beneficiaries of policies. Underwriting reserves for unit-linked policies are valued at the balance sheet date on the basis of the market value of the assets underlying these policies. Life insurance underwriting reserves mainly comprise mathematical reserves, which correspond to the difference between the current value of commitments respectively made by the insurer and insured persons, and reserves for outstanding losses.

Non-life insurance underwriting reserves comprise provisions for unearned premiums (share of premium income relating to following financial years) and for outstanding losses.

From January 1, 2005

Financial assets and liabilities

The financial assets and liabilities of the Group's insurance companies are recognized and measured according to the rules governing financial instruments explained above.

Underwriting reserves of insurance companies

In accordance with IFRS 4 on insurance contracts, life and non-life underwriting reserves continue to be measured under the same local regulations as used in 2004. Embedded derivatives that are not included in underwriting reserves are booked separately.

Under the "shadow accounting" principles defined in IFRS 4 an allocation to a provision for deferred profit-sharing is booked in respect of insurance contracts that provide discretionary profit-sharing. This provision is calculated to reflect the potential rights of policyholders to unrealized capital gains on financial instruments measured at fair value or their potential liability for unrealized losses.

Under IFRS 4 a liability adequacy test is carried out on semi-annually.

3 Presentation of financial statements

CNC recommended format for banks' financial statements

The format used for the financial statements is consistent with the format proposed by CNC recommendation 2004 R 03 of October 27 2004.

Rule on offsetting financial assets and liabilities

A financial asset and liability are offset and a net balance presented on the balance sheet when the group is entitled to do so by law and intends either to settle the net amount or to realize the asset and settle the liability simultaneously.

The Group recognizes on the balance sheet the net value of agreements to repurchase securities given and received where they fulfill the following conditions:

- the counterparty to the agreements is the same legal entity
- they have the same certain maturity date from the start of the transaction,
- they are agreed in the context of a framework agreement that provides for settlement of amounts due in the event of a counterparty default after termination of transactions outstanding and for same-day settlement.
- they are settled through a clearing system that guarantees delivery of securities against payment of the corresponding cash sums.

Cash and cash equivalents

On the cash flow statement, *Cash and cash equivalents* includes cash accounts, due to and due from central banks, demand due to and due from other banks.

Earnings per share

Earnings per share are measured by dividing the net income attributable to ordinary shareholders by the weighted average number of shares outstanding over the period, except for Treasury share. The net profit attributable to ordinary shareholders takes account of dividend rights of preferred shareholders. Diluted earnings per share takes into account the potential dilution of shareholders' interests assuming the issue of all the additional ordinary shares envisaged under stock options plans.

Note 2
Impact of first-time adoption of IFRS as adopted by the European Union

This note sets out the principles applied by the Group in drawing up its opening IFRS balance sheet at January 1 2004 and January 1 2005 and the quantitative impact of first-time application of IFRS as adopted by the European Union.

1 Methods used for first-time adoption of IFRS as adopted by the EU at January 1 2004 (excluding IAS 32, IAS 39 and IFRS 4)

The first-time application of IFRS as adopted by the European Union to Société Générale Group's consolidated financial statements was carried out in accordance with IFRS 1 "First-time adoption of IFRS". In accordance with IFRS 1, International Accounting Standards are applied retrospectively and the impact of the change in accounting principles from the French standards applied until December 31 2003 is booked to equity in the opening balance sheet for January 1 2004.

In preparing these consolidated financial statements the Group has therefore incorporated the mandatory exceptions required by IFRS 1 regarding the retrospective restatement of some transactions.

IFRS 1 also allows special treatment options for some items on first-time adoption of IFRS. The Société Générale Group has opted for the following treatments:

- Business combinations: Société Générale Group has opted not to restate acquisitions made before January 1 2004, as allowed under IFRS 3. As such, goodwill on acquisitions financed by capital increases before January 1 2000 has not been restated in the opening balance sheet for January 1 2004, provided that this goodwill was charged against the issue premium prorata the proportion of the acquisition price covered by the capital increase in accordance with the French standards in force at the time.

- Measurement of tangible assets at fair value: Société Générale Group opted to maintain tangible fixed assets at their historical cost. For tangible fixed assets previously revalued in the 1977 or 1978 regulatory restatements and/or affected by the restructuring and transfer of asset components within the Group on December 31 1991, historical cost is taken to mean their value as restated at those dates.

- Employee benefits: Société Générale Group opted, as allowed under IFRS 1, to book the balance of any unrecognized actuarial gains and losses to shareholders' equity at the transition date.

- Accrued translation differences: differences arising on translation of foreign currency financial statements at January 1 2004 totaling EUR 1,351 million were booked to Retained earnings. This adjustment has no effect on total shareholders' equity in the opening balance sheet at January 1 2004. Any gains or losses from the future sale of the entities concerned will not include a write-back of translation differences dating from before January 1 2004 but will include translation differences posted after this date.

- Share-based payments: for equity-settled plans, the Group opted to apply IFRS 2 to plans opened since November 7 2002, which had not vested at January 1 2005. For cash-settled plans, the Group opted to apply IFRS 2 to plans that had not yet been settled at January 1 2005.

2 *Methods used for first-time adoption of IAS 32, IAS 39 and IFRS 4 as adopted by the European Union at January 1 2005*

The Group decided to take advantage of the option available under IFRS 1 not to restate the opening balance sheet at January 1 2004 in accordance with IAS 32, IAS 39 and IFRS 4 as adopted by the European Union and to apply these three standards for the first time at January 1 2005. As a result, for comparative 2004 data, financial instruments and transactions covered by IAS 32, IAS 39 and IFRS 4 are recognized and presented under the French accounting principles applied by the Group, in accordance with CRC Regulations 1999-07 and 2000-04.

In drawing up its opening balance sheet at January 1 2005, the Group adjusted its treatment as follows:

- reclassifying non-derivative financial instruments into the four categories defined by IAS 39 according to their nature and the purpose for which they are held,
- measuring at fair value all Group financial derivatives and all non-derivative financial assets or liabilities classified as Instruments at fair value through profit or loss or Available-for-sale financial assets,
- reclassifying certain financial instruments issued by the Group as debt or shareholders' equity in accordance with IAS 32.

As required by IFRS 1, the Group applied the provisions for hedge accounting for financial instruments on a prospective basis at January 1 2005. This entailed the following changes to accounting treatments:

- Relationships designated as hedges under French accounting principles but which are not recognized as such under IAS 39 have not been reflected in the opening balance statement. The transactions affected were instead booked in the opening balance sheet as trading transactions.
- Relationships designated as hedges under French accounting principles and of a type recognized as such under IAS 39 and which, at January 1 2005, fulfil the hedge accounting criteria of IAS 39 as adopted by the European Union were booked on the Group's opening balance sheet as hedging transactions. Since January 1 2005, the Group has reported these hedging relationships using hedge accounting in accordance with IAS 39 as adopted by the European Union.

The Group decided to limit the scope of retrospective restatement for transactions generating a day-one profit to those originated after October 25 2002 and still outstanding at December 31 2004.

3 *Impact on Group shareholders' equity at January 1 2004 and January 1 2005*

in millions of euros	Capital, reserves, net income (incl. minority interests)	OCI	Total shareholders' equity	o/w minority interests	Debt (preferred shares and amounts due to minorities)
Shareholders' equity at December 31 2003 under French standards	**18 828**		**18 828**	**1 951**	**0**
Impact of IFRS (excl. IAS 32, 39 and IFRS 4) on reserves	**-150**		**-150**	**-16**	
(a) Provision for employee benefits	*-279*		*-279*	*-14*	
(b) Property, plant and equipment	*-103*		*-103*		
(c) Fee recognition	*-45*		*-45*	*-8*	
(d) Provisions	*36*		*36*	*1*	
(e) Write-back of General reserve for banking risks	*312*		*312*		
(f) Deferred income tax on capitalization reserves	*-73*		*-73*		
Other	*2*		*2*	*5*	
Shareholders' equity under IFRS (excl. IAS 32, 39 and IFRS 4) at January 1 2004	**18 678**		**18 678**	**1 935**	**0**
Transfers related to shareholders	*-1 572*		*-1 572*	*-190*	
2004 net income	*3 635*		*3 635*	*342*	
Other transfers	*-74*		*-74*	*4*	
Shareholders' equity under IFRS (excl. IAS 32, 39 and IFRS 4) at December 31 2004	**20 667**		**20 667**	**2 091**	**0**
Impact of IAS 32 and IAS 39 on reserves	**582**		**582**	**1 737**	**-1 808**
(g) Impairment	*-134*		*-134*	*-64*	
(h) PEL/CEL provisions	*-177*		*-177*	*-5*	
(i) Restatement of day-one P&L	*-574*		*-574*		
(j) Impairment of available-for-sale securities (bank equity investments and industrial equity portfolio)	*-188*		*-188*	*-4*	
(k) Treasury shares	*-235*		*-235*		
(l) Reclassification of minority interests as debt	*-241*		*-241*	*-241*	*241*
(m) Reclassification of preferred shares as minority interests	*2 049*		*2 049*	*2 049*	*-2 049*
Other	*82*		*82*	*2*	
Impact of IAS 32 and IAS 39 on unrealized and deferred gains/losses		**1 286**	**1 286**	**25**	
(n) Restatement of available-for-sale securities – bank equity investments and industrial equity portfolio		*595*	*595*		
(n) Restatement of available-for-sale securities – others		*654*	*654*		
(o) Restatement of cash-flow hedging derivatives		*37*	*37*		
IFRS shareholders' equity at January 1 2005	**21 249**	**1 286**	**22 535**	**3 853**	**-1 808**

a) Under one of the options permitted by IFRS 1, the Group booked all previously unrecognized actuarial gains or losses in its defined benefit plans (notably the healthcare plan for French employees) directly to shareholders' equity in the opening balance sheet.

b) Under IAS 12, the Group booked a deferred tax liability for historical revaluation reserves on buildings. This was because amortizable revaluation reserves subject to depreciation that had previously been booked directly to equity were definitively incorporated to retained earnings.

c) Under IAS 18 the Group spread the recognition of some service fees over an extended period (basically bank card fees in the Retail banking business).

d) Adjustment of provisions to take account of the discounting to present value of payables, resulting in a fall in total provisions.

e) Reclassification of the Group's General reserve for banking risks to retained earnings.

f) The Group booked a deferred tax liability in its opening balance sheet under IAS 12 in respect of the capitalization reserves of life insurance contracts booked to equity.

g) Adjustment to credit risk impairment to take account of the discounting to present value of estimated recoverable cash flows, with a consequent increase in impairment losses. The counterpart of this increase is an interest income flow booked to NBI over the remaining life of the doubtful loans.

h) Provisioning of PEL and CEL (home-savings scheme) commitments in accordance with the methodology described in Note 1 on significant accounting principles.

i) Effect of changed treatment of day-one profit on certain financial products sold by the Group that, under French accounting principles, had been booked immediately through profit or loss on the trade date.

j) Adjustment of impairment losses on non-consolidated investments in subsidiaries classified under IFRS as available-for-sale securities to reflect differences between the valuation methods applied under IAS 39 and those under French accounting principles.

k) Cancellation through allocation to equity of Société Générale shares held for trading or for employee benefit plans. IAS 32 requires the cancellation of treasury stock irrespective of the reason for holding it (unlike French accounting principles). This figure include also the impact of derivatives settled in Société Générale shares.

l) Two different changes in accounting treatment:

   - restatement of minority interests in a Group entity: the terms for remuneration and repayment of paid-in capital of the shares that constitute the entity's capital mean that they are classed as debt under IAS 32, creating a debt of EUR 109 million at January 1 2005 in respect of the share of the capital not held by the Group.

   - under IAS 32 as described in Note 1 on significant accounting principles, put options sold to minority shareholders in Group subsidiaries should give rise to a recognized liability. The IASB and IFRIC are currently considering how these transactions should be treated. In the meantime, as counterpart to this liability, the Group has booked an amount equivalent to the share of minority interests covered by the put option decreasing the minority interests and the remainder to goodwill. The relevant minority interests are accordingly replaced by an EUR 132 million debt representing their fair value at January 1 2005 and goodwill is increased by EUR 539 million at the same date.

m) Under IAS 32 described in Note 1 on significant accounting principles the Group has reclassified as minority interests all preferred shares issued by Group US subsidiaries.

n) Recognition in a specific equity account of the restatement at fair value (excluding impairments booked to retained earnings) of non-derivative financial instruments classified as available for sale in accordance with IAS 39.

o) Recognition in a specific shareholders' equity account of the effective hedge portion of the change in fair value of financial derivatives classified as cash-flow hedges under IAS 39 on cash-flow hedge accounting.

4 *Impact on net income at June 30 2004*

	in millions of euros	30/06/2004	o/w minority interests
Net income under French standards		**1,708**	**158**
(a)	Non-amortized goodwill	*104*	
(b)	Currency translation differences	*53*	
(c)	Share-based payments	*-14*	*2*
(d)	Provisions	*-5*	
(e)	Property, plant and equipment	*-7*	*2*
(f)	Fee recognition	*-3*	*-1*
(g)	Employee benefits	*9*	
	Other	*-7*	*-1*
Net income under IAS (excl. IAS 32, 39 and IFRS 4)		**1,838**	**160**

a) In accordance with IFRS 3, goodwill will no longer be amortized but will instead be subject to an impairment test. The cancellation of goodwill amortization booked under French standards consequently has a positive impact of EUR 104 million.

b) Write-backs of currency translation differences made prior to January 1 2004 that, under French standards, were allowed if the consolidated subsidiary that gave rise to them was sold or liquidated, are cancelled under IFRS as the Group has opted to transfer all translation differences prior to January 1 2004 to retained earnings.

c) The EUR 14 million negative impact on net income from restating share-based payments breaks down as a EUR 20 million charge due to application of IFRS 2 partially offset by a EUR 6 million gain from the reclassification of a stock option plan.

d) Discounting to present value of provisions gives rise to a EUR 5 million charge in respect of the EUR 36 million adjustment made at January 1 2004.

e) Application of a by-component approach to Group fixed assets and the cancellation of the write-back from reassessment reserves booked when fixed assets are sold under French standards, gave rise to a EUR 7 million charge against net income.

f) The spreading of recognition of some fee income over time under IAS 18 led to a EUR 3 million reduction in net income.

g) Application of IAS 19 on employee benefits gave rise to a EUR 9 million gain in net income for the half year.

5 *Impact on net income and equity at December 31 2004*

in millions of euros	**31/12/2004**	**o/w minority interests**
Net income under French standards	**3 465**	**340**
(a) Goodwill no longer amortized	*190*	*2*
(b) Translation differences	*90*	
(c) Share-based payments	*-50*	*-4*
(d) General reserve for banking risks	*-28*	
(e) Provisions	*-11*	
(f) Property, plant and equipment	*-4*	*3*
(g) Fee recognition	*-6*	*-1*
(h) Provisions for employee benefits	*-4*	*-1*
Other	*-7*	*3*
Net income under IAS (excl. IAS 32, 39 and IFRS 4)	**3 635**	**342**

in millions of euros	**31/12/2004**	**o/w minority interests**
Shareholders' equity under French standards	**20 681**	**2 105**
(h) Provisions for employee benefits	*-278*	*-14*
(f) Property, plant and equipment	*-91*	*4*
(g) Fee recognition	*-56*	*-15*
(e) Provisions	*24*	
(d) Write-back of General reserve for banking risks	*284*	
(i) Deferred income tax on capitalization reserves	*-76*	
(a) Goodwill no longer amortized	*188*	*2*
Other	*-9*	*9*
Shareholders' equity under IAS (excl. IAS 32, 39 and IFRS 4)	**20 667**	**2 091**

a) Under IFRS 3, goodwill will no longer be amortized but will instead be subject to an impairment test. The cancellation of goodwill amortization booked under French standards consequently has a positive impact of EUR 190 million.

b) Write-backs of currency translation differences made prior to January 1 2004 that, under French standards, were allowed if the consolidated subsidiary that gave rise to them was sold or liquidated, are cancelled under IFRS as the Group has opted to transfer all translation differences prior to January 1 2004 to retained earnings.

c) The EUR 50 million negative impact on net income from restating share-based payments breaks down as a EUR 41 million charge due to application of IFRS 2 and a EUR 9 million charge from the reclassification of a stock option plan.

d) The write-back from the General reserve for banking risks of EUR 28 million booked under French standards is cancelled following reclassification of the General reserve for banking risks as retained earnings at January 1 2004 for an amount of EUR 312 million.

e) Discounting to present value of provisions gives rise to a EUR 11 million charge in respect of the EUR 36 million adjustment made at January 1 2004.

f) Application of a by-component approach to Group fixed assets and the cancellation of the write-back from reassessment reserves booked when fixed assets are sold under French standards, gave rise to a EUR 4 million charge.

g) The spreading of recognition of some fee income over time under IAS 18 led to a EUR 6 million negative restatement against net income and a EUR 56 million reduction in shareholders' equity.

h) The application of IAS 19 on employee benefits gave rise to an additional EUR 4 million charge against net income and a EUR 278 million reduction in equity.

i) The Group booked a deferred tax liability in its opening balance sheet under IAS 12 for the capitalization reserves of life insurance contracts recognized in equity.

Note 3
Consolidation scope

As at June 30, 2005, the Group's consolidation scope included 734 companies:

654 fully consolidated companies,

68 proportionately consolidated companies

12 companies accounted for by the equity method.

The main changes to the consolidation scope at June 30, 2005 compared with the scope applicable for the accounts at December 31, 2004 and June 30, 2004 were as follows:

- In the first half of 2005 :
  - SGBT Finance Ireland Limited, which is wholly owned by the Group, was fully consolidated.
  - The TOPAZ fund, which is wholly owned by Société Générale, was fully consolidated.
  - The Group incorporated Elcon Finance Technology AB, a wholly-owned subsidiary, into its consolidation scope.
  - Société Générale took a 75% stake in the capital of Hanseatic Bank, which was fully consolidated. Agreements enable the price to be reset up to 2009, and minority shareholders holding a 25% stake may sell their securities from 2013 onwards based on the fair value of the company at the disposal date.
  - Fimat Alternative Strategies Inc, wholly owned by the Group, was fully consolidated.
  - SG Algérie, wholly owned by Société Générale, was fully consolidated.
  - The Penzijni Fund pension fund, wholly owned by the Group, was fully consolidated.
  - The Group increased its stake in National S.G. Bank SAE by 24 %, thereby raising it to 78.38% at June 30th, 2005. The stake in TCW* was increased to 74.29%, i.e. a 7.75% increase compared to December 31st, 2004. As a reminder, agreements include deferred call and put options exercisable from 2006 on 4.75% of the share capital of TCW. The exercise prices are dependent on future performance. Finally the remaining shares held by employees include deferred call and put options exercisable from 2008. The exercise prices are dependent on future performance.

- In the second half of 2004:

  - SG Equipment Finance Schweiz AG, in which the Group holds 100% of the capital, is fully consolidated.
  - Société Générale has taken over all the Equipment Finance and Factoring activities of the Norwegian group Elcon, which are now fully consolidated.
  - The debt securitisation fund French Supermarkets 1, 100%-owned, is fully consolidated.
  - The Lyxor Strategium 1 fund, 100%-owned by Société Générale, is fully consolidated.
  - OOO Rusfinance*, in which the Group holds a 51.01% stake, is fully consolidated. Further to a capital increase wholly subscribed by Société Générale, the Group's ownership of OOO Rusfinance* increased to 62.55% at June 30th, 2005.
  - Société Générale has acquired 100% of the capital of Parsys Espana, which is fully consolidated.

- Furthermore, the Group incorporated Bank of America's structured product hedge fund business in the first half of 2005.

* Pending a decision by the IASB or the IFRC and in accordance with the provisions of IAS 32, the Group booked put options sold to the minority shareholders of wholly owned entities under liabilities. The share ownership of TCW, Banque de Maertelaere, SG Private Banking Suisse SA, OOO Rusfinance and Sogessur has been increased to 100%.

NOTE 4

FINANCIAL ASSETS AND LIABILITIES MEASURED AT FAIR VALUE THROUGH PROFIT AND LOSS

(in millions of euros)

	June 30, 2005		January 1, 2005	
	Assets	**Liabilities**	**Assets**	**Liabilities**
Trading portfolio				
Treasury notes and similar securities	47,353		31,835	
Bonds and other debt securities	59,908		43,066	
Shares and other equity securities [1]	68,929		42,123	
Other financial assets	38,528		24,624	
Trading assets	**214,718**		**141,648**	
o/w securities on loan	9,090		6,969	
Securitized debt payables		26,891		21,596
Amounts payable on borrowed securities		13,577		8,542
Bonds and other debt instruments sold short		36,484		24,772
Shares and other equity instruments sold short		8,158		5,150
Other financial liabilities		45,164		29,766
Trading liabilities		**130,274**		**89,826**
Interest rate instruments:				
Firm instruments				
Swaps	82,792	86,030	68,750	66,604
FRA	353	342	248	213
Options				
Options on organized markets	746	676	494	1,201
OTC options	6,179	5,976	4,305	4,049
Caps, floors, collars	3,965	4,059	3,413	3,343
Foreign exchange instruments				
Firm instruments	5,687	6,771	5,185	5,145
Options	3,041	2,245	3,002	2,394
Equity and index instruments				
Firm instruments	289	414	57	74
Options	22,695	27,063	18,996	22,114
Commodity instruments				
Firm instruments-Futures	7,776	8,348	4,343	4,307
Options	5,512	5,631	3,046	3,479
Credit derivatives	1,422	1,279	980	1,010
Other forward financial instruments				
On organized markets	316	79	120	25
OTC	1,989	1,739	959	489
Trading derivatives	**142,762**	**150,652**	**111,898**	**114,447**
Trading portfolio	**357,480**	**280,926**	**253,546**	**204,273**

[1] *Including UCITS*

NOTE 4 (continued)

	June 30, 2005		January 1, 2005	
	Assets	Liabilities	Assets	Liabilities
Financial assets measured using fair value option through P&L				
Treasury notes and similar securities	1,172		1,035	
Bonds and other debt securities	10,790		12,464	
Shares and other equity securities [(1)]	13,392		15,034	
Other financial assets	1,316		1,423	
Sub-total of financial assets measured using fair value option through P&L	**26,670**		**29,956**	
Separate assets related to employee benefits	**2**		**4**	
Sub-total of financial liabilities measured using fair value option through P&L [(2)]		**9,774**		**9,079**
Total financial instruments measured at fair value through P&L	**384,152**	**290,700**	**283,506**	**213,352**

[(1)] *Including UCITS*

[(2)] *Mainly indexed EMTNs whose refund value, regarding the index, is not fundamentally different from the fair value. The variation in fair value attributable to the Group's own credit risk is not material over the period.*

NOTE 5
HEDGING DERIVATIVES
(in millions of euros)

	June 30, 2005		January 1, 2005	
	Assets	Liabilities	Assets	Liabilities
Fair value hedge				
Interest rate instruments:				
Firm instruments				
Swaps	2,722	2,434	2,076	3,036
Forward Rate Agreements (FRA)	-	3	-	1
Options				
Options on organized markets	-	-	15	-
OTC options	317	-	238	-
Caps, floors, collars	1	-	3	-
Foreign exchange instruments				
Firm instruments				
Currency financing swaps	157	77	90	79
Equity and index instruments				
Stock options	70	42	39	38
Interest rate instruments				
Firm instruments				
Swaps	571	226	356	262
Foreign exchange instruments				
Firm instruments				
Currency financing swaps	1	-	-	-
Total	**3,839**	**2,782**	**2,817**	**3,416**

NOTE 6
AVAILABLE FOR SALE FINANCIAL ASSETS

(in millions of euros)

	June 30, 2005	January 1, 2005
Current assets		
Treasury notes and similar securities	**9,820**	**9,704**
Listed	8,721	8,606
Unlisted	907	910
Related receivables	192	188
Bonds and other debt securities	**53,605**	**48,557**
Listed	48,876	45,010
Unlisted	4,041	2,822
Related receivables	759	798
Provisions for impairment	(71)	(73)
Shares and other equity securities [1]	**3,336**	**3,529**
Listed	2,015	2,148
Unlisted	1,412	1,473
Provisions for impairment	(91)	(92)
Sub-total	**66,761**	**61,790**
Long-term equity investments	**5,856**	**5,776**
Listed	4,497	4,418
Unlisted	2,536	2,514
Provisions	(1,196)	(1,159)
Related receivables	19	3
Total available for sale financial assets	**72,617**	**67,566**
o/w securities on loan	3	3

[1] Including UCITS

NOTE 7
DUE FROM BANKS

(in millions of euros)

	June 30, 2005	January 1, 2005
Deposits and loans		
Demand and overnights		
Current accounts	12,294	8,756
Overnight deposits and loans and others	519	612
Loans secured by overnight notes	11	9
Term		
Term deposits and loans [1]	13,612	12,563
Subordinated and participating loans	680	713
Loans secured by notes and securities	154	100
Related receivables	430	203
Gross amounts due from banks	**27,700**	**22,956**
Revaluation of hedged items	4	12
Provisions for possible losses		
- provisions for individually impaired loans	(77)	(77)
- provisions for groups of homogenous receivables	(107)	(97)
Net amounts due from banks	**27,520**	**22,794**
Securities purchased under resale agreements	41,049	30,543
Total	**68,569**	**53,337**

[1] *At June 2005, doubtful loans amounted to EUR 106 million against EUR 127 million at January 1, 2005.*

NOTE 8
CUSTOMER LOANS
(in millions of euros)

	June 30, 2005	January 1, 2005
Customer loans		
Trade notes	9,099	8,325
Other customer loans [1] [2]		
– Short-term loans	49,818	46,336
– Export loans	3,619	3,166
– Equipment loans	34,768	34,829
– Mortgage loans	50,304	46,122
– Other loans	37,749	35,487
Sub-total	**176,258**	**165,940**
Overdrafts	15,374	12,078
Related receivables	1,079	918
Gross amount	**201,810**	**187,261**
Provisions for possible losses	(6,933)	(7,304)
- allowances for individually impaired loans	(6,060)	(6,433)
- allowances for groups of homogenous receivables	(873)	(871)
Revaluation of hedged items	218	134
Net amount [3]	**195,095**	**180,091**
Loans secured by notes and securities	82	59
Securities purchased under resale agreements	21,228	18,741
Total amount of customer loans	**216,405**	**198,891**

[1] Breakdown of other customer loans by customer type

	June 30, 2005	January 1, 2005
Non-financial customers		
– Corporate	82,406	76,967
– Individual Customers	64,783	59,203
– Local authorities	6,938	7,577
– Self-employed professionals	7,485	7,268
– Governments and central administrations	855	2,013
– Others	3,381	3,632
Financial customers	10,410	9,280
Total	**176,258**	**165,940**

[2] *At June 30, 2005, doubtful loans amounted to EUR 9,787 million against EUR 9,733 million at January 1, 2005.*

[3] *Entities acquired in 2005 accounted for EUR 1,324 million in net outstanding customer loans.*

NOTE 9
TANGIBLE AND INTANGIBLE ASSETS
(in millions of euros)

	Gross book value at 01/01/2005	Acquisitions	Disposals	Changes in consolidation scope and reclassifications (1)	Gross value at June 30, 2005	Accumulated depreciation and amortization of assets at January 1, 2005	Allocations to amortizations in 2005	Impairment of assets 2005 (2)	Reversals to amortizations in 2005	Changes in consolidation scope and reclassifications	Net book value at June 30, 2005	Net book value at January 1, 2005
Intangible Assets												
Software, EDP development costs	1,616	63	(2)	53	1,730	(1 166)	(110)	-	1	(4)	451	450
Internally generated assets	101	-	-	28	129	(65)	(10)	-	-	(6)	48	36
Assets under development	242	97	(1)	(66)	272	-	-	-	-	-	272	242
Others	216	36	(4)	4	252	(61)	(8)	-	3	(4)	182	155
Sub-total	**2,175**	**196**	**(7)**	**19**	**2,383**	**(1 292)**	**(128)**	**-**	**4**	**(14)**	**953**	**883**
Operating Tangible Assets												
Land and buildings	3,019	77	(3)	32	3,125	(841)	(41)	8	2	3	2 256	2 178
Assets under development	172	69	(1)	(74)	166	-	-	-	-	-	166	172
Lease assets of specialised financing companies	6,128	1,253	(874)	182	6,689	(1 714)	(518)	3	434	(16)	4 878	4 414
Others	3,706	113	(50)	47	3,816	(2 639)	(172)	4	39	7	1 055	1 067
Sub-total	**13,025**	**1,512**	**(928)**	**187**	**13,796**	**(5 194)**	**(731)**	**15**	**475**	**(6)**	**8 355**	**7 831**
Investment property												
Land and buildings	301	21	(2)	56	376	(60)	(5)	-	2	(11)	302	241
Assets under development	15	2	-	(6)	11	-	-	-	-	-	11	15
Sub-total	**316**	**23**	**(2)**	**50**	**387**	**(60)**	**(5)**	**-**	**2**	**(11)**	**313**	**256**
									0	0	0	0
Total tangible and intangible assets	**15,516**	**1,731**	**(937)**	**256**	**16,566**	**(6 546)**	**(864)**	**15**	**481**	**(31)**	**9 621**	**8 970**
o/w investment property and lease assets of specialized financing companies (2)							*(523)*	*3*	*436*	*(27)*		
o/w others							*(341)*	*12*	*45*	*(4)*		

(1) o/w net differences arising from the translation of the financial statements of a foreign entity: gross value: EUR 176 million, amortization: EUR (78) million.
(2) the allocations to amortization of investment property and to lease assets of specialized financing companies are classified in the expenses from other activities in the Net Banking Income.

NOTE 10
DUE TO BANKS
(in millions of euros)

	June 30, 2005	January 1, 2005
Demand and overnight deposits		
Demand deposits and current accounts	9,019	7,519
Overnight deposits and others	26,460	11,673
Sub-total	**35,479**	**19,192**
Term deposits		
Term deposits and borrowings	67,200	47,837
Borrowings secured by notes and securities	253	144
Sub-total	**67,453**	**47,981**
Related payables	403	319
Revaluation of hedged items	1	(1)
Securities sold under repurchase agreements	13,140	12,268
Total [1]	**116,476**	**79,759**

[1] *Entities acquired since December 31, 2004 accounted for EUR 13 million in Due to Banks.*

NOTE 11
CUSTOMER DEPOSITS
(in millions of euros)

	June 30, 2005	January 1, 2005
Special savings accounts		
Demand	26,478	25,188
Term	21,411	21,471
Sub-total	**47,889**	**46,659**
Other demand deposits		
Businesses and sole proprietors	29,856	29,190
Individual customers	28,172	26,042
Financial customers	17,997	12,451
Others	8,881	6,875
Sub-total	**84,906**	**74,558**
Other term deposits		
Businesses and sole proprietors	22,675	18,536
Individual customers	12,697	12,067
Financial customers	19,699	17,279
Others	4,912	3,848
Sub-total	**59,983**	**51,730**
Related payables	1,064	940
Revaluation of hedged items	67	23
Total customer deposits [1]	**193,909**	**173,910**
Borrowings secured by notes and securities	917	1,626
Securities sold to customers under repurchase agreements	15,608	17,327
Total	**210,434**	**192,863**

[1] *Entities acquired since December 31, 2004 accounted for EUR 1,217 million in customer deposits.*

NOTE 12
SECURITIZED DEBT PAYABLES
(in millions of euros)

	June 30, 2005	January 1, 2005
Term savings certificates	2,154	2,039
Bond borrowings	2,708	1,928
Interbank certificates and negotiable debt instruments	68,133	64,571
Related payables	640	509
Sub-total	**73,635**	**69,047**
Revaluation of hedged items	(186)	(217)
Total	**73,449**	**68,830**

NOTE 13
PROVISIONS AND IMPAIRMENT
(in millions of euros)

Impairment of assets	Impairment loss at January 1, 2005	Impairment losses	Reversals available	**Net impairment loss**	Reversals used	Currency and scope effects	**Impairment loss at June 30, 2005**
Banks	(77)	(5)	8	**3**	-	(3)	**(77)**
Customer loans	(6,433)	(1,136)	972	**(164)**	481	56	**(6,060)**
Lease financing and similar agreements	(219)	(83)	69	**(14)**	9	2	**(222)**
Provisions for groups of homogenous receivables	(967)	(77)	94	**17**	-	(29)	**(979)**
Available for sale assets [(1)]	(1,325)	(27)	106	**79**	-	(113)	**(1,359)**
Others [(1)]	(289)	(48)	44	**(4)**	7	(8)	**(294)**
Total	**(9,310)**	**(1,376)**	**1 293**	**(83)**	**497**	**(95)**	**(8,991)**

(1) including a EUR 12 million net allocation for identified risks

Provisions	Provisions at January 1, 2005	Allocations	Write-backs available	**Net allocation**	Write-backs used	Effect of discounting	Currency and scope effects	**Provisions at June 30, 2005**
Provisions for off-balance sheet commitments to banks	(14)	(1)	-	**(1)**	-	-	-	**(15)**
Provisions for off-balance sheet commitments to customers	(228)	(62)	46	**(16)**	-	-	8	**(238)**
Provisions for employee benefits	(1,218)	(66)	81	**15**	-	-	(20)	**(1,223)**
Provisions for tax adjustments	(434)	(23)	3	**(20)**	-	(4)	171	**(287)**
Provisions for restructuring	(22)	(1)	2	**1**	-	-	2	**(19)**
Provisions for other risks and commitments	(1,025)	(41)	71	**30**	29	(2)	(42)	**(1,010)**
Total	**(2,941)**	**(194)**	**203**	**9**	**29**	**(6)**	**117**	**(2,792)**

Provisions in respect of staff benefits at June 30, 2005 were determined by taking into account the estimated expenses for 2005 calculated when our commitments were valued at December 31, 2004.

Underwriting reserves of insurance companies

	June 30, 2005	**January 1, 2005**
Underwriting reserves for unit-linked policies	15,956	14,657
Life insurance underwriting reserves:	37,771	34,150
Non-life insurance underwriting reserves:	171	141
Total	**53,898**	**48,948**
Attributable to reinsurers	254	232
Underwriting reserves of insurance companies net of the part attributable to reinsurers	**53,644**	**48,716**

NOTE 14
COMMITMENTS
(in millions of euros)

Commitments granted	June 30, 2005	January 1, 2005
Loan commitments		
to banks	23,414	9,074
to customers (1)		
Issuance facilities	86	91
Unused confirmed credit lines	122,863	97,285
Others	1,007	781
Guarantee commitments		
on behalf of banks	3,370	1,733
on behalf of customers (1)(2)	50,604	44,896
Securities commitments		
Securities to deliver	47,887	14,617

Commitments received	June 30, 2005	January 1, 2005
Loan commitments		
from banks	23,939	8,574
Guarantee commitments		
from banks	37,431	35,908
from customers (3)	35,546	39,082
Securities commitments		
Securities to be received	51,084	15,717

(in millions of euros)		
Forward financial instruments commitments	8,607,521	7,019,168

(1) As at June 30, 2005, credit lines and guarantee commitments granted to securitization vehicles and other special purpose vehicles amounted to EUR 23.5 billion and EUR 0.7 billion respectively.
(2) Including capital and performance guarantees given to the holders of units in mutual funds managed by entities of the Group.
(3) Including guarantees granted by government and official agencies and other guarantees granted by customers amounted to EUR 21,1 billion as at June 30, 2005 and EUR 17,5 billion as at January 1, 2005.

Securitization transactions

The Société Générale Group carries out securitization transactions on behalf of customers or investors, and provide as such credit enhancement and liquidity facilities to the securitization vehicles.

As the Group does not control these vehicles, they are not consolidated in the Group's financial statements.

As at June 30, 2005, there were six non-consolidated vehicles (Barton, Antalis, Asset One, Homes, ACE Australia, ACE Canada) structured by the Group on behalf of customers or investors. Total assets held by these vehicles and financed through the issuance of commercial papers amounted to EUR 14,490 million on this date.

The default risk on these assets is borne by the transferors of the underlying receivables or by third parties. The Société Générale Group provides an additional guarantee as a credit enhancement through the issuance of letters of credit in the amount of EUR 689 million. Furthermore, the Group has granted these vehicles liquidity lines in the amount of EUR 23,429 million on this date.

Use of credit derivatives

Guarantee commitments received

The Group uses credit derivatives in the management of its loans portfolio. They are primarily used to manage the concentration of our outstanding corporate loans. This reduces exposure to certain counterparties.

These credit derivatives are almost exclusively protection buyer. In nominal terms, EUR 6.7 billion in credit default swaps (CDS) were purchased at the end of June 2005 with an average residual maturity of 4.1 years (hedging positions).

Trading

Credit derivatives are also purchased and sold for trading purposes. Nominal amounts are not relevant to assess the level of risk for these activities monitored using the VaR method.
In accordance with IAS 39, all credit derivatives irrespective of the purpose for which they are bought or sold, are measured at fair value though profit and loss.

NOTE 15
BREAKDOWN OF ASSETS AND LIABILITIES BY TERM TO MATURITY
(in millions of euros)

Maturities of financial assets and liabilities

	less than 3 months	3 months to 1 year	1-5 years	more than 5 years	Total
ASSETS					
Cash, due from central banks	5,593	246	295	59	**6,193**
Financial assets measured at fair value through profit and loss	256,555	102,294	5,381	19,922	**384,152**
Hedging derivatives	3,839	-	-	-	**3,839**
Available for sale financial assets	15,786	8,685	15,145	33,001	**72,617**
Due from banks	45,374	10,283	10,448	2,464	**68,569**
Customers loans	75,100	24,279	71,738	45,288	**216,405**
Lease financing and similar agreements	1,874	3,312	10,826	5,374	**21,386**
Revaluation differences on portfolios hedged against interest rate risk	447	-	-	-	**447**
Financial assets held to maturity	239	616	744	780	**2,379**
Total Assets	**404,807**	**149,715**	**114,577**	**106,888**	**775,987**
LIABILITIES					
Due to central banks	2,687	1	1	-	**2,689**
Financial liabilities measured at fair value through profit and loss	231,889	37,773	9,427	11,611	**290,700**
Hedging derivatives	2,782	-	-	-	**2,782**
Due to banks	99,452	8,759	5,793	2,472	**116,476**
Customer deposits	175,611	7,897	16,419	10,507	**210,434**
Securitized debt payables	45,558	16,083	4,141	7,667	**73,449**
Revaluation differences on portfolios hedged against interest rate risk	1,080	-	-	-	**1,080**
Total Liabilities	**559,059**	**70,513**	**35,781**	**32,257**	**697,610**

NOTE 16
FOREIGN EXCHANGE TRANSACTIONS
(in millions of euros)

	June 30, 2005				January 1, 2005			
	Assets	**Liabilities**	**Currencies bought, not yet received**	**Currencies sold, not yet delivered**	**Assets**	**Liabilities**	**Currencies bought, not yet received**	**Currencies sold, not yet delivered**
EUR	484,818	482,791	103,466	112,808	415,779	399,070	81,270	101,782
USD	210,785	213,256	238,229	256,828	155,238	179,072	195,150	161,457
GBP	27,613	30,844	38,711	31,100	21,870	24,940	32,720	32,026
JPY	27,066	25,194	45,054	39,379	19,829	14,397	39,657	41,729
Other currencies	77,729	75,926	91,878	76,374	66,105	61,342	73,485	71,841
Total	**828,011**	**828,011**	**517,338**	**516,489**	**678,821**	**678,821**	**422,282**	**408,835**

NOTE 17
INTEREST INCOME AND EXPENSE

(in millions of euros)	June 30, 2005	June 30, 2004 [1]	December 31, 2004 [1]
Transactions with banks	**1,676**	**1,973**	**4,008**
Demand deposits and interbank loans	871	899	1,599
Securities purchased under resale agreements and loans secured by notes and securities	805	1,074	2,409
Transactions with customers	**5,131**	**5,979**	**12,145**
Trade notes	395	334	692
Other customer loans	4,139	3,725	7,626
Overdrafts	337	311	626
Securities purchased under resale agreements and loans secured by notes and securities	260	794	1,544
Other income [2]	-	815	1,657
Transactions in financial instruments	**2,607**	**2,612**	**3,993**
Financial assets available for sale	1,180	N/A	N/A
Financial assets held to maturity	90	N/A	N/A
Securities lending	35	N/A	N/A
Hedging derivatives	1,302	N/A	N/A
Finance leases	**575**	**854**	**1,689**
Real estate lease financing agreements	142	248	491
Non-real estate lease financing agreements	433	606	1,198
Total interest income	**9,989**	**11,418**	**21,835**
Transactions with banks	**(2,074)**	**(2,734)**	**(4,884)**
Interbank loans	(1,559)	(1,370)	(2,391)
Securities sold under repurchase agreements and borrowings secured by notes and securities	(515)	(1,364)	(2,493)
Transactions with customers	**(3,122)**	**(2,941)**	**(6,048)**
Special savings accounts	(655)	(614)	(1,224)
Other customer deposits	(2,021)	(1,179)	(2,417)
Securities sold under resale agreements and borrowings secured by notes and securities	(446)	(1,148)	(2,407)
Transactions in financial instruments	**(2,524)**	**(2,932)**	**(4,751)**
Securitized debt payables	(987)	N/A	N/A
Subordinated and convertible debt	(330)	N/A	N/A
Securities borrowing	(35)	N/A	N/A
Hedging derivatives	(1,172)	N/A	N/A
Other interest expense	**(2)**	**0**	**(5)**
Total interest expense	**(7,722)**	**(8,607)**	**(15,688)**

[1] IFRS excl. IAS 32, 39 & IFRS 4

[2] Other income on transaction with customers are coupon payments received on fixed income trading portfolio. As of january 1, 2005 these incomes are included in IFRS on Net Income from financial transactions.

NOTE 18
FEE INCOME AND EXPENSE
(in millions of euros)

	June 30, 2005	June 30, 2004 [1]	December 31, 2004 [1]
Fee income from			
Transactions with banks	58	71	145
Transactions with customers	948	780	1,624
Securities transactions	317	336	590
Primary market transactions	154	137	224
Foreign exchange transactions and financial derivatives	304	278	509
Loan and guarantee commitments	219	224	459
Services and others	1,735	1,630	3,307
Others	117	123	248
Total fee income	**3,852**	**3,579**	**7,106**
Fee expense on			
Transactions with banks	(82)	(83)	(164)
Securities transactions	(147)	(210)	(381)
Foreign exchange transactions and financial derivatives	(223)	(222)	(383)
Loan and guarantee commitments	(85)	(118)	(341)
Other	(379)	(290)	(562)
Total fee expense	**(916)**	**(923)**	**(1,831)**

[1] *IFRS excl. IAS 32, 39 & IFRS 4*

NOTE 19
NET GAINS OR LOSSES ON FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE THROUGH P&L

(in millions of euros)

	June 30, 2005
Net gain/loss on non-derivative financial assets held for trading	6,616
Net gain/loss on financial assets measured using fair value option	4
Net gain/loss on non-derivative financial liabilities held for trading	(3,284)
Net gain/loss on financial liabilities measured using fair value option	(415)
Net gain/loss on derivative and hedging instruments	306
Net gain/loss on foreign exchange transactions	15
Total	**3,242**

NOTE 20
NET GAINS OR LOSSES ON AVAILABLE FOR SALE FINANCIAL ASSETS
(in millions of euros)

	June 30, 2005
Current activities	
Gains on sale	98
Losses on sale	(71)
Impairment of equity investments	(1)
Sub-total	**26**
Long-term equity investments	
Gains on sale	156
Losses on sale	(1)
Impairment of equity investments	(19)
Others	
Sub-total	**136**
Total	**162**

NOTE 21
PERSONNEL EXPENSES

(in millions of euros)

	June 30, 2005	June 30, 2004	December 31, 2004
Employee compensation [1]	(2,618)	(2,320)	(4,755)
Social security benefits, payroll taxes and defined contribution plans [1]	(848)	(845)	(1,717)
Retirement expenses - defined benefit plans	(39)	(26)	(61)
Employee profit sharing and incentives	(153)	(109)	(210)
Total	**(3,658)**	**(3,300)**	**(6,743)**
[1] o/w variable remuneration	*(879)*	*(707)*	*(1,538)*

	June 30, 2005	June 30, 2004	December 31, 2004
Average headcount			
- *France*	52,319	51,555	51,753
- *Outside France*	42,299	41,165	41,606
Total	**94,618**	**92,720**	**93,359**

NOTE 22
SHARE-BASED PAYMENT PLANS

1. Expenses recorded in the income statement

(in millions of euros)	June 30, 2005 Cash settled	Equity settled	Total	June 30, 2004 Cash settled	Equity settled	Total
Net expense for stock purchase plans	-	11	**11**	-	4	**4**
Net expense for stock option plans	-	28	**28**	1	17	**18**

2. Description of plans settled in the first half of 2005

Main characteristics of equity instruments offered to Group employees up to June 30th 2005 :

Type of plan	Stock options plan
Issuer	Société Générale
Year	2005
Shareholders' agreement	April 29, 2004
Board of Directors' decision	January 13, 2005
Number of options granted	4,040,000
Life of options	7 years
Settlement	Société Générale shares
Vesting period	01/13/2005-01/13/2008
Performance conditions	no
Conditions if employee leaves the Group	loss
Conditions if employee is made redundant	loss
Conditions if employee retires	Maintaining
Death	Maintaining (6 months)
Share price at grant date (in euros)	75
Discount	0%
Grant price (in euros)	75
Options not granted	0
Options exercised	0
Options forfeited	0
Options outstanding at 06/30/05	4,040,000
Number of shares reserved at 06/30/05	4,040,000
Share price of reserved shares (in euros)	65.95
Total value of reserved shares (in million of euros)	266
First authorised date for selling the shares	January 13, 2009
Lock-up period	1 year
Fair value (as % of share price at grant date)	17%
Valuation method used	binomial

	Worldwide Employees Shareholding Plan
Issuer	Société Générale
Year	2005
Shareholders' agreement	April 29, 2004
Board of Directors' decision	May 9, 2005
Number of subscribed shares	5,663,174
Non-assignability period	5 years
Share subscription price	63.17
Discount	20%

NOTE 23
COST OF RISK
(in millions of euros)

	June 30, 2005	June 30, 2004 [1]	December 31, 2004 [1]
Net allocation for identified risks	(163)	(245)	(333)
Losses on bad loans	(129)	(78)	(218)
Amounts recovered on provisioned loans	78	48	111
Net allocation to provisions for contingent liabilities	26	(51)	(128)
Total	**(188)**	**(326)**	**(568)**

[1] *IFRS excl. IAS 32, 39 & IFRS 4*

NOTE 24
INCOME TAX
(in millions of euros)

	June 30, 2005	June 30, 2004	December 31, 2004
Current taxes	(774)	(638)	(1,342)
Deferred taxes	(98)	(58)	(38)
Total taxes [1]	**(872)**	**(696)**	**(1,380)**

	June 30, 2005	June 30, 2004	December 31, 2004
Income from fiscally transparent companies	5	(5)	(22)
Other temporary differences	(103)	(53)	(16)
Total deferred tax liabilities	**(98)**	**(58)**	**(38)**

[1] ***Reconciliation of the difference between the Group's normal tax rate and its effective tax rate:***

	June 30, 2005	June 30, 2004	December 31, 2004
Income before tax and net income from companies accounted for by the equity method	3,296	2,519	4,971
Normal tax rate applicable to French companies (including 3.3% and 10% tax contributions)	34.93 %	35.43 %	35.43 %
Permanent differences	- 0.43 %	- 0.59 %	- 1.20 %
Differential on items taxed at reduced rate	- 1.29 %	- 1.68 %	- 0.48 %
Tax rate differential on profits taxed outside France	- 3.94 %	- 3.57 %	- 3.37 %
Impact of non-deductible losses and use of tax loss carry-forwards	- 2.83 %	- 1.95 %	- 2.62 %
Effective tax rate	**26.44 %**	**27.64 %**	**27.76 %**

NOTE 25

COMPANIES INCLUDED IN THE CONSOLIDATION SCOPE

	COUNTRY	METHOD FULL : FULL CONSOLIDATION PROP : PROPORTIONAL CONSOLIDATION EQUITY : EQUITY METHOD	Group ownership interest June 2005	Group ownership interest December 2004	Group voting interest June 2005	Group voting interest December 2004
FRANCE						
BANKS						
. Banque de Polynésie	France	FULL	80,00	80,00	80,00	80,00
. Barep	France	FULL	100,00	100,00	100,00	100,00
. BFCOI	France	FULL	50,00	50,00	50,00	50,00
. Calif	France	FULL	100,00	100,00	100,00	100,00
. Crédit du Nord (1)	France	FULL	80,00	80,00	80,00	80,00
. Génébanque	France	FULL	100,00	100,00	100,00	100,00
. Groupama Banques	France	PROP	40,00	40,00	40,00	40,00
. SG Calédonienne de Banque	France	FULL	100,00	100,00	100,00	100,00
. SG de Banque aux Antilles	France	FULL	100,00	100,00	100,00	100,00
FINANCIAL COMPANIES						
. Barep Gestion	France	FULL	100,00	100,00	100,00	100,00
. Euro VL (1)	France	FULL	100,00	100,00	100,00	100,00
. IEC	France	FULL	100,00	100,00	100,00	100,00
. Interga S.A.S (2)	France	FULL	100,00	-	100,00	-
. Lyxor Asset Management	France	FULL	100,00	100,00	100,00	100,00
. Lyxor International Asset Management	France	FULL	100,00	100,00	100,00	100,00
. Lyxor Strategium N°1	France	FULL	100,00	100,00	100,00	100,00
. Nofirec (1)	France	FULL	100,00	100,00	100,00	100,00
. Pargesfonds	France	FULL	100,00	100,00	100,00	100,00
. Primafair SAS	France	FULL	100,00	100,00	100,00	100,00
. SG Asset Management	France	FULL	100,00	100,00	100,00	100,00
. SGAM AI	France	FULL	100,00	100,00	100,00	100,00
. SGAM Finance (1)	France	FULL	100,00	100,00	100,00	100,00
. SGAM HDG Investment	France	FULL	100,00	100,00	100,00	100,00
. SGAM RTO (2)	France	FULL	100,00	-	100,00	-
SPECIALIST FINANCING						
. Airbail	France	FULL	100,00	100,00	100,00	100,00
. Bull Finance	France	FULL	51,35	51,35	51,35	51,35
. Cafirec	France	FULL	100,00	100,00	100,00	100,00
. Cofranteg (4)	France	FULL	-	100,00	-	100,00
. Compagnie Générale de Location d'Equipements (1)	France	FULL	99,73	99,73	99,73	99,73
. Dalarec	France	FULL	100,00	100,00	100,00	100,00
. Diebold Computer Leasing (3)	France	FULL	-	100,00	-	100,00
. Evalparts	France	FULL	100,00	100,00	100,00	100,00
. Fenwick Lease	France	FULL	100,00	100,00	100,00	100,00
. Fontanor (1)	France	FULL	100,00	100,00	100,00	100,00
. Franfinance (1)	France	FULL	99,99	99,99	99,99	99,99
. Franfinance Location	France	FULL	99,99	99,99	100,00	100,00
. French Supermarkets 1	France	FULL	100,00	100,00	100,00	100,00
. Génécal	France	FULL	69,08	69,08	69,08	69,08
. Génécomi	France	FULL	56,52	56,52	56,52	56,52
. Haoroa SAS	France	FULL	100,00	100,00	100,00	100,00
. Ipersoc SAS	France	FULL	100,00	100,00	100,00	100,00
. Linden SAS	France	FULL	100,00	100,00	100,00	100,00
. Orpavimob SA	France	FULL	100,00	100,00	100,00	100,00
. Promopart	France	FULL	100,00	100,00	100,00	100,00
. Rusfinance SAS	France	FULL	100,00	51,01	62,55	51,01
. Sagem Lease	France	FULL	100,00	100,00	100,00	100,00
. SAS IPF	France	FULL	100,00	100,00	100,00	100,00
. SCP Clémence	France	FULL	100,00	100,00	100,00	100,00
. SCP Cygne	France	FULL	100,00	100,00	100,00	100,00
. SCP de la Prose	France	FULL	100,00	100,00	100,00	100,00
. SCP Muscade	France	FULL	100,00	100,00	100,00	100,00
. SCP Philibert	France	FULL	100,00	100,00	100,00	100,00
. SCP Salomé	France	FULL	100,00	100,00	100,00	100,00
. SG Services	France	FULL	100,00	100,00	100,00	100,00
. SNC Athena Investissements	France	FULL	100,00	100,00	100,00	100,00
. SNC Cofininvest	France	FULL	100,00	100,00	100,00	100,00
. SNC Distinvest	France	FULL	100,00	100,00	100,00	100,00
. SNC Financières Valmy Investissements	France	FULL	100,00	100,00	100,00	100,00
. SNC Finimva	France	FULL	100,00	100,00	100,00	100,00
. SNC Finovadis	France	FULL	100,00	100,00	100,00	100,00
. SNC Paris Strasbourg	France	FULL	100,00	100,00	100,00	100,00
. SNC Sirius	France	FULL	100,00	100,00	100,00	100,00
. Sofinabail (4)	France	FULL	-	100,00	-	100,00
. Sofom	France	FULL	100,00	100,00	100,00	100,00
. Sofrafi	France	FULL	100,00	100,00	100,00	100,00
. Sogéfimur	France	FULL	100,00	100,00	100,00	100,00
. Sogéfinancement	France	FULL	100,00	100,00	100,00	100,00
. Sogéfinerg	France	FULL	100,00	100,00	100,00	100,00
. Sogéga PME	France	FULL	100,00	100,00	100,00	100,00
. Sogelease France	France	FULL	100,00	100,00	100,00	100,00
. Solocvi	France	FULL	100,00	100,00	100,00	100,00
. Temsys (1)	France	FULL	100,00	100,00	100,00	100,00
. Valmyfin	France	FULL	100,00	100,00	100,00	100,00
. Varoner 2	France	FULL	100,00	100,00	100,00	100,00
PORTOFOLIO MANAGEMENT						
. Aurelec	France	FULL	100,00	100,00	100,00	100,00
. Ezépart	France	FULL	100,00	100,00	100,00	100,00
. Fimat Americas S.A.S (2)	France	FULL	100,00	-	100,00	-
. Finareg	France	FULL	100,00	100,00	100,00	100,00
. Finecorp	France	FULL	100,00	100,00	100,00	100,00
. Fonvalor2	France	FULL	100,00	100,00	100,00	100,00
. Geforpat	France	FULL	100,00	100,00	100,00	100,00
. Géné Act 1	France	FULL	100,00	100,00	100,00	100,00
. Généfinance (4)	France	FULL	100,00	100,00	100,00	100,00
. Généval	France	FULL	100,00	100,00	100,00	100,00
. Geninfo	France	FULL	100,00	100,00	100,00	100,00
. Libécap	France	FULL	100,00	100,00	100,00	100,00
. Megaval	France	FULL	100,00	100,00	100,00	100,00
. Salvépar	France	FULL	51,42	51,42	51,42	51,42
. SCI Foncière Défense	France	FULL	99,99	99,99	100,00	100,00
. SG Capital Développement	France	FULL	100,00	100,00	100,00	100,00
. SG Consumer Finance (2)	France	FULL	100,00	-	100,00	-
. SG Financial Services Holding	France	FULL	100,00	100,00	100,00	100,00
. SHTV Holding	France	FULL	100,00	100,00	100,00	100,00
. Sivalparts	France	FULL	100,00	100,00	100,00	100,00
. Sogéfim	France	FULL	100,00	100,00	100,00	100,00
. Sogénal Participations	France	FULL	100,00	100,00	100,00	100,00
. Sogéparts	France	FULL	100,00	100,00	100,00	100,00
. Sogéparticipations (ex-Sogénal) (1)	France	FULL	100,00	100,00	100,00	100,00
. Sogéplus	France	FULL	100,00	100,00	100,00	100,00
. Soginnove	France	FULL	100,00	100,00	100,00	100,00
. Sté Rue Edouard- VII	France	FULL	99,91	99,91	99,91	99,91
. Vouric	France	FULL	100,00	100,00	100,00	100,00
BROKERS						
. Boursorama (1)	France	FULL	71,00	71,03	71,00	71,03
. Clickoptions	France	FULL	100,00	100,00	100,00	100,00
. Fimat Banque	France	FULL	100,00	100,00	100,00	100,00
. Fimat SNC	France	FULL	100,00	100,00	100,00	100,00
. Gaselys	France	PROP	49,00	49,00	49,00	49,00
. SG Énergie (1)	France	FULL	100,00	100,00	100,00	100,00
. SG Euro CT	France	FULL	100,00	100,00	100,00	100,00
. SG Options Europe	France	FULL	100,00	100,00	100,00	100,00
. SG Securities Paris	France	FULL	100,00	100,00	100,00	100,00

	COUNTRY	METHOD FULL: FULL CONSOLIDATION PROP: PROPORTIONAL CONSOLIDATION EQUITY: EQUITY METHOD	Group ownership interest June 2005	 December 2004	Group voting interest June 2005	 December 2004
REAL ESTATE AND REAL ESTATE FINANCING						
. Galybet	France	FULL	100,00	100,00	100,00	100,00
. Généfim (1)	France	FULL	100,00	100,00	100,00	100,00
. Généfimmo (1)	France	FULL	100,00	100,00	100,00	100,00
. Sogébail	France	FULL	100,00	100,00	100,00	100,00
. Sogéprom (1)	France	FULL	100,00	100,00	100,00	100,00
. Sophia-bail	France	FULL	51,00	51,00	51,00	51,00
SERVICES						
. CGA	France	FULL	100,00	100,00	100,00	100,00
. ECS (1)	France	FULL	100,00	100,00	100,00	100,00
. Parel	France	FULL	100,00	100,00	100,00	100,00
. Socogéfi	France	FULL	100,00	100,00	100,00	100,00
GROUP REAL ESTATE MANAGEMENT COMPANIES						
. CFM (1)	France	FULL	100,00	100,00	100,00	100,00
. Eléaparts	France	FULL	100,00	100,00	100,00	100,00
. Génégis 1	France	FULL	100,00	100,00	100,00	100,00
. Génégis 2	France	FULL	100,00	100,00	100,00	100,00
. Génévalmy	France	FULL	100,00	100,00	100,00	100,00
. SC Alicante 2000	France	FULL	100,00	71,52	100,00	100,00
. SC Chassagne 2000	France	FULL	100,00	71,52	100,00	100,00
. SCI Opéra 72	France	FULL	99,99	99,99	100,00	100,00
. SI 29 Haussmann	France	FULL	100,00	100,00	100,00	100,00
. Société Immobilière de Strasbourg	France	FULL	100,00	100,00	100,00	100,00
. Sogé Colline Sud	France	FULL	100,00	100,00	100,00	100,00
. Sogé Périval 1	France	FULL	100,00	100,00	100,00	100,00
. Sogé Périval 2	France	FULL	100,00	100,00	100,00	100,00
. Sogé Périval 3	France	FULL	100,00	100,00	100,00	100,00
. Sogé Périval 4	France	FULL	100,00	100,00	100,00	100,00
. Sogéfontenay	France	FULL	100,00	100,00	100,00	100,00
. Soginfo (1)	France	FULL	100,00	100,00	100,00	100,00
. STIP	France	FULL	99,99	99,99	100,00	100,00
. Valminvest	France	FULL	100,00	100,00	100,00	100,00
INSURANCE						
. Génécar	France	FULL	100,00	100,00	100,00	100,00
. Oradéa Vie (2)	France	FULL	100,00	-	100,00	-
. Sogécap (1)	France	FULL	100,00	100,00	100,00	100,00
. Sogessur	France	FULL	100,00	65,00	65,00	65,00
EUROPE						
BANKS						
. Banca Romana Pentru Devzvoltare (1)	Romania	FULL	58,32	58,32	58,32	58,32
. General Bank of Greece (1)	Greece	FULL	50,35	50,01	50,35	50,01
. Komercni Banka (1)	Czech Republic	FULL	60,35	60,35	60,35	60,35
. SG Bank Nederland NV	Netherlands	FULL	100,00	100,00	100,00	100,00
. SG Express Bank (1)	Bulgaria	FULL	97,95	97,95	97,95	97,95
. SG Hambros Bank Limited (1)	Great Britain	FULL	100,00	100,00	100,00	100,00
. SG Private Banking (Suisse) (1)	Switzerland	FULL	100,00	77,62	77,62	77,62
. SG Yougoslav Bank AD	Serbia	FULL	100,00	100,00	100,00	100,00
. SG Vostok (1)	Russia	FULL	100,00	100,00	100,00	100,00
. SGBT Luxembourg (1)	Luxembourg	FULL	100,00	100,00	100,00	100,00
. SGBT Monaco	Monaco	FULL	100,00	100,00	100,00	100,00
. SKB Banka (1)	Slovenia	FULL	99,58	99,58	99,58	99,58
. Société Générale Cyprus Ltd	Cyprus	FULL	51,00	51,00	51,00	51,00
. Sogéparticipations Belgique (1)	Belgium	FULL	100,00	100,00	100,00	100,00
FINANCIAL COMPANIES						
. Amber (6)	Great Britain	FULL	-	-	-	-
. Euro-VL Luxembourg	Luxembourg	FULL	100,00	100,00	100,00	100,00
. Horizon Equity Sarl (1)	Luxembourg	FULL	100,00	100,00	100,00	100,00
. Lightning Finance Company Ltd	Ireland	FULL	51,00	51,00	51,00	51,00
. Lyxor Master Funds	Jersey	FULL	100,00	100,00	100,00	100,00
. SG Acceptance	Netherlands	FULL	100,00	100,00	100,00	100,00
. SG Asset Management Group Ltd (1)	Great Britain	FULL	100,00	100,00	100,00	100,00
. SGAM Iberia	Spain	FULL	100,00	100,00	100,00	100,00
. SG Effekten	Germany	FULL	100,00	100,00	100,00	100,00
. SG Finance Ireland	Ireland	FULL	100,00	100,00	100,00	100,00
. SG Investment UK Ltd (1)	Great Britain	FULL	100,00	100,00	100,00	100,00
. SG Russel Asset Management	Ireland	PROP	50,00	50,00	50,00	50,00
. SG Securities London	Great Britain	FULL	100,00	100,00	100,00	100,00
. SG Wertpapierhandelsgesellschaft Mbh (1)	Germany	FULL	100,00	100,00	100,00	100,00
SPECIALIST FINANCING						
. Axus Belgium (1)	Belgium	FULL	100,00	100,00	100,00	100,00
. Axus Danmark A/S	Denmark	FULL	100,00	100,00	100,00	100,00
. Axus Finland Oy	Finland	FULL	100,00	100,00	100,00	100,00
. Axus Italiana S.R.L	Italy	FULL	100,00	100,00	100,00	100,00
. Axus Nederland B.V.	Netherlands	FULL	100,00	100,00	100,00	100,00
. Axus Norge A.S.	Norway	FULL	100,00	100,00	100,00	100,00
. Axus Sverige AB	Sweden	FULL	100,00	100,00	100,00	100,00
. Adria Leasing Spa (groupe GEFA-ALD)	Italy	FULL	100,00	100,00	100,00	100,00
. ALD Autoleasing Gmbh (groupe GEFA-ALD) (1) (7)	Germany	FULL	100,00	100,00	100,00	100,00
. ALD Automotive Group PLC (groupe GEFA-ALD) (1)	Great Britain	FULL	100,00	100,00	100,00	100,00
. ALD Czech Republic	Czechoslovakia	FULL	100,00	100,00	100,00	100,00
. ALD International Gmbh	Germany	FULL	100,00	100,00	100,00	100,00
. ALD International S.A.	Germany	FULL	100,00	100,00	100,00	100,00
. ALD Lease Finanz Gmbh (1) (2) (7)	Germany	FULL	100,00	-	100,00	-
. ALD Portugal	Portugal	FULL	100,00	100,00	100,00	100,00
. ALD Automotive S.A (Spain) (1)	Spain	FULL	100,00	100,00	100,00	100,00
. Fiditalia Spa	Italy	FULL	100,00	100,00	100,00	100,00
. Fraer Leasing Spa (groupe GEFA-ALD)	Italy	FULL	67,75	67,75	67,75	67,75
. FRANFINANCE Czech Republic s.r.o.	Czechoslovakia	FULL	100,00	100,00	100,00	100,00
. Franfinance Leasing Italia Spa (groupe GEFA-ALD)	Italy	FULL	100,00	100,00	100,00	100,00
. Franfinance Polska Sp zoo (groupe GEFA-ALD)	Polska	FULL	100,00	99,01	100,00	99,01
. Gefa Gesellschaft Absatzfinanzierung (groupe GEFA-ALD)	Germany	FULL	100,00	100,00	100,00	100,00
. Gefa Leasing Gmbh (groupe GEFA-ALD)	Germany	FULL	100,00	100,00	100,00	100,00
. Hanseatic (2)	Germany	FULL	75,00	-	75,00	-
. Locat Rent S.P.A	Italy	PROP	50,00	50,00	50,00	50,00
. Montalis Investment BV	Netherlands	FULL	100,00	100,00	100,00	100,00
. Promopart Snc	Luxembourg	FULL	100,00	100,00	100,00	100,00
. OOO Rusfinance	Russia	FULL	100,00	51,01	100,00	100,00
. SGBT Finance Ireland Limited (2)	Ireland	FULL	100,00	-	100,00	-
. SGEF International GMBH	Germany	FULL	100,00	100,00	100,00	100,00
. SGEF Schweitz AG	Switzerland	FULL	100,00	100,00	100,00	100,00
. SGEF SA & CO KG	Germany	FULL	100,00	100,00	100,00	100,00
. SG Factoring Spa	Italy	FULL	100,00	100,00	100,00	100,00
. SG Finans AS Norway (1)	Norway	FULL	100,00	100,00	100,00	100,00
. SG Holding de Valores y Participationes	Spain	FULL	100,00	100,00	100,00	100,00
. Sogega Pme Snc	Luxembourg	FULL	100,00	100,00	100,00	100,00
. Sogelease BV Nederland	Netherlands	FULL	100,00	100,00	100,00	100,00
BROKERS						
. Fimat Francfort branch	Germany	FULL	100,00	100,00	100,00	100,00
. Fimat Londres branch	Great Britain	FULL	100,00	100,00	100,00	100,00
. Fimat Madrid branch	Spain	FULL	100,00	100,00	100,00	100,00
INSURANCE						
. Généras	Luxembourg	FULL	100,00	100,00	100,00	100,00
. Inora Life	Ireland	FULL	100,00	100,00	100,00	100,00
. Komercni Pojistovna	Czech Republic	FULL	60,35	60,35	100,00	100,00
. Sogelife	Luxembourg	FULL	100,00	100,00	100,00	100,00

	COUNTRY	METHOD FULL: FULL CONSOLIDATION PROP: PROPORTIONATE CONSOLIDATION EQUITY: EQUITY METHOD	Group ownership interest		Group voting interest	
			June 2005	December 2004	June 2005	December 2004
AFRICA AND THE MIDDLE-EAST						
BANKS						
. BFV-SG (Madagascar)	Madagascar	FULL	70,00	70,00	70,00	70,00
. National SG Bank SAE	Egypt	FULL	78,38	54,33	78,38	54,33
. SG Algérie (2)	Algeria	FULL	100,00	-	100,00	-
. SGB Cameroun	Cameroon	FULL	58,08	58,08	58,08	58,08
. SG Banques en Côte-d'Ivoire (1)	Ivory Coast	FULL	68,20	68,20	68,20	68,20
. SG Banque en Guinée	Guinea	FULL	52,94	52,94	52,94	52,94
. SG Banque au Liban (1)	Lebanon	FULL	50,00	50,00	50,00	50,00
. SG Banques au Sénégal	Senegal	FULL	57,72	57,73	57,72	57,73
. SG Marocaine de Banques (1)	Morocco	FULL	51,91	51,91	51,91	51,91
. SSB Bank Ghana	Ghana	FULL	51,00	51,00	51,00	51,00
. United Arab Bank (5)	United Arab Emirates	EQUITY	-	20,00	-	20,00
. Union International de Banque	Tunisia	FULL	52,34	52,32	52,34	52,32
SPECIALIST FINANCING						
. ALD Automotive Maroc	Morocco	FULL	42,79	42,79	50,00	50,00
. Eqdom	Morocco	FULL	44,64	44,64	53,61	53,61
. Sogelease Egypt	Egypt	FULL	71,35	61,73	80,00	80,00
. Sogelease Maroc	Morocco	FULL	71,15	71,15	100,00	100,00
INSURANCE						
. La Marocaine Vie	Morocco	FULL	73,71	73,44	87,07	87,07
THE AMERICAS						
BANKS						
. Banco Société Générale SA (5)	Argentina	FULL	-	99,53	-	99,45
. Banco Société Générale Brazil SA (1)	Brazil	FULL	100,00	100,00	100,00	100,00
. SG Canada (1)	Canada	FULL	100,00	100,00	100,00	100,00
FINANCIAL COMPANIES						
. SG Americas Inc (1)	United States	FULL	100,00	100,00	100,00	100,00
. SG Capital Trust (1)	United States	FULL	-	-	100,00	100,00
. SG Cowen Asset Management	United States	FULL	100,00	100,00	100,00	100,00
. SG Warrants Limited	United States	FULL	100,00	100,00	100,00	100,00
. SocGen Real Estate Company L.L.C.	United States	FULL	50,31	50,31	100,00	100,00
. TCW Group (1)	United States	FULL	100,00	66,54	89,89	86,83
. TOBP (8)	United States	FULL	-	-	-	-
. TOPAZ Fund (2)	Cayman Islands	FULL	100,00	-	100,00	-
. Turquoise	Cayman Islands	FULL	100,00	100,00	100,00	100,00
BROKERS						
. Fimat Alternatives Strategies Inc. (2)	United States	FULL	100,00	-	100,00	-
. Fimat Canada Inc.	Canada	FULL	100,00	100,00	100,00	100,00
. Fimat Futures USA LLC	United States	FULL	100,00	100,00	100,00	100,00
SERVICES						
. Fimat Facilities Management	United States	FULL	100,00	100,00	100,00	100,00
SPECIALIST FINANCING						
. Cousto Investments LP	United States	FULL	100,00	100,00	55,00	55,00
. Makalea JV Inc	United States	FULL	100,00	100,00	60,00	60,00
. Mehetia Inc	United States	FULL	100,00	100,00	51,00	51,00
. Rexus LLC	United States	FULL	100,00	100,00	70,83	70,83
. SG Ariki Inc (1)	United States	FULL	100,00	100,00	100,00	100,00
. SG Astro Finance LP	United States	FULL	100,00	100,00	100,00	100,00
. SG Astro Finance Trust	United States	FULL	100,00	100,00	100,00	100,00
. SG Constellation Canada LTD	Canada	FULL	100,00	100,00	100,00	100,00
. SG Equity Finance LLC	United States	FULL	100,00	100,00	100,00	100,00
. SG Finance Inc	United States	FULL	100,00	100,00	100,00	100,00
. SG Preferred Capital III LLC (1)	United States	FULL	100,00	100,00	100,00	100,00
. Sorbier Investment Corp	United States	FULL	100,00	100,00	60,00	60,00
. Surzur Overseas Ltd (3)	Cayman Islands	FULL	-	100,00	-	100,00
PORTFOLIO MANAGEMENT						
. SG Tandem (2)	United States	FULL	100,00	-	100,00	-
. Sofital (5)	Argentina	FULL	-	99,90	-	99,90
ASIA AND OCEANIA						
BANKS						
. SG Australia Holdings (1)	Australia	FULL	100,00	100,00	100,00	100,00
. SG Private Banking (Japan) Limited	Japan	FULL	100,00	100,00	100,00	100,00
. SG Securities North Pacific	Japan	FULL	100,00	100,00	100,00	100,00
FINANCIAL COMPANIES						
. SG Asset Management Singapore Ltd	Singapore	FULL	100,00	100,00	100,00	100,00
. SGAM Japan	Japan	FULL	100,00	100,00	100,00	100,00
. Société Générale Asia Ltd (Hong-Kong)	Hong-Kong	FULL	100,00	100,00	100,00	100,00
. Sogeko	South Korea	PROP	41,35	41,35	42,15	42,15
. Onyx Trust (6)	South Korea	FULL	-	100,00	-	100,00
SPECIALIST FINANCING						
. Sogelease Malaysia (1)	Malaysia	FULL	50,00	50,00	50,00	50,00
PORTFOLIO MANAGEMENT						
. S.G. Asset Management North Pacific	Japan	FULL	100,00	100,00	100,00	100,00
BROKERS						
. Fimat Asia Pte Limited	Singapore	FULL	100,00	100,00	100,00	100,00
. Fimat Futures Hong-Kong	Hong-Kong	FULL	100,00	100,00	100,00	100,00
. SG Securities Asia Int. Holdings (1)	Singapore	FULL	100,00	100,00	100,00	100,00
. Succursale Fimat Sydney	Australia	FULL	100,00	100,00	100,00	100,00

(1) Companies carrying out sub-consolidation.
(2) Consolidated for the first time in 2005.
(3) Entities deconsolidated during 2005.
(4) Dissolution of Sofinabail and Cofranteg by a merger of assets with Généfinance.
(5) Entities sold in 2005.
(6) Entity wound up in 2005.
(7) Spin-off of ALD Autoleasing Gmbh.
(8) Special purpose Vehicles substantially controlled by the Group

NOTE 26

SECTOR INFORMATION BY BUSINESS LINE

(in millions of euros)	Retail banking									Retail banking		
	French Networks			Retail Banking outside France			Specialised Financing companies			Total		
	June 30 2005	June 30 2004 (1)	December 31 2004 (1)	June 30 2005	June 30 2004 (1)	December 31 2004 (1)	June 30 2005	June 30 2004 (1)	December 31 2004 (1)	June 30 2005	June 30 2004 (1)	December 31 2004 (1)
Net banking income	3,006	2,902	5,870	1,113	928	1,970	987	869	1,826	5,116	4,699	9,676
Operating expenses (2)	(2,120)	(2,031)	(4,069)	(668)	(570)	(1,223)	(567)	(513)	(1,082)	(3,355)	(3,114)	(6,374)
Gross operating income	**886**	**871**	**1,801**	**445**	**358**	**756**	**430**	**356**	**744**	**1,761**	**1,585**	**3,301**
Net allocation to provisions	(135)	(147)	(292)	(55)	(65)	(161)	(87)	(74)	(136)	(277)	(306)	(589)
Net income from companies accounted for by the equity method	1	1	2	2	3	3	-	-	-	3	4	5
Net income/expense from other assets	1	(9)	5	6	19	15	-	-	(1)	7	10	19
Impairment of goodwill	-	-	-	-	-	-	-	-	-	-	-	-
Earnings before tax	**753**	**716**	**1,516**	**398**	**295**	**613**	**343**	**282**	**607**	**1,494**	**1,293**	**2,736**
Income tax	(264)	(251)	(529)	(111)	(91)	(190)	(120)	(102)	(218)	(495)	(444)	(937)
Net income before minority interests	**489**	**465**	**987**	**287**	**204**	**423**	**223**	**180**	**389**	**999**	**849**	**1,799**
Minority interests	(23)	(22)	(45)	(97)	(87)	(165)	(6)	(3)	(8)	(126)	(112)	(218)
Net income, Group share	**466**	**443**	**942**	**190**	**117**	**258**	**217**	**177**	**381**	**873**	**737**	**1,581**

(1) IFRS excl. IAS 32, 39 & IFRS 4

(2) Including depreciation and amortisation

(in millions of euros)	GIMS									GIMS		
	Asset Management			Private Banking			GSSI			Total		
	June 30 2005	June 30 2004 (1)	December 31 2004 (1)	June 30 2005	June 30 2004 (1)	December 31 2004 (1)	June 30 2005	June 30 2004 (1)	December 31 2004 (1)	June 30 2005	June 30 2004 (1)	December 31 2004 (1)
Net banking income	528	469	1,047	256	236	463	426	391	756	1,210	1,096	2,266
Operating expenses (2)	(317)	(301)	(642)	(176)	(164)	(334)	(357)	(330)	(662)	(850)	(795)	(1,638)
Gross operating income	**211**	**168**	**405**	**80**	**72**	**129**	**69**	**61**	**93**	**360**	**301**	**627**
Net allocation to provisions	-	-	-	-	(4)	(7)	(1)	(1)	-	(1)	(5)	(7)
Net income from companies accounted for by the equity method	-	-	-	-	-	-	-	-	-	-	-	-
Net income/expense from other assets	-	1	(2)	-	-	(1)	-	-	5	-	1	2
Impairment of goodwill	-	-	-	-	-	-	-	-	-	-	-	-
Earnings before tax	**211**	**169**	**403**	**80**	**68**	**121**	**68**	**60**	**98**	**359**	**297**	**622**
Income tax	(72)	(57)	(137)	(18)	(13)	(23)	(22)	(19)	(31)	(112)	(89)	(191)
Net income before minority interests	**139**	**112**	**266**	**62**	**55**	**98**	**46**	**41**	**67**	**247**	**208**	**431**
Minority interests	(2)	(12)	(35)	-	(3)	(8)	(1)	(2)	(3)	(3)	(17)	(46)
Net income, Group share	**137**	**100**	**231**	**62**	**52**	**90**	**45**	**39**	**64**	**244**	**191**	**385**

(1) IFRS excl. IAS 32, 39 & IFRS 4

(2) Including depreciation and amortisation

(in millions of euros)	Corporate & Investment Banking						Corporate & Investment Banking			Corporate Centre			SG Group		
	Corporate Banking and Fixed Income			Equity and Advisory			Total								
	June 30 2005	June 30 2004 (1)	December 31 2004 (1)	June 30 2005	June 30 2004 (1)	December 31 2004 (1)	June 30 2005	June 30 2004 (1)	December 31 2004 (1)	June 30 2005	June 30 2004 (1)	December 31 2004 (1)	June 30 2005	June 30 2004 (1)	December 31 2004 (1)
Net banking income	1,400	1,331	2,698	1,383	957	2,029	2,783	2,288	4,727	92	(84)	(251)	9,201	7,999	16,408
Operating expenses (2)	(870)	(755)	(1,569)	(757)	(645)	(1,355)	(1,627)	(1,400)	(2,924)	(50)	(63)	(126)	(5,882)	(5,372)	(11,062)
Gross operating income	**530**	**576**	**1,129**	**626**	**312**	**674**	**1,156**	**888**	**1,803**	**42**	**(147)**	**(387)**	**3,319**	**2,627**	**5,344**
Net allocation to provisions	52	17	108	17	(31)	(45)	69	(14)	61	21	(1)	(33)	(188)	(326)	(568)
Net income from companies accounted for by the equity method	10	11	27	-	(2)	(1)	10	9	26	-	2	9	13	15	40
Net income/expense from other assets	-	3	18	-	(2)	(2)	-	1	16	158	208	158	165	218	195
Impairment of goodwill	-	-	-	(13)	-	-	(13)	-	-	-	-	4	(13)	-	4
Earnings before tax	**592**	**607**	**1,280**	**630**	**277**	**626**	**1,222**	**884**	**1,906**	**221**	**60**	**(249)**	**3,296**	**2,534**	**5,016**
Income tax	(137)	(148)	(297)	(235)	(63)	(150)	(372)	(211)	(447)	107	48	195	(872)	(896)	(1,380)
Net income before minority interests	**455**	**459**	**983**	**395**	**214**	**476**	**850**	**673**	**1,459**	**328**	**108**	**(54)**	**2,424**	**1,638**	**3,635**
Minority interests	(6)	(3)	(6)	-	-	-	(6)	(3)	(6)	(108)	(28)	(72)	(243)	(160)	(342)
Net income, Group share	**449**	**456**	**977**	**395**	**214**	**476**	**844**	**670**	**1,453**	**220**	**80**	**(126)**	**2,181**	**1,478**	**3,293**

NOTE 26 (continued)

SECTOR INFORMATION BY BUSINESS LINE

(in millions of euros)

	Retail Banking and Financial Services					Corporate & Investment Banking			
	French Networks	Retail Banking outside France	Specialised Financing	Division total		Corporate Banking and Fixed Income	Equity and Advisory	Division total	
	June 30, 2005	June 30, 2005	June 30, 2005	June 30, 2005	January 1, 2005	June 30, 2005	June 30, 2005	June 30, 2005	January 1, 2005
Sector assets	118,932	31,900	87,818	238,650	224,305	371,368	148,414	519,782	401,250
o/w goodwill	*53*	*1,076*	*577*	*1,706*	*1,491*	*2*	*42*	*44*	*50*
Sector liabilities (*)	101,483	34,665	62,444	198,592	190,057	427,232	107,523	534,755	415,527

	GIMS					Corporate Centre		SG Group	
	Asset Management	Private Banking	GSSI	Division total					
	June 30, 2005	June 30, 2005	June 30, 2005	June 30, 2005	January 1, 2005	June 30, 2005	January 1, 2005	June 30, 2005	January 1, 2005
Sector assets	16,501	14,112	19,309	49,922	39,800	19,657	13,466	828,011	678,821
o/w goodwill	*1,092*	*347*	*48*	*1,487*	*1,330*	-	-	*3,237*	*2,871*
Sector liabilities (*)	9,022	20,110	28,902	58,034	43,247	11,658	7,455	803,039	656,286

(*) Sector liabilities correspond to total liabilities except equity

NOTE 25 (continued)

SECTOR INFORMATION BY GEOGRAPHICAL REGION
(in millions of euros)

Geographical breakdown of net banking income

	France			Europe			Americas			Asia		
	June 30, 2005	June 30, 2004 (*)	December 31, 2004 (*)	June 30, 2005	June 30, 2004 (*)	December 31, 2004 (*)	June 30, 2005	June 30, 2004 (*)	December 31, 2004 (*)	June 30, 2005	June 30, 2004 (*)	December 31, 2004 (*)
Net interest and similar income	1,059	1,279	2,430	900	730	1,957	344	725	1,493	(48)	45	66
Net fee income	1,812	1,595	3,100	471	408	830	469	496	998	86	70	153
Net income/(expense) from financial transactions	2,069	1,684	3,559	584	313	314	406	(23)	(30)	239	192	350
Other net operating income	110	(187)	(172)	319	318	636	17	10	33	(1)	0	3
Net banking income	**5,050**	**4,371**	**8,917**	**2,274**	**1,769**	**3,737**	**1,236**	**1,208**	**2,494**	**276**	**307**	**572**

(*) IFRS excl. IAS 32, 39 & IFRS 4

	Africa			Oceania			Total		
	June 30, 2005	June 30, 2004 (*)	December 31, 2004 (*)	June 30, 2005	June 30, 2004 (*)	December 31, 2004 (*)	June 30, 2005	June 30, 2004 (*)	December 31, 2004 (*)
Net interest and similar income	218	175	354	(48)	47	99	2,425	3,001	6,399
Net fee income	88	74	168	10	13	26	2,936	2,656	5,275
Net income/(expense) from financial transactions	13	18	33	93	6	(4)	3,404	2,190	4,222
Other net operating income	(8)	12	11	(1)	(1)	(1)	436	152	510
Net banking income	**311**	**279**	**566**	**54**	**65**	**120**	**9,201**	**7,999**	**16,406**

(*) IFRS excl. IAS 32, 39 & IFRS 4

GLOBAL INVESTMENT
MANAGEMENT & SERVICES

Press Release

Paris, September 13, 2005

SOCIÉTÉ GÉNÉRALE APPOINTS MARC I. STERN CHAIRMAN OF GIMS NORTH AMERICA

Marc I. Stern has been appointed Chairman of Société Générale's Global Investment Management and Services (GIMS) North America unit, where he will lead the North American strategy for GIMS which combines SG Asset Management, SG Private Banking and SG Global Securities Services for Investors, Société Générale's custody, brokerage and transfer agent business. As part of his responsibilities, Marc I. Stern will also advise Société Générale on its other strategic initiatives within North America.

Since 1992, Marc I. Stern has served as President of The TCW Group, an asset management firm based in Los Angeles which today has more than $115 billion in assets under management. SG Asset Management acquired a majority interest in TCW in 2001. Marc I. Stern's appointment will take effect on October 1st as part of a previously announced management succession plan at TCW. In addition to serving as Chairman of GIMS North America, Marc I. Stern will be named Vice-Chairman of The TCW Group.

Philippe Collas, Chairman and CEO of GIMS, said, "Société Générale has benefited greatly over the past four years from Marc's insight and leadership at TCW. We are very pleased that Marc has taken on an expanded role within the group. We look forward to his leadership at GIMS North America."

# # #

Press contacts:

Joëlle ROSELLO
Tel : +33 (0)1 56 37 18 88
joelle.rosello@sggims.com

Jolyon BARTHORPE
Tel : +33 (0)1 56 37 88 17
jolyon.barthorpe@sggims.com

Société Générale Group

Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 92,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves about 18 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 1,275 billion, June 2005) and under management (EUR 353 billion, June 2005).
- Corporate & Investment Banking: SG CIB ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the four major socially-responsible investment indexes.
www.socgen.com

GIMS "Global Investment Management and Services" combines Asset Management (SG Asset Management, one of the world's leading asset managers with EUR 298 billion under management as at 30th June, 2005), Private Banking (SG Private Banking, with offices in 21 countries, manages EUR 55 billion in assets for around 75,000 clients as at 30th June, 2005), Securities Services (SG GSSI, currently ranks 4th among securities custodians in Europe, and 10th worldwide with EUR 1.275 billion in assets under custody) and Boursorama (European on-line broker) and has 7.800 employees.

GLOBAL SECURITIES
SERVICES FOR INVESTORS

Press release

Paris, 19th September 2005

SG GSSI appointed as strategic partner for Overture's Investment Platform

Société Générale Global Securities Services for Investors ("SG GSSI") today announced that **Overture Financial Services** LLC ("Overture Financial") has selected it as a strategic partner in the development of Overture Financial's global asset management platform, the first multi-currency global SMA[1] platform.

In this new deal, SG GSSI, Investment Banking Services teams will take on the securities back-office processing of Overture Financial's global, multi-currency asset management platform.

"We are extremely excited to have selected Société Générale as a strategic partner - specifically because of its innovative and service-oriented focus, and its reputation as a leading global custodian," said Mark DeSario, CEO of Overture Financial, the firm that specializes in the construction and management of investment platforms for financial intermediaries in conjunction with its wholly-owned registered investment advisor subsidiary, Overture Investments LLC ("Overture Investments"). Overture Investments provides investment advisory and investment management related services to Overture Financial and financial intermediaries.

Mark DeSario also added that another key element of this partnership was SG GSSI's unmatched reputation as a leader in providing global brokerage outsourcing solutions. Through this agreement, Overture Financial will allow investment managers direct market access, best execution support, straight through processing (STP), as well as real-time trading, allocation and acceptance. SG GSSI's flexible operating model will also enable Overture Financial's platform to provide multi-asset class and multi-currency support to their clients.

"We are delighted to be involved in bringing this first multi-currency, global SMA platform to the market, which we believe has tremendous potential for growth over the next three to five years. With the expertise that Overture Financial has assembled in the creation of their platform, we hope that this is only the beginning of a rewarding collaboration," said Mark Newby, Global Head of Sales, SG GSSI Investment Banking Services.

Other strategic partners in the development of the new platform are Thomson Financial, Vestmark and MM Squared.

Contacts

Press relations
GIMS
Joëlle ROSELLO
Tel 33 1 56 37 18 88
Joelle.rosello@sggims.com

Jolyon BARTHORPE
Tel 33 1 56 37 88 17
Jolyon.barthorpe@sggims.com

GSSI
Valérie SINIAMIN-FINN
Communications Department
Tel 33 1 56 37 37 40
Valerie.siniamin-finn@socgen.com

A French corporation (Société Anonyme)
with share capital of
EUR 550 781 598,75
552 120 222 R.C.S. Paris

[1] SMA : Separately Managed Accounts.

Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 92,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves about 18 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 1,275 billion, June 2005) and under management (EUR 353 billion, June 2005).
- Corporate & Investment Banking: SG CIB ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the four major socially-responsible investment indexes.
www.socgen.com

SG GSSI (Global Securities Services for Investors)

SG GSSI offers a full range of securities services in:

- Execution, clearing, delivery and settlement
- Securities back-office outsourcing services
- Custody, trustee, fund and portfolio administration
- Employee Share Plan Management

SG GSSI currently ranks 4th among securities custodians in Europe, and 10th worldwide with EUR 1,275 billion in assets held (June 2005). SG GSSI provides custody & trustee services to around 2,500 funds and its subsidiary Euro-VL provides valuations for 3,685 funds representing assets of EUR 274 billion (June 2005). SG GSSI ranks among the European leaders in stock option management, serving more than 470,000 beneficiaries.

SG GSSI employs 3,500 people and has a presence on more than 25 financial marketplaces in Europe, the United States and Asia.

SG GSSI is part of SG Global Investment Management and Services (GIMS), the third key business of the Société Générale Group, which also includes asset management (SG Asset Management), private banking (Société Générale Private Banking) and on-line brokerage (Boursorama).
www.sggssi.com

Overture Financial Services LLC

New York-based Overture Financial Services LLC ("Overture Financial") empowers financial institutions to provide their clients with cost-effective, conflict-free, performance-driven solutions on a global basis, utilizing some of the finest talent and expertise in the industry. Overture Financial and its wholly-owned registered investment advisor subsidiary, Overture Investments LLC, offer clients turnkey and state-of-the-art investment platforms that allow for risk-based portfolio construction using top-performing institutional money managers. The company also provides "unbundled" consulting and implementation services to investment and wealth managers, pension funds and institutional funds for the establishment of such platforms. For more information visit the Overture Financial Website at (www.overturefinancial.com).

SG

CORPORATE &
INVESTMENT BANKING

Press Release

Paris, New York, 14 October 2005

Société Générale to Pursue IPO of SG Cowen & Co.

SG Corporate & Investment Banking ("SG CIB"), a division of Société Générale, announced today its plans to pursue an initial public offering (IPO) of one of its U.S. broker-dealer subsidiaries, **SG Cowen & Co.**, LLC, a firm that provides investment banking services, including underwriting and other capital raising solutions, equity research, sales, trading and M&A, to emerging growth companies in sectors including healthcare, technology, media, telecommunications and consumer. Société Générale expects to file a registration statement with the U.S. Securities and Exchange Commission during the first quarter of next year and hopes to complete the IPO later in 2006, subject to market conditions and receipt of various regulatory approvals.

This decision is in line with the strategy of sustainable profitable growth consistently promulgated by SG CIB since 2003 with the consolidation of its position in its three core product areas: derivatives, structured finance and euro capital markets (debt and equity) as its key driver.

This approach, combining innovative and selective product development with careful management and optimization of its resources, has led the bank to be one of the world's most profitable corporate and investment banking businesses, whatever the market conditions (from an ROE in 2000 after tax of 27.4% to an ROE of 30.1% after tax in 2003 and 41.4% after tax in 2004).

In the U.S. SG CIB is a recognized leader in export, project and other structured finance areas, and ranks among the top derivatives banks in the nation (« Equity derivatives house of the year » for the Americas, *The Banker* 2005). The U.S. accounts for approximately 1/3 in the geographic split of SG CIB's client Net Banking Income.

SG CIB sees considerable opportunity in the U.S. for profitable growth in its leading equity derivatives, structured finance and debt capital markets operations and will continue to develop its activities with its core client base of multinational corporations, financial institutions and niche sector clients.

"This IPO will allow SG Cowen to pursue its own strategy as an independent publicly traded company and, as the business continues to thrive, to manage the growth of its specific activities through direct access to the capital markets," said SG CIB CEO Jean-Pierre Mustier. "For SG CIB, it will allow us to allocate even more resources toward the development of our global areas of focus."

Société Générale
Laura SCHALK
Tel + 33 1 42 14 52 86
Stéphanie CARSON-PARKER
Tel + 33 1 42 14 95 77
COMM/PRS
Tour Société Générale
92972 Paris - La Défense Cedex
France
Fax 33 1 42 14 28 98
Web : http://www.sgcib.com

Société Anonyme au capital
de 550 781 598,75 EUR

552 120 222 R.C.S. Paris

CORPORATE &
INVESTMENT BANKING

Press Release

"For the last seven years SG Cowen has reaped the benefit of being connected to one of the world's foremost financial institutions," said Kim Fennebresque, Chairman and CEO of SG Cowen & Co. "At this stage, however, we believe that SG Cowen can best prosper as a stand-alone independent enterprise. In the years ahead, as an independent entity, SG Cowen will be better suited to pursue a range of opportunities that are consistent with its strategy of becoming the pre-eminent growth investment bank in the United States."

This press release is not an offer to sell, or solicitation of offers to buy, any securities.

Caution Concerning Forward-Looking Statement
This document includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

Société Générale Group

Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 92,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves more than 18 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 1,275 billion, June 2005) and under management (EUR 353 billion, June 2005).
- Corporate & Investment Banking: SG CIB ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the four major socially-responsible investment indexes.
www.socgen.com

SG Corporate & Investment Banking

SG CIB is the Corporate and Investment Banking arm of the Société Générale Group. Present in over 45 countries across Europe, the Americas and Asia, SG CIB is a reference bank specialising in:

- **Euro capital markets.** A top ten player in debt and equity segments (bonds, securitisations, syndicated loans, equity-linked and equity issues).
- **Derivatives.** Among the world leaders in equity derivatives and in many interest rate, credit, foreign exchange and commodities derivatives.
- **Structured finance.** A worldwide leader in export, project and structured commodity finance.

Combining innovation and quality of execution, SG CIB provides corporates, financial institutions and investors with value-added integrated financial solutions.
www.sgcib.com

SG

CORPORATE &
INVESTMENT BANKING

Press Release

SG Cowen & Co., LLC

SG Cowen & Co., LLC is a full-service investment banking and securities brokerage firm with a global commitment to the health care, technology, media, telecommunications, consumer and related high-growth sectors. SG Cowen & Co. provides innovative financing solutions to clients and investors worldwide. It is a part of SG Corporate & Investment Banking, and a subsidiary of Societe Generale, a diversified, global financial services institution. SG Cowen & Co. is a registered broker-dealer and a member of SIPC.
www.sgcowen.com

Paris, Budapest, 17 October 2005 **PRESS RELEASE**

Société Générale acquires Oster Lizing in Hungary

Société Générale announces the acquisition of 100% of **Oster Lizing**, a consumer finance company in Hungary specialised in car financing.

The transaction is expected to close within the coming weeks and will be submitted to the approval of the Hungarian Financial Supervisory Authority (PSZÁF).

Headquartered in Budapest, Oster Lizing has progressively developed its consumer finance outstandings over the past year, reaching almost 40 million EUR. Employing over 30 staff, Oster Lizing serves 2 000 customers in Hungary.

This acquisition provides the Group with a car finance offer on the Hungarian market and enables it to quickly enlarge its activities with the aim of offering a full range of consumer credit to its customers.

This transaction completes the Group's Specialised Financial Services set-up in Hungary, adding a consumer finance activity to its current offer : Operational Car Leasing and Fleet Management (ALD Automotive) and Equipment and Vendor Finance (SG Equipment Finance).

This acquisition is in line with the development strategy of the Specialized Financial Services business of Société Générale, reinforcing the Group's presence in Central and Oriental Europe in the consumer finance arena : Czech Republic (ESSOX), Romania (BRD Finance), Russia (Rusfinance Bank), Poland (Eurobank) and lastly Hungary (Oster Lizing).

CONTACTS

SOCIETE GENERALE

Jérôme FOURRE
+33(0)1 42 14 25 00
Laura SCHALK
+33(0)1 42 14 52 86
Stéphanie CARSON-PARKER
+33(0)1 42 14 95 77
Hélène AGABRIEL
+33(0)1 41 45 97 13

COMM/PRS
Tour Société Générale
92972 Paris-La Défense cedex
France
Fax +33(0)1 42 14 28 98
www.socgen.com

SOCIETE GENERALE
Société Anonyme au capital
de EUR 550.781 598,75
552 120 222 RCS PARIS

Société Générale Group
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 92,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves about 18 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 1,275 billion, June 2005) and under management (EUR 353 billion, June 2005).
- Corporate & Investment Banking: SG CIB ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the four major socially-responsible investment indexes.
www.socgen.com

GENERALE

GROUP

RETAIL BANKING & FINANCIAL SERVICES – GLOBAL INVESTMENT MANAGEMENT & SERVICES – CORPORATE & INVESTMENT BANKING

Paris, 25 October 2005

PRESS RELEASE

Société Générale acquires 64.44% of Montenegro's Podgoricka Banka

Société Générale has announced the acquisition of 64.44% of the capital of Podgoricka Banka, which is being sold by the Republic of Montenegro. The deal, which was signed on 25 October 2005, is subject to approval by the Central Bank of Montenegro.

In addition, Société Générale has committed to acquire the 10% stake held by the International Finance Corporation (IFC), and to offer to buy out the bank's remaining shareholders.

Podgoricka Banka is Montenegro's third largest bank in terms of assets, with a market share of 13.3%. It currently employs 280 people and has a retail network of around 20 branches.

Société Générale aims to quickly give Podgoricka Banka the benefit of its regional expertise, providing Podgoricka Banka with the necessary resources to become the benchmark banking establishment in Montenegro.

This acquisition is a further continuation of Société Générale's development strategy for the promising markets of Central and Eastern Europe, where the Group currently occupies a leading position thanks to the performance of its entities in the Czech Republic, Slovakia, Romania, Bulgaria, Slovenia and Serbia.

CONTACTS

SOCIETE GENERALE

Jérôme FOURRE
+33(0)1 42 14 25 00
Hélène AGABRIEL
+33(0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33(0)1 42 14 95 77
Laura SCHALK
+33(0)1 42 14 52 86

COMM/PRS
Tour Société Générale
92972 Paris-La Défense cedex
France
Fax +33(0)1 42 14 28 98
www.socgen.com

SOCIETE GENERALE
Société Anonyme au capital
de 550 781 598,75 EUR
552 120 222 RCS PARIS

Société Générale Group
Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 92,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves about 18 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 1,275 billion, June 2005) and under management (EUR 353 billion, June 2005).
- Corporate & Investment Banking: SG CIB ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the four major socially-responsible investment indexes.
www.socgen.com

Luxemburg, 3 November 2005 **PRESS RELEASE**

S&P assigns Société Générale Bank & Trust (SGBT) the same rating as Société Générale Group 'AA- / A-1+/ outlook positive'

Standard and Poor's assigned its AA- long-term and A-1+ short-term ratings (outlook positive) to Société Générale Bank & Trust (SGBT), Luxemburg-based and wholly-owned subsidiary of Société Générale Group.

For the rating agency, this decision reflects:

- SGBT's strong integration into its parent group Société Générale. Each of its core businesses - private banking, corporate banking and investor services - are closely aligned with its parent organization;
- its low risk profile;
- its financial solidity.

Furthermore, the rating agency also highlighted:

- SGBT's significant contribution to the Group, particularly in private banking;
- the flexibility linked to its medium size and cross-business line synergies;
- its good profitability and low risk profile;
- its satisfactory capital level.

Albert Le Dirac'h, Chief Executive Officer SGBT, said: "The rating for SGBT reflects the strong synergies developed with Société Générale Group. It demonstrates our aim to provide clients quality services and to fully contribute to the Group's development. The rating is a strong sign to SGBT's private, corporate and institutional clients. This is the result of a collective effort which affords the bank a strong edge in the ongoing development of its activities".

CONTACTS

SOCIETE GENERALE - GIMS
Joëlle ROSELLO
+33(0)1 56 37 18 88

SOCIETE GENERALE BANK & TRUST
Patricia MARI
+352 47 93 11 5076

11, avenue Emile Reuter
L-2420 Luxembourg
Tél +352 47 93 11-1
Fax +352 22 88 59
sgbt.lu@socgen.com
www.sgbt.lu

SOCIÉTÉ GÉNÉRALE BANK & TRUST
Société Anonyme au capital de 1 179 042 732 EUR
RC Luxembourg B 6061

Société Générale Group

Société Générale is one of the largest financial services groups in the eurozone.
The Group employs 92,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves about 18 million individual customers worldwide.
- Global Investment management & Services: Société Générale is one of the largest banks in the eurozone in terms of assets under custody (EUR 1,275 billion a tend June 2005) and under management (EUR 353 billion at end June 2005).
- Corporate é Investment Banking: SG CIB ranks amongst the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the four major socially responsible investment indexes.
www.socgen.com

Société Générale Bank & Trust - Group

A 100% subsidiary of Société Générale Group, SGBT is a multi-specialist Luxemburg bank:

- Private Banking
- Corporate Banking
- Investor Services

A member of the SG Private Banking network, SGBT is also present in Switzerland and Monaco through subsidiaries dedicated to private banking. Its area of operation will soon increase to include Singapore, Athens and Hong Kong in the form of branches. SGBT has over 1000 employees. www.sgbt.lu

SG

GLOBAL SECURITIES SERVICES FOR INVESTORS

RECEIVED
2005 DEC -2 P 3:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press release

Paris, 14 November, 2005

SG GSSI appoints Walter Koller Head of Investment Banking Services in the United States

SG Global Securities Services for Investors (SG GSSI), the Securities Services business of Societe Generale, announces the appointment of **Walter Koller** as Head of SG GSSI's Investment Banking Services in the United States. Mr. Koller will be responsible for developing the Securities Back Office outsourcing business targeting Banks and Brokers Dealers in the United States.

"This appointment reflects the growth of our back-office outsourcing services since we first launched it as a standalone package for the investment banks and brokers' community a year ago," said Alain Closier, Global Head of SG GSSI.

Philippe Robeyns, Global Head of the Investment Banking Services division of SG GSSI, said "I am delighted to welcome Walter into our team. His wide experience in this industry, and his knowledge of the US market, will enable us to respond to the increasing interest in our services that we are seeing from a wide range of organisations both in Europe and in the United States."

Walter Koller, is a graduate of Temple University, Philadelphia PA. He began his career in 1986 and spent the last 17 years as an associate with Fiserv Securities Inc and its predecessor BHC Securities in Philadelphia.
Walter served as Chief Executive Officer starting in 2003 and formerly served as COO and CIO."

Contacts

Press relations
GIMS
Joëlle ROSELLO
Tel 33 1 56 37 18 88
Joelle.rosello@sggims.com

Jolyon BARTHORPE
Tel 33 1 56 37 88 17
Jolyon.barthorpe@sggims.com

GSSI
Valérie SINIAMIN-FINN
Communications Department
Tel 33 1 56 37 37 40
Valerie.siniamin-finn@socgen.com

PR Agency:
Shirley HATHERTON
Lansons Communications
Tel: 44 207 294 3615
shirleyh@lansons.com

Société Générale Group

Société Générale is one of the largest financial services groups in the euro-zone. The Group employs 92,000 people worldwide in three key businesses:

- Retail Banking & Financial Services: Société Générale serves about 18 million individual customers worldwide.
- Global Investment Management & Services: Société Générale is one of the largest banks in the euro-zone in terms of assets under custody (EUR 1,275 billion, June 2005) and under management (EUR 353 billion, June 2005).
- Corporate & Investment Banking: SG CIB ranks among the leading banks worldwide in euro capital markets, derivatives and structured finance.

Société Générale is included in the four major socially-responsible investment indexes.
www.socgen.com

SG GSSI (Global Securities Services for Investors)

SG GSSI offers a full range of securities services in:

- Execution, clearing, delivery and settlement
- Securities back-office outsourcing services
- Custody, trustee, fund and portfolio administration
- Employee Share Plan Management

SG GSSI currently ranks 4th among securities custodians in Europe, and 10th worldwide with more than USD 1,275 billion in assets held (June 2005). SG GSSI provides custody & trustee

services to around 2,500 funds and its subsidiary Euro-VL provides valuations for 3,685 funds representing assets of USD 274 billion (June 2005). Fimat, another GSSI subsidiary, acts as broker for 5% of the clearing of international listed derivatives transactions on the major markets for which Fimat is a member. SG GSSI ranks among the European leaders in stock option management, serving more than 470,000 beneficiaries.

SG GSSI employs 3,500 people and has a presence on more than 30 financial markets in Europe, the United States and Asia.

SG GSSI is part of SG Global Investment Management and Services (GIMS), the third key business of the Société Générale Group, which also includes asset management (SG Asset Management), private banking (Société Générale Private Banking) and on-line brokerage (Boursorama).
www.sggssi.com

Paris, November 17th 2005

PRESS RELEASE

CONTACTS

SOCIETE GENERALE

Jérôme FOURRE
+33(0)1 42 14 25 00
Hélène AGABRIEL
+33(0)1 41 45 97 13
Stéphanie CARSON-PARKER
+33(0)1 42 14 95 77
Laura SCHALK
+33(0)1 42 14 52 86

COMM/PRS
Tour Société Générale
92972 Paris-La Défense cedex
France
Fax +33(0)1 42 14 28 98
www.socgen.com

SOCIETE GENERALE
A French corporation with
share capital of
EUR 550,781,598.75
552 120 222 RCS PARIS

THIRD QUARTER RESULTS[1]

- **Strong organic growth in revenues: +17.6%* vs. Q3 04**
- **Exceptionally low cost/income ratio: 61.9% vs. 67.4% in Q3 04**
- **Cost of risk remains low: 18 bp**
- **Group net income: EUR 1,132m (+40.4% vs. Q3 04)**
- **Group ROE after tax: 25.2%**

9-MONTH 2005 RESULTS

- **Sustained growth in gross operating income: +29.1%* vs. 9M 04**
- **Group ROE after tax: 25.7%**
- **Group net income: EUR 3,315m (+33.4% vs. 9M 04)**
- **Earnings per share: EUR 8.12 (+45% vs. 9M 04**)**
- **Tier One ratio at 30/09/05: 7.8%**

1 Under IFRS (including IAS 32&39 and IFRS 4 for Q3 05 and 9M 05 data), using standards and interpretations available at 01/01/2005 as adopted by the European Union.

* When adjusted for changes in Group structure and at constant exchange rates.

** 9M 04 EPS calculated under French standards.

GENERALE

GROUP

RETAIL BANKING & FINANCIAL SERVICES - GLOBAL INVESTMENT MANAGEMENT & SERVICES - CORPORATE & INVESTMENT BANKING

At its meeting of November 16th 2005, the Board of Directors of Société Générale approved the results for the third quarter of 2005 under IFRS standards[1]. The Group maintained its first-half trend of profitable growth over the period, driven by improvements in all business lines and an exceptional performance from Corporate and Investment Banking.

1. GROUP CONSOLIDATED RESULTS

In EUR million	Q3 05	Q3 04	Chg Q3/Q3	9M 05	9M 04	Chg 9M/9M
Net banking income	**4,876**	**4,078**	**+19.6%**	**14,080**	**12,077**	**+16.6%**
On a like-for-like basis*			***+17.6%***			***+15.4%***
Operating expenses	**-3,016**	**-2,747**	**+9.8%**	**-8,898**	**-8,119**	**+9.6%**
On a like-for-like basis*			***+8.5%***			***+8.6%***
Gross operating income	**1,860**	**1,331**	**+39.7%**	**5,182**	**3,958**	**+30.9%**
On a like-for-like basis*			***+36.1%***			***+29.1%***
Operating income	**1,740**	**1,217**	**+43.0%**	**4,874**	**3,518**	**+38.5%**
On a like-for-like basis*			***+39.8%***			***+38.3%***
Net income	**1,132**	**806**	**+40.4%**	**3,315**	**2,484**	**+33.4%**

	Q3 05	Q3 04	9M 05	9M 04
Group ROE after tax	**25.2%**	**19.5%**	**25.7%**	**20.5%**
Business line ROE after tax	**30.9%**	**27.2%**	**30.1%**	**26.7%**

Q3 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q3 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

9M 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
9M 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

The third quarter of 2005 was marked by a favourable economic and financial environment: the United States once again saw sustained levels of economic activity; the dollar was relatively stable but oil prices reached record highs; interest rates remained low; equity markets proved bullish while European corporations showed a renewed appetite for financial transactions, notably in the equity capital markets.

Against this backdrop, the Group delivered an excellent performance, with gross operating income rising 36.1%* on Q3 04 to EUR 1,860 million for the quarter, and net income up 40.4% to EUR 1,132 million

As anticipated by the Group, IAS 32&39, in the form adopted by the European Union, had a limited impact both in the third quarter and the first nine months of the year.

1 The Group's financial statements, presented under IFRS excluding IAS 32 & 39 and IFRS 4 for 2004, and including IAS 32&39 and IFRS 4 for 9M 05 and Q3 05 (on the basis of available standards and interpretations at 01/01/2005 as adopted by the European Union, and with the early application of the amendment to the fair value option to be adopted by 31/12/05), have been reviewed by the Statutory Auditors. The Group also provides an assessment in this presentation of the 9M 05 and Q3 05 impact of IAS 32 & 39 and IFRS 4, which has not been reviewed by the Statutory Auditors.

* When adjusted for changes in Group structure and at constant exchange rates.

Net banking income

Net banking income for the quarter rose 17.6%* on Q3 04 (+19.6% in absolute terms) to a total of EUR 4,876 million, fuelled by sustained growth across the board. The Group's growth drivers (Retail Banking outside France, Financial Services and Global Investment Management and Services) all saw a considerable rise in revenues. The French Networks put in a strong performance while the Corporate and Investment Banking division posted an exceptional quarter in a favourable environment.

Net banking income for the first nine months increased by a substantial 15.4%* on the previous year, coming out at EUR 14,080 million (+16.6% in absolute terms).

The implementation of IAS 32&39 only had a limited effect in the third quarter (boosting net banking income by 3.6% or some EUR 175 million). The impact, which was mainly restricted to the Corporate Centre this quarter, included revenues of EUR 125 million from the equity portfolio, booked to NBI under IFRS. The effect over nine months was equally limited (an additional 1.6% or EUR 218 million of NBI).

Operating expenses

Operating expenses grew at a much slower pace than revenues, rising 8.5%* on Q3 04. This evolution reflects a combination of investment in organic growth, tight cost control and a rise in performance-linked pay due to strong business performances.

The Group made further gains in operating efficiency, reducing its C/I ratio to an exceptional low of 61.9% over the quarter, compared with 67.4% in Q3 04.

For the first nine months, the C/I ratio was low, coming out at 63.2% as opposed to 67.2% for 9M 04.

Operating income

Gross operating income rose by a substantial 36.1%* in relation to Q3 04, reaching a total of EUR 1,860 million for the quarter. The figure for the first nine months was 29.1%* higher than for 9M 04.

The Group's cost of risk remained extremely low for the eighth consecutive quarter (18 bp for Q3 05). In the French Networks, it came out at 24 bp of risk-weighted assets, confirming the structural improvement in the division's risk profile. For the sixth quarter in a row, Corporate and Investment Banking made a net write-back from provisions, this time in the amount of EUR 32 million, as few new loans required provisioning and the Group was able to reverse specific provisions following the sale or repayment of certain loans.

IAS 32&39 only had a limited inflationary impact on the Group's risk provisioning: excluding the discounting of provisions, the Group's net allocation would have been some EUR 7 million lower in Q3 05, and EUR 31 million lower for 9M 05.

The Group's operating income for the quarter increased by a sharp 39.8%* on Q3 04 (+43.0% in absolute terms) to a total of EUR 1,740 million.

Operating income for the first nine months was up 38.3%* (+38.5% in absolute terms) to EUR 4,874 million.

Net income

Net income after tax (the Group's effective tax rate was 27.9%) and minority interests grew by a substantial 40.4% on Q3 04, amounting to EUR 1,132 million. Group ROE after tax also rose sharply to 25.2% for the period, compared with 19.5% in Q3 04.

Net income for the first nine months increased by 33.4% on 9M 04. ROE after tax came out at a high level of 25.7% for the period, compared with 20.5% last year.

2. CAPITAL BASE

At September 30th 2005, Group shareholders' equity amounted to EUR 22.4 billion[1] and book value per share to EUR 52.8, including EUR 4 per share of unrealised capital gains. Risk-weighted assets were pushed up by 12.1%* year-on-year (+14.3% in absolute terms), reflecting strong organic growth, notably in Corporate and Investment Banking. Nonetheless, this was still lower than the pace of revenue growth. At September 30th 2005, the Group's Tier one ratio stood at 7.8%.

The Group follows a share buyback policy designed to neutralise the dilutive impact of the annual capital increase reserved for employees and the attribution of stock options. Under this policy, the Group bought back 2.4 million shares in the third quarter, taking its total purchase for the first nine months of the year to 6.4 million. At September 30th 2005, Société Générale held 32.4 million of its own shares, excluding those held for trading purposes (i.e. 7.4% of its capital).

The Group is rated Aa2 by Moody's and AA- by S&P and Fitch. On October 24th 2005, S&P upgraded the outlook for the Group's rating from stable to positive. Société Générale is one of the best-rated banking groups.

---

1 This figure includes (i) EUR 1 billion from the issue of deeply subordinated notes in January 2005, and (ii) EUR 1.6 billion of unrealised capital gains.

3. RETAIL BANKING AND FINANCIAL SERVICES

French Networks

In EUR million	Q3 05	Q3 04	Chg Q3/Q3	9M 05	9M 04	Chg 9M/9M
Net banking income	**1,532**	**1,452**	**+5.5%**	**4,538**	**4,354**	**+4.2%**
Operating expenses	**-1,035**	**-1,001**	**+3.4%**	**-3,155**	**-3,032**	**+4.1%**
Gross operating income	**497**	**451**	**+10.2%**	**1,383**	**1,322**	**+4.6%**
Net allocation to provisions	**-64**	**-69**	**-7.2%**	**-199**	**-216**	**-7.9%**
Operating income	**433**	**382**	**+13.4%**	**1,184**	**1,106**	**+7.1%**
Net income	**271**	**240**	**+12.9%**	**737**	**683**	**+7.9%**

	Q3 05	Q3 04	9M 05	9M 04
ROE after tax	**21.1%**	**20.0%**	**19.6%**	**19.3%**

Q3 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q3 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

9M 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
9M 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

The Société Générale and Crédit du Nord networks saw healthy business levels in the third quarter, in all segments of the retail banking market. Revenue growth came out ahead of expectations, at +7.6% compared to Q3 04, excluding the impact of IAS 32&39.

The division stepped up the expansion of its individual customer base, adding a further 164,000 personal current accounts to its total stock over a twelve month period (+2.9%). As in previous years, growth was fuelled by three main factors: the recognised appeal of the Credit du Nord and Société Générale brands, the success of marketing campaigns aimed at the youth market, particularly students, and sustained housing loan issuance which reached a high of EUR 4.8 billion (up 27.3% on Q3 04) with no deterioration in interest margins. Savings inflows into life insurance products rose 20.4%, with unit-linked policies attracting 34% of these new investments.

The business customer segment proved equally dynamic, and the division was able to establish a substantial number of new relationships with high quality businesses. Outstanding investment loans continued to rise at a sustained pace (+7.9% vs. Q3 04). However outstanding operating loans remained stable, as many counterparties are enjoying higher cash levels, reducing their need for credit.

These strong performances were underpinned by continued recruitments and commercial investments: the two networks together hired 640 new staff over the quarter and 1,510 over the first nine months of the year; similarly, the total number of network branches was increased by 11 and 50 respectively in Q3 05 and 9M 05.

From a financial perspective, the two networks posted sharp rises in consolidated net banking income[1] (+5.5% on Q3 04), generating a combined total of EUR 1,532 million over the third quarter. For the first nine months, revenue growth amounted to +4.2%. However, to truly appreciate the

1 The revenue of the Société Générale Network does not include that of the Private Banking business in France, which is booked under the Global Investment Management & Services division.

performance of the division, these figures need to be adjusted for the impact of IAS 32&39 as the standards make interest income artificially volatile. In Q1 05 the Group wrote back EUR 23 million from its provisions for PEL/CEL housing savings accounts, but was obliged to make an allocation of EUR 50 million in Q2 05 to cover its future commitments, followed by an additional EUR 34 million in Q3 05 due to the fall in long term rates over the quarter. The other effects of IAS 32&39 were not significant over the third quarter and first nine months of the year.

Neutralising the effects of IAS 32&39, NBI growth comes out even higher for the third quarter (+7.6% compared with Q3 04) and first nine months of the year (+5.6% compared with 9M 04).

Excluding the impact of IAS 32&39, net interest income rose +3.8% on Q3 04 (+0.4% including IAS 32&39). Although the historically low level of market rates is reducing margins on sight deposits, this was more than offset in the third quarter by the impressive rise in outstanding deposits (+8.0%) and loans (+9.2%).

Fee and commission income rose 13.0% on Q3 04. This performance was mainly attributable to sharp growth in financial commissions (+29.4%) as the stock market entered a more favourable cycle, boosting subscriptions to equity instruments. Growth in service commissions was slower (+8.1%). The positive effects of strong business volumes were counter-balanced by a very modest price effect, as both networks kept a close eye on their price competitiveness.

Operating expenses edged up by a moderate +3.4% over the quarter in relation to Q3 04. This evolution integrates the provision for early retirements (which will be booked for the last time in Q4 05) and an increase in the cost of share-based payments (IFRS 2) compared to Q3 04. Excluding IFRS 2, the rise in operating expenses would have been 3.1%. For the first nine months the increase came to +4.1%.

The division's C/I ratio came out at 67.6% for the third quarter. Without the impact of IAS 32&39, it would have been 66.3% (compared with 68.9% a year earlier). The C/I ratio for the first nine months was 69.5%, and would have been 68.6% excluding the effect of IAS 32&39 (69.6% one year earlier).

The net cost of risk continued to decline, falling from 31 bp of risk-weighted assets in Q3 04 to 24 bp in Q3 05. This evolution is attributable to the quality of the customer base, but also to the significant rise in the proportion of housing loans which carry a low cost of risk. On the other hand, the discounting of provisions under IAS 32&39 only had a limited effect on the overall cost of risk.

Net income amounted to EUR 271 million for the third quarter, up 12.9% on Q3 04. ROE after tax was 21.1% for the period (23.6% excluding the effect of IAS 32&39).

For the first nine months, net income totalled EUR 737 million, up 7.9% on 9M 04. ROE after tax was 19.6% (21.3% excluding the effect of IAS 32&39).

Retail Banking outside France

In EUR million	Q3 05	Q3 04	Chg Q3/Q3	9M 05	9M 04	Chg 9M/9M
Net banking income	576	510	+12.9%	1,689	1,438	+17.5%
On a like-for-like basis			*+8.2%*			*+12.0%*
Operating expenses	-349	-312	+11.9%	-1,017	-882	+15.3%
On a like-for-like basis			*+9.5%*			*+10.0%*
Gross operating income	227	198	+14.6%	672	556	+20.9%
On a like-for-like basis			*+6.2%*			*+14.9%*
Net allocation to provisions	-29	-36	-19.4%	-84	-121	-30.6%
Operating income	198	162	+22.2%	588	435	+35.2%
On a like-for-like basis			*+11.5%*			*+34.6%*
Net income	95	72	+31.9%	285	189	+50.8%

	Q3 05	Q3 04	9M 05	9M 04
ROE after tax	39.3%	34.4%	41.3%	31.7%

Q3 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q3 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

9M 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
9M 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

Retail Banking outside France is one of the Group's main growth drivers and is based on a business model combining acquisitions in targeted regions and a fast pace of organic growth underpinned by continued investment.

The division maintained the trend established these past quarters, posting strong financial and commercial results. The global platform was extended with:

- the acquisition of DeltaCredit Bank, a mortgage loan specialist that will strengthen the Group's platform in Russia,
- and the purchase of a 91% stake in MIBank in Egypt, adding a further 30 branches (mainly in the Greater Cairo and Delta Nile areas) to NSGB's existing 47, and taking the Group's market share in the country to over 5%. Results for MIBank will be consolidated at the end of the financial year.

The division is continuing its organic growth, opening a net total of 161 new outlets these past twelve months, primarily in Romania, Serbia, Bulgaria and Egypt. At the same time, the overall headcount has risen steadily (recruitment of 1,200 staff over twelve months), with the majority of the new hires in sales. On a same scope basis, the Group has added a further 611,000 individual customers over the last 12 months (representing an annual growth rate of over 12%), with European countries, in particular Romania, Serbia and the Czech Republic, accounting for 324,000 of this total.

The high quality of service offered by the Group's international retail banking operations compares favourably with local market standards. Komercni Banka, for example, was named Bank of the Year in the Czech Republic for the second year running[1].

Outstanding deposits and loans are continuing to rise. In the third quarter, the annualised rate of growth in individual customer loans and deposits exceeded 30%* and 11%* respectively. In the business customer segment, growth rates for outstanding loans and deposits were 13%* and 23%*.

1 MasterCard Bank of the Year awards.

The division's contribution to Group results is rising steadily: revenues were up 8.2%* in the third quarter compared with Q3 04 (+12.9% in absolute terms) and 12.0%* for the first nine months (+17.5% in absolute terms). IAS 32&39 had no significant impact on quarterly and 9M results.

Operating expenses increased by 9.5%*, reflecting continued investments in growth and productivity. The increase for the first nine months of the year was +10.0%*.

Gross operating income thus rose 6.2%* on Q3 04 while the third quarter C/I ratio improved to 60.6%.

Gross operating income for the first nine months climbed 14.9%* on 9M 04 and the C/I ratio declined to 60.2%.

The division allocated EUR 29 million to its risk provisions over the quarter, representing 39 basis points of risk-weighted assets and down substantially on Q3 04, which was already a low comparative base. The discounting of provisions under IAS 32&39 had a limited impact on the overall level of risk provisioning.

Third quarter operating income was up 11.5%* on Q3 04, while the figure for the first nine months rose 34.6%*.

Net income climbed 31.9% in the third quarter compared with Q3 04. The first nine months of the year saw a 50.8% rise compared with 9M 04.

ROE after tax came out at a high of 39.3% for the quarter, compared with 34.4% in Q3 04. The figure for the first nine months was 41.3%.

Financial Services

In EUR million	Q3 05	Q3 04	Chg Q3/Q3	9M 05	9M 04	Chg 9M/9M
Net banking income	**525**	**450**	**+16.7%**	**1,530**	**1,319**	**+16.0%**
On a like-for-like basis			***+6.9%***			***+6.5%***
Operating expenses	**-287**	**-268**	**+7.1%**	**-854**	**-781**	**+9.3%**
On a like-for-like basis			***-1.2%***			***+0.8%***
Gross operating income	**238**	**182**	**+30.8%**	**676**	**538**	**+25.7%**
On a like-for-like basis			***+18.4%***			***+14.7%***
Net allocation to provisions	**-57**	**-32**	**+78.1%**	**-144**	**-106**	**+35.8%**
Operating income	**181**	**150**	**+20.7%**	**532**	**432**	**+23.1%**
On a like-for-like basis			***+13.4%***			***+16.0%***
Net income	**115**	**94**	**+22.3%**	**337**	**271**	**+24.4%**

	Q3 05	Q3 04	9M 05	9M 04
ROE after tax	**16.1%**	**15.5%**	**16.3%**	**15.0%**

Q3 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q3 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

9M 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
9M 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

The Financial Services division comprises two main businesses: Specialised Financing and Life Insurance.

Along with Retail Banking outside France, **Specialised Financing** is one of the Group's main growth axes. It comprises four business lines: consumer credit for the individual customer segment and, in the business customer segment, vendor and equipment finance, operational vehicle leasing and fleet management and IT asset leasing and management.

The consumer credit business put in a dynamic performance in the third quarter, with margins on new loans holding up well. Average outstanding loans increased by 17.6% on Q3 04 at constant structure. Italy performed particularly well, while growth at the two French subsidiaries, Franfinance and CGI, was ahead of the estimated trend for the market, at +10.6%. Disponis, the Group's direct loan service in France (via telephone and Internet), got off to a particularly promising start.

The division continued its expansion strategy in Europe, with the consolidation of Eurobank, a significant player in Poland in the consumer credit business, and the outstanding loans acquired from Finagen, part of the Italian group Generali, which reinforce Fiditalia's position in the country. The Group also announced the acquisition of Oster Lizing, a Hungarian consumer credit company specialising in car financing, which will reinforce its Central European platform.

SG Equipement Finance, the European leader in vendor and equipment finance, saw a 10.2% rise in new lending, at constant structure. Activity at the subsidiary was underpinned by the transport and industrial equipment sectors, and by a recovery in demand in France and Germany. Overall margins on new lending were stable.

In operational vehicle leasing and fleet management, ALD Automotive continued to expand its fleet under management at a healthy pace (+10.8% over 12 months like-for-like), reaching a total of 555,000 at the end of September. The best performances were in Spain, Portugal and Italy. ALD

Automotive ranks second in Europe in terms of outstanding financing. The company also continued to expand its network this quarter, launching operations in Lithuania and Brazil.

The business environment for IT asset leasing and management remained mediocre. At ECS, the European leader in the segment, new lending held stable over the quarter. The company continued its expansion, opening operations in Switzerland and acquiring the French company Telci to complete its offering in PC maintenance.

Overall revenues in **Specialised Financing** rose 11.0%* on Q3 04 (+22.7% in absolute terms). IAS 32&39 had a limited effect on revenues. Excluding the impact of IAS 32&39 (EUR +4 million), and adjusting figures for changes in Group structure, the rise in the net allocation to provisions is mainly linked to growth in outstanding loans. ROE after tax came out at 17.7%, compared with 17.2% in Q3 04. ROE after tax for the first nine months was 18.3%.

In **Life Insurance**, Sogécap was helped in particular by strong levels of asset gathering across the Société Générale network (+23.4% versus Q3 04) and the high proportion of investments in unit-linked policies. Operating NBI thus rose between Q3 04 and Q3 05.

Overall, **the Financial Services division** saw operating income climb 13.4%* in the third quarter. ROE after tax came out at 16.1%, up on Q3 04 (15.5%).

Operating income for the first nine months increased 16.0%*, while the ROE after tax for the period came to 16.3%.

4. GLOBAL INVESTMENT MANAGEMENT AND SERVICES

In EUR million	Q3 05	Q3 04	Chg Q3/Q3	9M 05	9M 04	Chg 9M/9M
Net banking income	640	541	+18.3%	1,850	1,637	+13.0%
On a like-for-like basis			*+17.4%*			*+13.7%*
Operating expenses	-455	-397	+14.6%	-1,305	-1,192	+9.5%
On a like-for-like basis			*+13.6%*			*+10.2%*
Operating income	184	138	+33.3%	543	434	+25.1%
On a like-for-like basis			*+32.6%*			*+25.8%*
Net income	126	81	+55.6%	370	272	+36.0%
o.w. Asset Management	72	50	*+44.0%*	209	149	*+40.3%*
Private Banking	34	19	*+78.9%*	96	71	*+35.2%*
GSSI & Boursorama	20	12	*+66.7%*	65	52	*+25.0%*

In EUR billion	Q3 05	Q3 04	9M 05	9M 04
Net inflows over the period	7.5	7.1	26.7	21.1
AuM at end of period	370	313	370	313

Q3 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q3 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

9M 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
9M 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

Global Investment Management and Services comprises asset management (SG AM), private banking (SG Private Banking), the Group's global securities services for investors (SG GSSI) and its online brokerage arm (Boursorama).

Net inflows amounted to EUR 7.5 billion for the third quarter, confirming the division's strong business momentum. Total net inflows since the beginning of the year have reached EUR 26.7 billion and at September 30th 2005 assets under management exceeded EUR 370 billion[1].

In Global Securities Services for Investors, assets under custody rose 19% year-on-year, totalling EUR 1,317 billion at September 30th 2005.

The division put in a strong financial performance: operating income grew by 32.6%* compared with Q3 04 (+33.3% in absolute terms), while the C/I ratio fell sharply to 71.1% (as against 73.4% in Q3 04). Net income amounted to EUR 126 million, up 55.6%.

Net income for the first nine months came out 36.0% ahead of the figure for 9M 04.

IAS 32&39 had a very limited impact on the division's NBI.

[1] This figure does not include some EUR 85bn of assets held by customers of the French Networks (investable assets exceeding EUR 150,000) or assets managed by Lyxor AM, whose results are consolidated in the Equity & Advisory business line (EUR 52bn at September 30th 2005).

Asset Management

Net inflows amounted to EUR 5.8 billion for the third quarter, and were driven in particular by good performances from SG AM in Continental Europe and from the Group's partnership's in Asia (mainly India and Korea). Net inflows for the first nine months came to EUR 21.4 billion (on an annualised basis this is equivalent to 11% of assets under management). This performance is mainly the result of a strong sales focus on innovative structured products such as CDOs, which account for 42% of net inflows since the start of the year. At the end of September 2005, SG AM managed a total of EUR 312.8 billion of assets, up from EUR 264.4 billion one year earlier. This reasserts the Group's position as the fourth largest bank-owned asset manager in the eurozone.

Net banking income rose 13.0%* on Q3 04, reaching a total of EUR 286 million in the third quarter. Alternative investment activities made a high contribution while TCW maintained its dynamic performance.

The increase in operating expenses (+13.4%* compared to a low base in Q3 04) notably reflects the increase in the cost of share-based payments under IFRS2 and ongoing investments to secure future growth.

As a result, gross operating income for the quarter rose 12.5%* on Q3 04 and operating income by 18.7%*.

Operating income for the first nine months was up 24.6%* on 9M 04.

Private Banking

All platforms put in another dynamic business performance, with net inflows totalling EUR 1.7 billion for the quarter; for the first nine months of the year, net inflows totalled EUR 5.3 billion – representing 15% of assets under management on an annualised basis. Total assets under management amounted to EUR 57.5 billion at the end of September 2005, compared with EUR 48.7 billion a year earlier.

Net banking income rose sharply on Q3 04 (+23.9%*), as gross margins remained high, ahead of their Q3 04 level.

The growth in operating expenses (+16.3%* on Q3 04) can be attributed to ongoing investment and the rise in performance-linked pay resulting from increased business volumes.

Operating income rose sharply, by +51.9%* on Q3 04.

For the first nine months, operating income was up 27.4%* on the same period in 2004.

SG GSSI and Boursorama

The market environment remained generally favourable over the quarter, providing a boost for sales volumes. The **Brokerage subdivision** confirmed its excellent positioning, strengthening its share of the global market for the clearing and execution of listed derivatives. The **Global Custodian subdivision** launched its back-office insourcing service in London, and was singled out yet again by *Global Custodian* magazine for the quality of its global custody services for investors.

Boursorama saw a sharp jump in the number of orders executed (+47% vs. Q3 04 when adjusted for changes in Group structure). It also continued its acquisition strategy, finalising the purchase of Squaregain (formerly Comdirect UK) at the end of August 2005, to become the number 2 online broker in the United Kingdom.

SG GSSI and Boursorama's net banking income for the quarter came out 19.6%* ahead of Q3 04.

Operating expenses moved up 12.5%* on Q3 04, due primarily to continued investments in both the Brokerage and Global Custodian subdivisions.

Operating income for the quarter came out an impressive 70.0%* ahead of Q3 04.

Operating income for the first nine months was up 27.8%* on 9M 04.

5. CORPORATE AND INVESTMENT BANKING

In EUR million	Q3 05	Q3 04	Chg Q3/Q3	9M 05	9M 04	Chg 9M/9M
Net banking income	**1,496**	**1,208**	**+23.8%**	**4,279**	**3,496**	**+22.4%**
On a like-for-like basis			***+23.5%***			***+23.4%***
Operating expenses	**-853**	**-768**	**+11.1%**	**-2,480**	**-2,168**	**+14.4%**
On a like-for-like basis			***+10.8%***			***+15.3%***
Gross operating income	**643**	**440**	**+46.1%**	**1,799**	**1,328**	**+35.5%**
On a like-for-like basis			***+45.8%***			***+36.6%***
Net allocation to provisions	**32**	**36**	**-11.1%**	**101**	**22**	**NM**
Operating income	**675**	**476**	**+41.8%**	**1,900**	**1,350**	**+40.7%**
On a like-for-like basis			***+41.5%***			***+41.9%***
Net income	**498**	**368**	**+35.3%**	**1,342**	**1,038**	**+29.3%**

	Q3 05	Q3 04	9M 05	9M 04
ROE after tax	**45.7%**	**40.7%**	**44.6%**	**38.9%**

Q3 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q3 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

9M 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
9M 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

The **Corporate and Investment Banking division** posted exceptional revenues this quarter, as equity and financing markets proved generally positive. Net banking income rose on the back of excellent trading revenues and strong performances in client-driven activities.

In **Corporate Banking and Fixed Income,** revenues grew by a hefty 23.2%* compared to the same period last year. The Fixed Income business saw robust performances in all markets, both in proprietary trading and client-driven activities, while the structured finance business also posted strong revenue growth. The division reinforced its client franchises, ranking sixth in euro bond issues and eighth in European syndicated loans at the end of September. In 2005 it also confirmed its positions as best export finance arranger and best structured finance arranger in commodities. The division continued to develop its business with key clients: it increased average risk-weighted assets by 15% vs. 9M 04, while maintaining a high return on capital employed, thanks primarily to the development of structured finance activities (NBI +25% vs. 9M 04), and continuing its policy of proactive and systematic management of the credit portfolio.

The **Equity and Advisory business** also saw strong growth, posting a 23.9%* rise in third quarter revenues. Results were excellent in Equity Derivatives, both in proprietary trading and client-driven activities, while Cash Equity and Advisory benefited from the rise in European secondary activity and US primary business, notably in M&A.

Overall, the results for **Corporate and Investment Banking** (+23.5%* in revenues over the quarter compared to Q3 04) reflect strong growth momentum in the division.

For the first nine months, net banking income rose at an equivalent rate (+23.4%* on 9M 04). Client-driven revenues increased significantly (+18% vs. 9M 04) and accounted for over two-thirds of total NBI for the period.

IAS 32&39 had a negligible impact on third quarter results, producing a EUR 1 million rise in revenues (EUR -113 million since the start of the year).

Operating expenses rose 10.8%* on Q3 04. The division continued its strategy of cost control combined with targeted investments to increase profitable growth.

The cost to income ratio thus came out at an exceptional low of 57.0% for the quarter, while gross operating income rose 45.8%* on Q3 04. For the first nine months, the C/I ratio was again low at 58.0% and gross operating income came out 36.6%* ahead of last year.

The credit risk environment remained favourable, enabling the division to write back a net total of EUR 32 million from its provisions over the quarter (write-back of EUR 101 million over 9 months) . Few new loans required provisioning; at the same time, the division was able to write back specific provisions thanks to an improvement in its counterparties' financial positions, or following the disposal or repayment of loans under the policy of active management of the credit portfolio.

Market risk was low over the quarter: the average VaR was EUR 17.6 million, compared with EUR 26 million in Q3 04.

The Corporate and Investment Banking division made an exceptionally high contribution of EUR 498 million to Group net income for the quarter, representing 35.3% growth on Q3 04.

Consequently, for the tenth quarter running, the division posted after tax profitability in excess of 30%: ROE after tax was 45.7%, compared with 40.7% for the same period in 2004.

For the first nine months of the year, net income amounted to EUR 1,342 million, up 29.3% on 9M 04. ROE after tax came out at 44.6% for 9M 05, compared with 38.9% for 9M 04.

6. CORPORATE CENTRE

The Corporate Centre recorded net income of EUR 27 million for the third quarter.

Revenues from the equity portfolio, now booked under NBI in accordance with IAS 32&39, amounted to EUR 125 million for the quarter and derived essentially from the sale of the Group's stake in Santander. At September 30th 2005, the IFRS net book value of the industrial equity portfolio, excluding unrealised capital gains, was EUR 1.2 billion, and unrealised capital gains amounted to EUR 0.7 billion.

2006 financial communication calendar and events

February 16th 2006	**Publication of fourth quarter 2005 results**
May 18th 2006	**Publication of first quarter 2006 results**
August 3rd 2006	**Publication of second quarter 2006 results**
November 9th 2006	**Publication of third quarter 2006 results**

SUPPLEMENTS

CONSOLIDATED INCOME STATEMENT (In millions of euros)	Third quarter 2005	2004	Change Q3/Q3		9 months 2005	2004	Change 9M/9M	
Net banking income	4,876	4,078	+19.6%	+17.6%(*)	14,080	12,077	16.6%	+15.4%(*)
Operating expenses	(3,016)	(2,747)	+9.8%	+8.5%(*)	(8,898)	(8,119)	9.6%	+8.6%(*)
Gross operating income	**1,860**	**1,331**	**+39.7%**	**+36.1%(*)**	**5,182**	**3,958**	**30.9%**	**+29.1%(*)**
Net allocation to provisions	(120)	(114)	+5.3%	-5.4%(*)	(308)	(440)	-30.0%	-43.8%(*)
Operating income	**1,740**	**1,217**	**+43.0%**	**+39.8%(*)**	**4,874**	**3,518**	**38.5%**	**+38.3%(*)**
Net income from other assets	0	4	-100.0%		165	222	-25.7%	
Net income from companies accounted for by the equity method	(4)	10	NM		9	25	-64.0%	
Impairment of goodwill	0	4	-100.0%		(13)	4	NM	
Income tax	(485)	(344)	+41.1%		(1,358)	(1,040)	30.6%	
Net income before minority interests	**1,251**	**891**	**+40.4%**		**3,677**	**2,729**	**34.7%**	
Minority interests	(119)	(85)	+40.0%		(362)	(245)	47.8%	
Net income	**1,132**	**806**	**+40.4%**		**3,315**	**2,484**	**33.4%**	
Annualised Group ROE after tax (%)	25.2%	19.5%			25.7%	20.5%		
Tier-one ratio at end of period	7.8%	8.3%			7.8%	8.3%		

NET INCOME AFTER TAX BY CORE BUSINESS (In millions of euros)	Third quarter 2005	2004	Change Q3/Q3	9 months 2005	2004	Change 9M/9M
Retail Banking & Financial Services	**481**	**406**	**18.5%**	**1,359**	**1,143**	**+18.9%**
o.w. French Networks	271	240	12.9%	737	683	+7.9%
o.w. Financial Services	115	94	22.3%	337	271	+24.4%
o.w. Retail Banking outside France	95	72	31.9%	285	189	+50.8%
Global Investment Management & Services	**126**	**81**	**55.6%**	**370**	**272**	**+36.0%**
o.w. Asset Management	72	50	44.0%	209	149	+40.3%
o.w. Private Banking	34	19	78.9%	96	71	+35.2%
o.w. GSSI + Boursorama	20	12	66.7%	65	52	+25.0%
Corporate & Investment Banking	**498**	**368**	**35.3%**	**1,342**	**1,038**	**+29.3%**
o.w. Equity & Advisory	207	146	41.8%	602	360	+67.2%
o.w. Corporate Banking & Fixed Income	291	222	31.1%	740	678	+9.1%
CORE BUSINESSES	**1,105**	**855**	**29.2%**	**3,071**	**2,453**	**+25.2%**
Corporate Centre	**27**	**(49)**	**NM**	**244**	**31**	**NM**
GROUP	**1,132**	**806**	**40.4%**	**3,315**	**2,484**	**+33.4%**

Q3 04: IFRS (excl. IAS 32-39 and IFRS 4)
Q3 05: IFRS (incl. IAS 32-39 and IFRS 4)

9M 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
9M 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

(*) when adjusted for changes in Group structure and at constant exchange rates

QUARTERLY RESULTS BY CORE BUSINESS

	2003 French standards				2004 - IFRS (excl. IAS 32-39 and IFRS 4)				2005 - IFRS (incl. IAS 32-39 and IFRS 4)		
(in millions of euros)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Retail Banking & Financial Services											
Net banking income	2,113	2,241	2,240	2,386	2,274	2,425	2,412	2,557	2,545	2,579	2,633
Operating expenses	-1,465	-1,487	-1,458	-1,573	-1,518	-1,596	-1,581	-1,679	-1,670	-1,685	-1,671
Gross operating income	*648*	*754*	*782*	*813*	*756*	*829*	*831*	*878*	*875*	*894*	*962*
Net allocation to provisions	-134	-157	-171	-185	-152	-154	-137	-146	-134	-143	-150
Operating income	*514*	*597*	*611*	*628*	*604*	*675*	*694*	*732*	*741*	*751*	*812*
Net income from other assets	-2	3	2	3	17	-7	3	6	8	-1	0
Net income from companies accounted for by the equity method	4	4	3	2	2	2	1	0	1	2	1
Income tax	-175	-205	-209	-216	-213	-231	-236	-255	-248	-250	-268
Net income before minority interests	*341*	*399*	*407*	*417*	*410*	*439*	*462*	*483*	*502*	*502*	*545*
Minority interests	-44	-46	-48	-49	-54	-58	-56	-50	-62	-64	-64
Net income	*297*	*353*	*359*	*368*	*356*	*381*	*406*	*433*	*440*	*438*	*481*
Average allocated capital	7,120	7,229	7,354	7,388	7,619	7,885	8,073	8,293	8,374	8,692	8,976
ROE after tax	16.7%	19.5%	19.5%	19.9%	18.7%	19.3%	20.1%	20.9%	21.0%	20.2%	21.4%
o.w. French Networks											
Net banking income	1,349	1,413	1,419	1,464	1,435	1,467	1,452	1,516	1,520	1,486	1,532
Operating expenses	-971	-982	-972	-990	-1,009	-1,022	-1,001	-1,037	-1,065	-1,055	-1,035
Gross operating income	*378*	*431*	*447*	*474*	*426*	*445*	*451*	*479*	*455*	*431*	*497*
Net allocation to provisions	-66	-76	-89	-100	-71	-76	-69	-76	-68	-67	-64
Operating income	*312*	*355*	*358*	*374*	*355*	*369*	*382*	*403*	*387*	*364*	*433*
Net income from other assets	1	4	0	4	-3	-6	3	11	0	1	0
Net income from companies accounted for by the equity method	1	1	0	1	1	0	0	1	0	1	0
Income tax	-109	-126	-125	-133	-123	-128	-134	-144	-135	-129	-151
Net income before minority interests	*205*	*234*	*233*	*246*	*230*	*235*	*251*	*271*	*252*	*237*	*282*
Minority interests	-11	-11	-8	-10	-12	-10	-11	-12	-12	-11	-11
Net income	*194*	*223*	*225*	*236*	*218*	*225*	*240*	*259*	*240*	*226*	*271*
Average allocated capital	4,368	4,463	4,548	4,568	4,649	4,747	4,812	4,871	4,854	5,013	5,147
ROE after tax	17.8%	20.0%	19.8%	20.7%	18.8%	19.0%	20.0%	21.3%	19.8%	18.0%	21.1%
o.w. Financial Services											
Net banking income	376	395	390	472	420	449	450	500	484	521	525
Operating expenses	-244	-246	-231	-308	-251	-262	-268	-301	-278	-289	-287
Gross operating income	*132*	*149*	*159*	*164*	*169*	*187*	*182*	*199*	*206*	*232*	*238*
Net allocation to provisions	-33	-39	-39	-44	-37	-37	-32	-30	-38	-49	-57
Operating income	*99*	*110*	*120*	*120*	*132*	*150*	*150*	*169*	*168*	*183*	*181*
Net income from other assets	0	0	0	-1	0	0	0	-1	0	0	0
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0	0	0
Income tax	-36	-40	-43	-43	-48	-54	-53	-61	-59	-64	-62
Net income before minority interests	*63*	*70*	*77*	*76*	*84*	*96*	*97*	*107*	*109*	*119*	*119*
Minority interests	-3	1	0	1	-1	-2	-3	-2	-3	-3	-4
Net income	*60*	*71*	*77*	*77*	*83*	*94*	*94*	*105*	*106*	*116*	*115*
Average allocated capital	2,086	2,118	2,153	2,153	2,294	2,335	2,425	2,534	2,645	2,760	2,862
ROE after tax	11.5%	13.4%	14.3%	14.3%	14.5%	16.1%	15.5%	16.6%	16.0%	16.8%	16.1%
o.w. Retail Banking outside France											
Net banking income	388	433	431	450	419	509	510	541	541	572	576
Operating expenses	-250	-259	-255	-275	-258	-312	-312	-341	-327	-341	-349
Gross operating income	*138*	*174*	*176*	*175*	*161*	*197*	*198*	*200*	*214*	*231*	*227*
Net allocation to provisions	-35	-42	-43	-41	-44	-41	-36	-40	-28	-27	-29
Operating income	*103*	*132*	*133*	*134*	*117*	*156*	*162*	*160*	*186*	*204*	*198*
Net income from other assets	-3	-1	2	0	20	-1	0	-4	8	-2	0
Net income from companies accounted for by the equity method	3	3	3	1	1	2	1	-1	1	1	1
Income tax	-30	-39	-41	-40	-42	-49	-49	-50	-54	-57	-55
Net income before minority interests	*73*	*95*	*97*	*95*	*96*	*108*	*114*	*105*	*141*	*146*	*144*
Minority interests	-30	-36	-40	-40	-41	-46	-42	-36	-47	-50	-49
Net income	43	59	57	55	55	62	72	69	94	96	95
Average allocated capital	666	648	653	667	676	803	836	888	875	919	967
ROE after tax	25.8%	36.4%	34.9%	33.0%	32.5%	30.9%	34.4%	31.1%	43.0%	41.8%	39.3%

	2003 French standards				2004 - IFRS (excl. IAS 32-39 and IFRS 4)				2005 - IFRS (incl. IAS 32-39 and IFRS 4)		
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Global Investment Management & Services											
Net banking income	439	478	501	565	545	551	541	628	602	608	640
Operating expenses	-355	-368	-386	-402	-395	-400	-397	-446	-415	-435	-455
Gross operating income	*84*	*110*	*115*	*163*	*150*	*151*	*144*	*182*	*187*	*173*	*185*
Net allocation to provisions	0	-6	0	-7	0	-5	-6	4	0	-1	-1
Operating income	*84*	*104*	*115*	*156*	*150*	*146*	*138*	*186*	*187*	*172*	*184*
Net income from other assets	-1	0	-1	-8	0	1	-2	3	0	0	0
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0	0	0
Income tax	-25	-33	-34	-46	-45	-44	-43	-59	-58	-54	-56
Net income before minority interests	*58*	*71*	*80*	*102*	*105*	*103*	*93*	*130*	*129*	*118*	*128*
Minority interests	1	-5	-5	-12	-10	-7	-12	-17	-2	-1	-2
Net income	*59*	*66*	*75*	*90*	*95*	*96*	*81*	*113*	*127*	*117*	*126*
Average allocated capital	552	607	659	685	718	806	858	809	825	932	948
ROE after tax	42.8%	43.5%	45.5%	52.6%	52.9%	47.6%	37.8%	55.9%	61.6%	50.2%	53.2%
o.w. Asset Management											
Net banking income	200	211	222	278	230	239	253	325	269	259	286
Operating expenses	-140	-139	-143	-161	-149	-152	-157	-184	-154	-163	-178
Gross operating income	*60*	*72*	*79*	*117*	*81*	*87*	*96*	*141*	*115*	*96*	*108*
Net allocation to provisions	0	0	0	-2	0	0	-5	5	0	0	0
Operating income	*60*	*72*	*79*	*115*	*81*	*87*	*91*	*146*	*115*	*96*	*108*
Net income from other assets	-1	0	-1	-9	0	1	-1	-2	0	0	0
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0	0	0
Income tax	-20	-25	-26	-36	-28	-30	-30	-49	-39	-33	-36
Net income before minority interests	*39*	*47*	*52*	*70*	*53*	*58*	*60*	*95*	*76*	*63*	*72*
Minority interests	-1	-5	-5	-9	-6	-6	-10	-13	-1	-1	0
Net income	*38*	*42*	*47*	*61*	*47*	*52*	*50*	*82*	*75*	*62*	*72*
Average allocated capital	224	226	248	250	264	329	370	337	291	330	313
ROE after tax	67.9%	74.3%	75.8%	97.6%	71.2%	63.2%	54.1%	97.3%	103.1%	75.2%	92.0%
o.w. Private Banking											
Net banking income	80	80	103	112	122	114	109	118	127	129	135
Operating expenses	-63	-65	-75	-87	-82	-82	-80	-90	-86	-90	-93
Gross operating income	*17*	*15*	*28*	*25*	*40*	*32*	*29*	*28*	*41*	*39*	*42*
Net allocation to provisions	0	0	0	0	0	-4	-2	-1	0	0	-1
Operating income	17	15	28	25	40	28	27	27	41	39	41
Net income from other assets	0	0	0	0	0	0	-1	0	0	0	0
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0	0	0
Income tax	-3	-2	-5	-4	-8	-5	-5	-5	-9	-9	-7
Net income before minority interests	*14*	*13*	*23*	*21*	*32*	*23*	*21*	*22*	*32*	*30*	*34*
Minority interests	0	0	-2	-2	-2	-1	-2	-3	0	0	0
Net income	*14*	*13*	*21*	*19*	*30*	*22*	*19*	*19*	*32*	*30*	*34*
Average allocated capital	157	164	182	219	232	250	265	266	294	328	341
ROE after tax	35.7%	31.7%	46.2%	34.5%	51.7%	35.2%	28.7%	28.6%	43.5%	36.6%	39.9%
o.w. GSSI & Boursorama											
Net banking income	159	187	176	175	193	198	179	185	206	220	219
Operating expenses	-152	-164	-168	-154	-164	-166	-160	-172	-175	-182	-184
Gross operating income	*7*	*23*	*8*	*21*	*29*	*32*	*19*	*13*	*31*	*38*	*35*
Net allocation to provisions	0	-6	0	-5	0	-1	1	0	0	-1	0
Operating income	*7*	*17*	*8*	*16*	*29*	*31*	*20*	*13*	*31*	*37*	*35*
Net income from other assets	0	0	0	1	0	0	0	5	0	0	0
Net income from companies accounted for by the equity method	0	0	0	0	0	0	0	0	0	0	0
Income tax	-2	-6	-3	-6	-9	-9	-8	-5	-10	-12	-13
Net income before minority interests	*5*	*11*	*5*	*11*	*20*	*22*	*12*	*13*	*21*	*25*	*22*
Minority interests	2	0	2	-1	-2	0	0	-1	-1	0	-2
Net income	*7*	*11*	*7*	*10*	*18*	*22*	*12*	*12*	*20*	*25*	*20*
Average allocated capital	171	217	229	216	222	227	223	206	240	274	294
ROE after tax	16.4%	20.3%	12.2%	18.5%	32.4%	38.8%	21.5%	23.3%	33.3%	36.5%	27.2%

	2003 French standards				2004 - IFRS (excl. IAS 32-39 and IFRS 4)				2005 - IFRS (incl. IAS 32-39 and IFRS 4)		
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Corporate and Investment Banking											
Net banking income	1,091	1,364	1,216	1,063	1,178	1,110	1,208	1,231	1,550	1,233	1,496
Operating expenses	-675	-763	-731	-744	-713	-687	-768	-756	-843	-784	-853
Gross operating income	*416*	*601*	*485*	*319*	*465*	*423*	*440*	*475*	*707*	*449*	*643*
Net allocation to provisions	-186	-201	-139	16	-48	34	36	39	47	22	32
Operating income	*230*	*400*	*346*	*335*	*417*	*457*	*476*	*514*	*754*	*471*	*675*
Net income from other assets	0	1	2	24	2	-1	2	13	0	0	1
Net income from companies accounted for by the equity method	1	6	2	8	0	9	3	14	4	6	-5
Impairment of goodwill	0	0	0	0	0	0	0	0	0	-13	0
Income tax	-39	-95	-74	-87	-100	-111	-111	-125	-257	-115	-170
Net income before minority interests	*192*	*312*	*276*	*280*	*319*	*354*	*370*	*416*	*501*	*349*	*501*
Minority interests	-1	-3	-2	-2	-2	-1	-2	-1	-3	-3	-3
Net income	*191*	*309*	*274*	*278*	*317*	*353*	*368*	*415*	*498*	*346*	*498*
Average allocated capital	3,605	3,612	3,609	3,529	3,524	3,581	3,620	3,666	3,686	3,975	4,362
ROE after tax	21.2%	34.2%	30.4%	31.5%	36.0%	39.4%	40.7%	45.3%	54.0%	34.8%	45.7%
o.w. Equity and Advisory											
Net banking income	369	562	505	428	440	517	560	512	740	643	694
Operating expenses	-281	-342	-358	-348	-316	-329	-374	-336	-378	-379	-416
Gross operating income	*88*	*220*	*147*	*80*	*124*	*188*	*186*	*176*	*362*	*264*	*278*
Net allocation to provisions	0	-10	0	-27	-31	0	-2	-12	19	-2	-1
Operating income	*88*	*210*	*147*	*53*	*93*	*188*	*184*	*164*	*381*	*262*	*277*
Net income from other assets	-2	0	0	0	0	-2	0	0	0	0	0
Net income from companies accounted for by the equity method	0	0	0	0	-1	-1	0	1	0	0	0
Impairment of goodwill	0	0	0	0	0	0	0	0	0	-13	0
Income tax	-16	-59	-30	-17	-17	-46	-38	-49	-162	-73	-70
Net income before minority interests	*70*	*151*	*117*	*36*	*75*	*139*	*146*	*116*	*219*	*176*	*207*
Minority interests	0	0	0	0	0	0	0	0	0	0	0
Net income	*70*	*151*	*117*	*36*	*75*	*139*	*146*	*116*	*219*	*176*	*207*
Average allocated capital	407	407	403	404	428	445	434	378	352	417	423
ROE after tax	68.8%	148.4%	116.1%	35.6%	70.1%	124.9%	134.6%	122.8%	248.9%	168.8%	195.7%
o.w. Corporate Banking and Fixed Income											
Net banking income	722	802	711	635	738	593	648	719	810	590	802
Operating expenses	-394	-421	-373	-396	-397	-358	-394	-420	-465	-405	-437
Gross operating income	*328*	*381*	*338*	*239*	*341*	*235*	*254*	*299*	*345*	*185*	*365*
Net allocation to provisions	-186	-191	-139	43	-17	34	38	51	28	24	33
Operating income	*142*	*190*	*199*	*282*	*324*	*269*	*292*	*350*	*373*	*209*	*398*
Net income from other assets	2	1	2	24	2	1	2	13	0	0	1
Net income from companies accounted for by the equity method	1	6	2	8	1	10	3	13	4	6	-5
Impairment of goodwill	0	0	0	0	0	0	0	0	0	0	0
Income tax	-23	-36	-44	-70	-83	-65	-73	-76	-95	-42	-100
Net income before minority interests	*122*	*161*	*159*	*244*	*244*	*215*	*224*	*300*	*282*	*173*	*294*
Minority interests	-1	-3	-2	-2	-2	-1	-2	-1	-3	-3	-3
Net income	*121*	*158*	*157*	*242*	*242*	*214*	*222*	*299*	*279*	*170*	*291*
Average allocated capital	3,198	3,205	3,206	3,125	3,096	3,136	3,186	3,288	3,334	3,558	3,939
ROE after tax	15.1%	19.7%	19.6%	31.0%	31.3%	27.3%	27.9%	36.4%	33.5%	19.1%	29.6%
Corporate Centre											
Net banking income	106	23	-95	-94	-63	-21	-83	-103	52	35	107
Operating expenses	-24	-34	-21	-82	-41	-22	-1	-62	-57	7	-37
Gross operating income	*82*	*-11*	*-116*	*-176*	*-104*	*-43*	*-84*	*-165*	*-5*	*42*	*70*
Net allocation to provisions	-10	-13	-28	-5	0	-1	-7	-25	14	7	-1
Operating income	*72*	*-24*	*-144*	*-181*	*-104*	*-44*	*-91*	*-190*	*9*	*49*	*69*
Net income from other assets	-109	235	142	106	219	-13	1	-49	158	0	-1
Net income from companies accounted for by the equity method	5	2	1	5	1	1	6	1	0	0	0
Exceptional items and FGBR	0	-150	0	0	0	0	0	0	0	0	0
Impairment of goodwill	-40	-60	-45	-72	0	0	4	0	0	0	0
Income tax	20	-25	21	61	-7	55	46	103	56	53	9
Net income before minority interests	*-52*	*-22*	*-25*	*-81*	*109*	*-1*	*-34*	*-135*	*223*	*102*	*77*
Minority interests	-12	-11	-13	-11	-10	-18	-15	-29	-62	-46	-50
Net income	*-64*	*-33*	*-38*	*-92*	*99*	*-19*	*-49*	*-164*	*161*	*56*	*27*

	2003 French standards				2004 - IFRS (excl. IAS 32-39 and IFRS 4)				2005 - IFRS (incl. IAS 32-39 and IFRS 4)		
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
GROUP											
Net banking income	3,749	4,106	3,862	3,920	3,934	4,065	4,078	4,313	4,749	4,455	4,876
Operating expenses	-2,519	-2,652	-2,596	-2,801	-2,667	-2,705	-2,747	-2,943	-2,985	-2,897	-3,016
Gross operating income	*1,230*	*1,454*	*1,266*	*1,119*	*1,267*	*1,360*	*1,331*	*1,370*	*1,764*	*1,558*	*1,860*
Net allocation to provisions	-330	-377	-338	-181	-200	-126	-114	-128	-73	-115	-120
Operating income	*900*	*1,077*	*928*	*938*	*1,067*	*1,234*	*1,217*	*1,242*	*1,691*	*1,443*	*1,740*
Net income from other assets	-112	239	145	125	238	-20	4	-27	166	-1	0
Net income from companies accounted for by the equity method	10	12	6	15	3	12	10	15	5	8	-4
Exceptional items and FGBR	0	-150	0	0	0	0	0	0	0	0	0
Impairment of goodwill	-40	-60	-45	-72	0	0	4	0	0	-13	0
Income tax	-219	-358	-296	-288	-365	-331	-344	-336	-507	-366	-485
Net income before minority interests	*539*	*760*	*738*	*718*	*943*	*895*	*891*	*894*	*1,355*	*1,071*	*1,251*
Minority interests	-56	-65	-68	-74	-76	-84	-85	-97	-129	-114	-119
Net income	*483*	*695*	*670*	*644*	*867*	*811*	*806*	*797*	*1,226*	*957*	*1,132*
Average allocated capital	14,778	15,009	15,455	15,713	15,831	16,175	16,531	16,868	16,378	17,101	17,811
ROE after tax	13.1%	18.5%	17.3%	16.4%	21.9%	20.1%	19.5%	18.9%	29.8%	22.2%	25.2%

Methodology

In order to comply with the classification under shareholders' equity used for the balance sheet at 01/01/05 (IAS 32), the Group reclassified the dividends paid on its preference shares on a retroactive basis. These were previously deducted from NBI and in Q1 05 were booked under minority interests in the amount of EUR 35 million (with no impact on Q1 05 net income). Furthermore, as the deeply subordinated notes are included in Group shareholders' equity, the remuneration paid on these notes, which was previously deducted from NBI, was removed from the income statement (positive impact of EUR 7 million on Q1 05 NBI and of EUR 5 million on Q1 05 net income).

Moreover, in the accounts for the period ending September 30th 2005, the Group noted that the model previously used to determine the provisions for deferred profit-sharing in insurance activities no longer provided an adequate view of the expected future use of capital gains on fixed income securities. As a result, the Group increased its life insurance subsidiary's provision for deferred profit-sharing to the same level as its capital gains and restated its accounts in accordance with IAS 8. This had the following impact on the Group's accounts:

- reduction of EUR 140m in shareholders' equity in the 2004 opening balance sheet under IFRS excluding IAS 32-39 and IFRS 4,
- negligible impact on Q1, Q2 and Q3 04 net income,
- reduction of EUR 12m in Q4 04 net income,
- increase of EUR 2m in Q1 05 net income,
- no impact on Q2 05 net income.

Group ROE for Q3 05 and 9M 05 is calculated on the basis of average Group shareholders' equity under IFRS (including IAS 32-39 and IFRS4) excluding (i) unrealised capital gains or losses, and (ii) deeply subordinated notes, and deducting (iii) interest to be paid to holders of deeply subordinated notes. The net income used to calculate ROE excludes interest, net of tax impact, to be paid to holders of deeply subordinated notes for the period (i.e. EUR 8 million in Q3 05 and EUR 19 million for 9M 05).

Net assets are comprised of Group shareholders' equity, excluding (i) deeply subordinated notes (EUR 1 billion), and (ii) interest to be paid to holders of deeply subordinated notes, but reinstating the book value of treasury shares held as part of trading activities. The number of shares used to calculate book value per share is the number outstanding at September 30th 2005, excluding treasury shares and buybacks, but taking into account treasury shares held as part of trading activities.


17 / 11 / 2005

SOCIETE GENERALE

THIRD QUARTER AND 9 MONTH 2005 RESULTS

GENERALE
GROUP



Disclaimer

The following presentation contains a number of forecasts and comments relating to Société Générale's targets and strategy.

These forecasts are based on a series of assumptions, both general and specific. As a result, there is a risk that these projections will not be met. Readers are therefore advised not to rely on these figures more than is justified as the Group's future results are liable to be affected by a number of factors and may therefore differ from current estimates.

Readers should take into account elements of uncertainty and risk when basing their investment decisions on information provided in this presentation.

The Group's financial statements, presented under IFRS excluding IAS 32 & 39 and IFRS 4 for 2004, and including IAS 32&39 and IFRS 4 for 9M 05 and Q3 05 (on the basis of available standards and interpretations at 01/01/2005 as adopted by the European Union, and with the early application of the amendment to the fair value option to be adopted by 31/12/05), have been reviewed by the Statutory Auditors. The Group also provides an assessment in this presentation of the 9M 05 and Q3 05 impact of IAS 32 & 39 and IFRS 4, which has not been reviewed by the Statutory Auditors.



Group results

- Results of core businesses
  - Retail Banking & Financial Services
  - Global Investment Management & Services
  - Corporate & Investment Banking
- Conclusion
- Supplements



Strong growth in results over first 9 months

- **Organic growth in NBI: +15.4%* vs. 9M 04**
  - Impact of application of IAS 32-39 estimated at +1.6% (EUR +218m)
- **Operating expenses: +8.6%* vs. 9M 04**
- **Low C/I ratio: 63.2% (vs. 67.2% for 9M 04)**
- **GOI: +29.1%* vs. 9M 04**
- **Low cost of risk: 18 bp**
- **Operating income: +38.3%* vs. 9M 04**

In EUR m	9M 04	9M 05	Change 9M/9M	
Net banking income	12,077	14,080	+16.6%	+15.4%*
Operating expenses	(8,119)	(8,898)	+9.6%	+8.6%*
Gross operating income	**3,958**	**5,182**	**+30.9%**	**+29.1%***
Net allocation to provisions	(440)	(308)	-30.0%	-43.8%*
Operating income	**3,518**	**4,874**	**+38.5%**	**+38.3%***
Net income from companies accounted for by the equity method	25	9		
Net income from other assets	222	165		
Impairment of goodwill	4	(13)		
Net income	**2,484**	**3,315**	**+33.4%**	**+36.1%***
Group ROE (after tax)	20.5%	25.7%		
C/I ratio	67.2%	63.2%		
Tier-one ratio	8.3%	7.8%		

* When adjusted for changes in Group structure and at constant exchange rates

9M 04: IFRS (excl. IAS 32-39 and IFRS 4)
9M 05: IFRS (incl. IAS 32-39 and IFRS 4)



Excellent third quarter

- **NBI: +17.6%* vs. Q3 04**
  - Impact of IAS 32-39 estimated at +3.6% (EUR +175m, concentrated in Corporate Centre, with EUR +125m from the equity portfolio)
- **Operating expenses: +8.5%* vs. Q3 04**
- **Exceptionally low C/I ratio: 61.9% (vs. 67.4% in Q3 04)**
- **Cost of risk still low: 18 bp**
- **Very high ROE after tax: 25.2%**

In EUR m	Q3 04	Q3 05	Change Q3/Q3	
Net banking income	4,078	4,876	+19.6%	+17.6%*
Operating expenses	(2,747)	(3,016)	+9.8%	+8.5%*
Gross operating income	**1,331**	**1,860**	**+39.7%**	**+36.1%***
Net allocation to provisions	(114)	(120)	+5.3%	-5.4%*
Operating income	**1,217**	**1,740**	**+43.0%**	**+39.8%***
Net income from companies accounted for by the equity method	10	(4)		
Net income from other assets	4	0		
Impairment of goodwill	4	0		
Net income	**806**	**1,132**	**+40.4%**	**+31.2%***
Group ROE (after tax)	19.5%	25.2%		
C/I ratio	67.4%	61.9%		
Tier-one ratio	8.3%	7.8%		
Risk-weighted assets (end of period, in EUR bn)	213.2	243.6		

Q3 04: IFRS (excl. IAS 32-39 and IFRS 4)
Q3 05: IFRS (incl. IAS 32-39 and IFRS 4)

*** When adjusted for changes in Group structure and at constant exchange rates**



Sharp rise in revenues across the board

- **Robust NBI growth at French Networks: +7.6% vs. Q3 04 excluding impact of IAS 32-39**
  - IFRS NBI: +5.5% vs. Q3 04, after EUR 34m allocation to PEL/CEL provision
- **Sustained organic growth in Retail Banking outside France**
- **Growth in activity and impact of acquisitions in Financial Services**
- **Very good performances in Global Investment Management and Services**
- **Another exceptional quarter in Corporate and Investment Banking**


NBI (in EUR m)
Change Q3 05/Q3 04
4,078
1,208
541
510
1,452
4,876
1,496
640
576
1,532
Q3 04
Q4 04
Q1 05
Q2 05
Q3 05
+17.6%*
Corporate & Investment Banking
(+23.5%*)
GIMS
(+17.4%*)
Retail Banking outside France
(+8.2%*)
Financial Services
French Networks
(+5.5%)
Corporate Centre

2004 quarters: IFRS (excl. IAS 32-39 and IFRS 4)
2005 quarters: IFRS (incl. IAS 32-39 and IFRS 4)

* When adjusted for changes in Group structure and at constant exchange rates



Q3 05 C/I ratio exceptionally low: 61.9%

- **Firm cost control in French Networks: +3.4% vs. Q3 04**
- **Further gains in operating efficiency at the growth drivers**
  - Retail Banking outside France: 60.6% (vs. 61.2% in Q3 04)
  - Financial Services: 54.7% (vs. 59.6% in Q3 04)
  - Global Investment Management and Services: 71.1% (vs. 73.4% in Q3 04)
- **Exceptionally low C/I ratio for Corporate and Investment Banking: 57.0%**



Operating expenses (in EUR m)
Change
Q3 05/Q3 04
2,747
768
397
312
1,001
3,016
853
455
349
1,035
+8.5%*
Corporate & Investment Banking (+10.8%*)
GIMS (+13.6%*)
Retail Banking outside France (+9.5%*)
Financial Services
French Networks (+3.4%)
Corporate Centre
Q3 04
Q4 04
Q1 05
Q2 05
Q3 05

2004 quarters: IFRS (excl. IAS 32-39 and IFRS 4)
2005 quarters: IFRS (incl. IAS 32-39 and IFRS 4)

* When adjusted for changes in Group structure and at constant exchange rates



Risk provisioning remains low

- **Low Group cost of risk**
  - 18 bp (vs. average 48 bp for period 2000-2004)
  - 17 bp excluding impact of discounting of provisions under IAS 32-39 (EUR +7m)
- **French Networks**
  - Cost of risk:
    24 bp in Q3 05 (vs. 31 bp in Q3 04)
  - Improvement in corporate cash positions and increase in proportion of housing loans
- **Corporate and Investment Banking**
  - Very few new loans provisioned
  - Write-back of specific provisions following repayment or sale of loans

Net allocation to provisions (in EUR m)


114
128
73
115
120
137
146
134
143
150
-36
-39
-47
-22
-32
Corporate Centre and GIMS
Retail Banking & Financial Services
Corporate & Investment Banking

	Q3 04	Q4 04	Q1 05	Q2 05	Q3 05
Annualised cost of commercial risk* as proportion of RWA at end of period (in bp)	18	13	17	20	18
Risk-weighted assets at end of period (excl. market activities) in EUR bn	206	210	215	227	237

* Specific provisioning for identified risks + general credit risk reserve in 2004;
Specific provisioning for identified risks + portfolio-based provisions as of Q1 05.

2004 quarters: IFRS (excl. IAS 32-39 and IFRS 4)
2005 quarters: IFRS (incl. IAS 32-39 and IFRS 4)

- Group results

- **Results of core businesses**
  - Retail Banking & Financial Services
  - Global Investment Management & Services
  - Corporate & Investment Banking

- Conclusion

- Supplements

RETAIL BANKING AND FINANCIAL SERVICES

Q3 05 NBI:
+9.2% vs. Q3 04; +6.4% like-for-like;
+9.5% excluding IAS 32-39

Q3 05 net income:
EUR 481m, +15.7% vs. Q3 04 like-for-like

Q3 05 ROE after tax:
21.4%; 21.9% excl. IAS 32-39

Individual customers:
18.6 million (+17.5% vs. end-Sept 04)



French Networks
31%
ROE: 21.1%
International Networks
12%
ROE: 39.3%
54%
of Group NBI

Q3 05 NBI: EUR 2,633m

Q3 04: IFRS (excl. IAS 32-39 and IFRS 4)
Q3 05: IFRS (incl. IAS 32-39 and IFRS 4)



Robust business levels

- **Individual customers**
  - Strong rise in number of personal current accounts: +164,000 vs. Q3 04 (+2.9%) o.w. +66,000 in Q3 05
  - Housing loan issuance: EUR 4.8bn (+27.3% vs. Q3 04)
  - Consumer loan issuance: EUR 1.9bn (+5.7% vs. Q3 04)
  - Total savings inflows in life insurance: EUR 1.8bn (+20.4% vs. Q3 04)
    - Unit-linked policies: 34% of total inflows
- **Business customers**
  - Large number of new relationships established with high quality SMEs
  - Operating loans: outstanding stable vs. Q3 04 at EUR 11.8bn
  - Investment loans: outstanding of EUR 34.5bn (+7.9% vs. Q3 04)
- **Continued commercial investments**
  - 640 new hires in Q3 05, 1,510 over 9M 05, mainly in sales
  - +11 branches in Q3 05, +50 over 9M 05

Individual customers
Steady franchise growth


Change since 2000
180
170
160
150
140
130
120
110
100
2000
2001
2002
2003
2004
Q3 05
+79% Outstanding housing loans
+41% Outstanding deposits
+32% Outstanding consumer credit
+24% Average balance per personal current a/c
+13% Number of personal current a/c



Significant rise in revenues

- **NBI: +7.6% vs. Q3 04 excl. IAS 32-39; +5.5% vs. Q3 04 incl. IAS 32-39**
  - Allocation to PEL/CEL provisions of EUR 34m in Q3 05
- **Fee & commission income: +13.0% vs. Q3 04**
  - Financial commissions: +29.4% vs. Q3 04
  - Service commissions: +8.1% vs. Q3 04
- **Net interest income: +3.8% vs. Q3 04 excl. IAS 32-39**
  - Average outstanding deposits
    - Sight deposits: +8.0%
    - Special savings a/c: +5.0%
  - Average outstanding loans: +9.2%
    - o.w. loans to individuals: +14.1%
    - o.w. loans to businesses: +4.1%
  - Interest margin: 3.11% (-16 bp vs. Q3 04; -4 bp vs. Q2 05)


NBI in EUR m
1,452
1,516
1,520
1,486
1,532
Financial commissions
136
175
165
186
176
Service commissions
457
460
478
490
494
Other
61
82
62
55
76
Interest income on business customers
303
305
300
306
306
Interest income on individual customers
495
494
492
499
514
Allocation to/ write-back from PEL/CEL provision
23
-50
-34
Q3 04
Q4 04
Q1 05
Q2 05
Q3 05

2004 quarters: IFRS (excl. IAS 32-39 and IFRS 4)
2005 quarters: IFRS (incl. IAS 32-39 and IFRS 4)



Solid financial performances

- **Q3 05**
  - Operating expenses: +3.4% vs. Q3 04
  - Rise in GOI: +16.9% excl. IAS 32-39
  - Cost of risk: 24 bp vs. 31 bp in Q3 04

- **9M 05**
  - NBI: +5.6% vs. 9M 04 excl. IAS 32-39
  - Operating expenses: +4.1% vs. 9M 04
  - Decline in C/I ratio: 68.6% excl. IAS 32-39 vs. 69.6% for 9M 04
  - GOI: +9.0% vs. 9M 04 excl. IAS 32-39
  - ROE after tax: 21.3% excl. IAS 32-39 vs. 19.3% for 9M 04

In EUR m	Q3 04	Q3 05	Change	9M 05	Change 9M/9M
Net banking income	1,452	1,532	+5.5%	4,538	+4.2%
Operating expenses	(1,001)	(1,035)	+3.4%	(3,155)	+4.1%
Gross operating income	**451**	**497**	**+10.2%**	**1,383**	**+4.6%**
Net allocation to provisions	(69)	(64)	-7.2%	(199)	-7.9%
Operating income	**382**	**433**	**+13.4%**	**1,184**	**+7.1%**
Net income	**240**	**271**	**+12.9%**	**737**	**+7.9%**
ROE after tax	20.0%	21.1%		19.6%	
C/I ratio	68.9%	67.6%		69.5%	

Q3 04: IFRS (excl. IAS 32-39 and IFRS 4)
Q3 05 and 9M 05: IFRS (incl. IAS 32-39 and IFRS 4)



Dynamic business momentum

- **Rapid expansion of franchise**
  - +611,000 individual customers vs. Q3 04 (+12.2%) at constant structure
    - o.w. Europe (EU and pre-EU): +324,000 vs. Q3 04 (+10.0%)
  - Growth in deposit and loan balance:
    - individual customer deposits: +11.3%* vs. Q3 04
    - individual customer loans: +30.2%* vs. Q3 04
    - business customer deposits: +22.6%* vs. Q3 04
    - business customer loans: +13.2%* vs. Q3 04
- **Reinforcement of sales platform**
  - 1,607 branches at Sept 30th 2005
    - +161 vs. Q3 04 at constant structure, including +86 in Romania, +23 in Serbia, +20 in Bulgaria, +10 in Egypt
  - +1,200 staff vs. Q3 04 at constant structure
- **Komercni Banka: Bank of the Year in Czech Republic for 2nd year running**
- **Acquisition of MIBank** (Egypt) and DeltaCredit (Russia)**

* When adjusted for changes in Group structure and at constant exchange rates
** Consolidated in Q4 05

Geographical breakdown of NBI (in EUR m)


CAGR: +16%
431
510
576
40%
15%
45%
36%
16%
48%
38%
18%
44%
Rest of world
Pre-EU
EU
Q3 03
Q3 04
Q3 05

Q3 03: French standards
Q3 04: IFRS (excl. IAS 32-39 and IFRS 4)
Q3 05: IFRS (incl. IAS 32-39 and IFRS 4)



Steady upward trend in contribution

- **NBI: +8.2%* vs. Q3 04**
- **Ongoing investments**
  - Operating expenses: +9.5%* vs. Q3 04
- **Very low cost of risk in Q3 05: 39 bp**
- **ROE after tax: 39.3%**

In EUR m	Q3 04	Q3 05	Change		9M 05	Change 9M/9M
Net banking income	510	576	+12.9%	+8.2%*	1,689	+12.0%*
Operating expenses	(312)	(349)	+11.9%	+9.5%*	(1,017)	+10.0%*
Gross operating income	**198**	**227**	**+14.6%**	**+6.2%***	**672**	**+14.9%***
Net allocation to provisions	(36)	(29)	-19.4%	-19.4%*	(84)	-56.5%*
Operating income	**162**	**198**	**+22.2%**	**+11.5%***	**588**	**+34.6%***
Net income from other assets	0	0	NM	NM	6	NM
Net income	**72**	**95**	**+31.9%**	**+22.7%***	**285**	**+48.2%***
ROE after tax	34.4%	39.3%			41.3%	
C/I ratio	61.2%	60.6%			60.2%	

* When adjusted for changes in Group structure and at constant exchange rates

Q3 04: IFRS (excl. IAS 32-39 and IFRS 4)
Q3 05 and 9M 05: IFRS (incl. IAS 32-39 and IFRS 4)



Marked growth in new business

- **Consumer credit****
  - New lending: EUR 1.8bn (+11.0% vs. Q3 04 in France, +16.4%* vs. Q3 04 abroad)
  - Outstanding: EUR 11.6bn (+10.6% vs. Q3 04 in France, +23.7%* vs. Q3 04 abroad)
  - Resilient margins
  - Announcement of acquisition of Oster Lizing (Hungary)
- **Vendor and equipment finance**
  - New lending: EUR 3.0bn (+10.2%* vs. Q3 04)
  - Outstanding: EUR 13.9bn (+6.2%* vs. Q3 04)
- **Operational vehicle leasing and fleet management**
  - Fleet under management: 555,000 vehicles (+10.8%*** vs. Q3 04)
  - Launch of operations in Lithuania and Brazil

NBI for Specialised Financial Services**** (in EUR m)


1,423
1,289
1,219
1,014
709
414
323
298
252
161
122
124
57
208
4
143
213
223
8
145
289
410
9
147
306
527
11
153
358
575
12
105
294
550
18
Operational vehicle leasing & fleet management
IT asset leasing & management
Vendor & equipment finance
Consumer credit
Property & casualty insurance
2000
2001
2002
2003
2004
9M 05

* When adjusted for changes in Group structure and excluding Finagen's outstanding and new loans
** Excluding French Networks
*** When adjusted for changes in Group structure

**** Excluding Life Insurance

2000 to 2004: French standards
9M 05: IFRS (incl. IAS 32-39 and IFRS 4)



Sharp jump in contribution

■ Specialised financing

- NBI: +22.7% vs. Q3 04
  - Organic growth: NBI +11.0%* vs. Q3 04
  - Integration of Eurobank (Poland) and Finagen's outstanding loans (Italy) in Q3 05
- Operating expenses: +5.0%* vs. Q3 04
- Q3 05 ROE after tax: 17.7%

■ Life insurance

- Marked rise in savings inflows and in share of unit-linked policies
- Growth in operating NBI
- Continued prudent provisioning policy

In EUR m	Q3 04	Q3 05	Change		9M 05	Change 9M/9M
Net banking income	450	525	+16.7%	+6.9%*	1,530	+6.5%*
o.w. specialised financing	*348*	*427*	*+22.7%*	*+11.0%**	*1,219*	*+7.9%**
Operating expenses	(268)	(287)	+7.1%	-1.2%*	(854)	+0.8%*
Gross operating income	**182**	**238**	**+30.8%**	**+18.4%***	**676**	**+14.7%***
o.w. specialised financing	***134***	***181***	***+35.1%***	***+18.5%****	***510***	***+10.1%****
Net allocation to provisions	(32)	(57)	+78.1%	+43.3%*	(144)	+9.6%*
Operating income	**150**	**181**	**+20.7%**	**+13.4%***	**532**	**+16.0%***
o.w. specialised financing	***103***	***125***	***+21.4%***	***+11.9%****	***367***	***+10.6%****
Net income	**94**	**115**	**+22.3%**	**+17.2%***	**337**	**+18.5%***
ROE (after tax)	15.5%	16.1%			16.3%	
C/I ratio	59.6%	54.7%			55.8%	

* When adjusted for changes in Group structure and at constant exchange rates

Q3 04: IFRS (excl. IAS 32-39 and IFRS 4)
Q3 05 and 9M 05: IFRS (incl. IAS 32-39 and IFRS 4)



GLOBAL INVESTMENT MANAGEMENT AND SERVICES

Q3 05 NBI:
+18.3% vs. Q3 04; +17.4% like-for-like

Q3 05 net income:
EUR 126m (+54.3% vs. Q3 04 like-for-like)

Q3 05 net inflows:
EUR 7.5bn



13%
of Group NBI

Q3 05 NBI: EUR 640m

Q3 04: IFRS (excl. IAS 32-39 and IFRS 4)
Q3 05: IFRS (incl. IAS 32-39 and IFRS 4)



Growth in all business lines

- **Asset Management**
  - Strong asset gathering in Continental Europe
  - Sustained growth in India and South Korea
- **Private Banking**
  - Continued expansion of all platforms
  - Launch of on-shore activity in India
- **GSSI**
  - Strong commercial growth
    - Assets under custody: EUR 1,317bn (+19% vs. Q3 04)
    - Expansion of FIMAT's global market share
    - Launch of equity back office insourcing service in London
  - Top rated by *Global Custodian* for global custody services for investors
- **Boursorama**
  - Number of orders executed: +47%* vs. Q3 04

Assets under management (EUR bn)


298
269
284
315
370
258
232
239
267
313
40
37
45
48
57
Asset Management
Private Banking
2001
2002
2003
2004
Q3 05

Assets under custody (EUR bn)


808
864
1,023
1,115
1,317
2001
2002
2003
2004
Q3 05

* When adjusted for changes in Group structure



High volume of net inflows

Asset Management

- Q3 05 net inflows: EUR 5.8bn
- 9M 05 net inflows: EUR 21.4bn i.e. 11% of AuM on annualised basis
  - o.w. 42% invested in structured CDO products
- Assets under management: EUR 312.8bn (EUR 264.4bn at 30/09/04)

Private Banking

- Q3 05 net inflows: EUR 1.7bn
- 9M 05 net inflows: EUR 5.3bn i.e. 15% of AuM on annualised basis
- Assets under management: EUR 57.5bn (EUR 48.7bn at 30/09/04)


Net new money
Value effect
FX effect
In EUR bn
353.2
+7.5
+9.6
+0.0
370.3
+5.8
+8.8
+0.1
298.1
Asset Management
312.8
+1.7
+0.8
-0.1
55.1
Private Banking
57.5
Jun 05
Sept 05

Reminder: these figures do not include some EUR 85bn of assets held by customers of the French Networks (investable assets exceeding EUR 150,000) or assets managed by Lyxor AM, whose results are consolidated in the Equity & Advisory business line (EUR 52bn)



Very good results

- **Q3 05 NBI: +17.4%* vs. Q3 04**
  - Asset Management
    - Strong contribution from Alternative Investment
    - Continued dynamic performance from TCW
  - Private Banking
    - Significant growth
  - GSSI and Boursorama
    - Excellent business levels
- **Marked reduction in C/I ratio: 71.1% vs. 73.4% in Q3 04**

➩ **Q3 05 operating income: +32.6%* vs. Q3 04**

In EUR m	Q3 04	Q3 05	Change		9M 05	Change 9M/9M
Net banking income	541	640	+18.3%	+17.4%*	1,850	+13.7%*
o.w. Asset Management	*253*	*286*	*+13.0%*	*+13.0%**	*814*	*+14.3%**
o.w. Private Banking	*109*	*135*	*+23.9%*	*+23.9%**	*391*	*+14.0%**
o.w. GSSI & Boursorama	*179*	*219*	*+22.3%*	*+19.6%**	*645*	*+12.8%**
Operating expenses	(397)	(455)	+14.6%	+13.6%*	(1,305)	+10.2%*
Gross operating income	**144**	**185**	**+28.5%**	**+27.8%***	**545**	**+23.1%***
Net allocation to provisions	(6)	(1)	-83.3%	-83.3%*	(2)	-81.8%*
Operating income	**138**	**184**	**+33.3%**	**+32.6%***	**543**	**+25.8%***
o.w. Asset Management	***91***	***108***	***+18.7%***	***+18.7%****	***319***	***+24.6%****
o.w. Private Banking	***27***	***41***	***+51.9%***	***+51.9%****	***121***	***+27.4%****
o.w. GSSI & Boursorama	***20***	***35***	***+75.0%***	***+70.0%****	***103***	***+27.8%****
Net income from other assets	(2)	0	NM	NM	0	NM
Net income	**81**	**126**	**+55.6%**	**+54.3%***	**370**	**+36.3%***
Cost/income ratio	73.4%	71.1%			70.5%	

* When adjusted for changes in Group structure and at constant exchange rates

Q3 04: IFRS (excl. IAS 32-39 and IFRS 4)
Q3 05 and 9M 05: IFRS (incl. IAS 32-39 and IFRS 4)



CORPORATE AND INVESTMENT BANKING

Q3 05 NBI:
+23.8% vs. Q3 04; +23.5% like-for-like

Q3 05 net income:
EUR 498m, +35.0% vs. Q3 04 like-for-like

Q3 05 ROE after tax:
45.7%



Corporate Banking & Fixed Income
17%
Equity & Advisory
14%
31%
of Group NBI

Q3 05 NBI: EUR 1,496m

Q3 04: IFRS (excl. IAS 32-39 and IFRS 4)
Q3 05: IFRS (incl. IAS 32-39 and IFRS 4)



Exceptional revenue levels

- **Corporate Banking & Fixed Income**
  - Excellent performance in all Fixed Income markets, both in client-driven activities and proprietary trading
  - Good results in structured finance
- **Equity & Advisory**
  - Equity Derivatives: excellent trading performance and good client-driven activity
  - Cash Equity & Advisory: growth in secondary market activities
- **Excellent performance over 9M 05**
  - Significant rise in client-driven revenues (+18% vs. 9M 04), accounting for 68% of total NBI



Quarterly NBI (in EUR m)
% of CIB NBI in Q3 05
42%
Client-related margins, commissions & brokerage and Private Equity
20%
Net interest income
38%
Hedging, Trading, Market Making and Arbitrage
Q3 04
Q4 04
Q1 05
Q2 05
Q3 05
1,208
1,231
1,550
1,233
1,496
CIB net banking income

2004 quarters: IFRS (excl. IAS 32-39 and IFRS 4)
2005 quarters: IFRS (incl. IAS 32-39 and IFRS 4)



Profitable growth in client-driven activity in Corporate Banking & Fixed Income

- **Accompanying target clients in our key areas of expertise…**
  - Average RWA in Corporate Banking & Fixed Income: +15% over 9M 05 vs. 9M 04
- **…while maintaining high return on capital employed**
  - Ratio of client-driven NBI to RWA* is stable
  - Strong growth in NBI in structured finance: +25% in 9M 05 vs. 9M 04
  - Proactive management of credit portfolio
    - Strict management of concentrations
    - Reinforcement of distribution capabilities (sales, syndication)

Client-driven revenues/NBI*


64%
63%
69%
74%
2002
2003
2004
9M 05

Client-driven revenues/Average RWA*


3.4%
3.4%
3.5%
3.6%
2002
2003
2004
9M 05

Net interest income, commissions, client-related margins

* Corporate Banking & Fixed Income



Very strong financial performances

- **NBI: +23.5%* vs. Q3 04**
  - Negligible impact of IAS 32-39 (EUR +1m)
- **Operating expenses: +10.8%* vs. Q3 04**
- **Quarterly C/I ratio exceptionally low: 57.0% vs. 63.6% in Q3 04**
- **Risk provisioning: net reversal for 6th consecutive quarter**
- **ROE higher than 30% for 10th consecutive quarter**

In EUR m	Q3 04	Q3 05	Change		9M 05	Change 9M/9M
Net banking income	1,208	1,496	+23.8%	+23.5%*	4,279	+23.4%*
o.w. Equity & Advisory	*560*	*694*	*+23.9%*	*+23.9%**	*2,077*	*+38.3%**
o.w. Corp. Bkg & Fixed Income	*648*	*802*	*+23.8%*	*+23.2%**	*2,202*	*+12.1%**
Operating expenses	(768)	(853)	+11.1%	+10.8%*	(2,480)	+15.3%*
Gross operating income	**440**	**643**	**+46.1%**	**+45.8%***	**1,799**	**+36.6%***
Net allocation to provisions	36	32	-11.1%	- 11.1%*	101	NM
Operating income	**476**	**675**	**+41.8%**	**+41.5%***	**1,900**	**+41.9%***
o.w. Equity & Advisory	***184***	***277***	***+ 50.5%***	***+50.5%****	***920***	***x2.0****
o.w. Corp. Bkg & Fixed Income	***292***	***398***	***+36.3%***	***+35.8%****	***980***	***+11.5%****
Net income	**368**	**498**	**+35.3%**	**+35.0%***	**1,342**	**+31.4%***
ROE after tax	40.7%	45.7%			44.6%	
C/I ratio	63.6%	57.0%			58.0%	

* When adjusted for changes in Group structure and at constant exchange rates

Q3 04: IFRS (excl. IAS 32-39 and IFRS 4)
Q3 05 and 9M 05: IFRS (incl. IAS 32-39 and IFRS 4)



- Group results
- Results of core businesses
  - Retail Banking & Financial Services
  - Global Investment Management & Services
  - Corporate & Investment Banking
- **Conclusion**
- Supplements



A profitable and dynamic business mix

- **Very strong growth in business activity**
  - Robust organic growth in all core businesses
  - Successful integration of new entities
- **Good control of operating expenses: 9M 05 C/I ratio 63.2% (vs. 67.2% for 9M 04)**
- **Risk provisioning remains low**

➯ **Very high profitability: ROE after tax 25.7%**

➯ **EPS: EUR 8.12 (+45%* vs. 9M 04)**



Net income (in EUR m)
+33.4%
ROE after tax
2,484
3,315
39%
1,038
1,342
45%
Corporate & Investment Banking
272
370
GIMS
32%
189
285
41%
Retail Banking outside France
15%
Financial Services
19%
683
737
20%
French Networks
244
Corporate Centre
9M 04
9M 05
20.5%
25.7%
Group ROE after tax

9M 04: IFRS (excl. IAS 32-39 and IFRS 4)
9M 05: IFRS (incl. IAS 32-39 and IFRS 4)

* 9M 04 EPS calculated under French standards


17 / 11 / 2005

SUPPLEMENTARY DATA

GENERALE

GROUP



9-month income statement by core business

In EUR m	Retail Banking & Financial Services		Global Investment Management & Services		Corporate & Investment Banking		Corporate Centre		Group	
	9M 05	9M 04	**9M 05**	9M 04	**9M 05**	9M 04	**9M 05**	9M 04	**9M 05**	9M 04
Net banking income	**7,757**	7,111	**1,850**	1,637	**4,279**	3,496	**194**	(167)	**14,080**	12,077
Operating expenses	**(5,026)**	(4,695)	**(1,305)**	(1,192)	**(2,480)**	(2,168)	**(87)**	(64)	**(8,898)**	(8,119)
Gross operating income	2,731	2,416	545	445	1,799	1,328	107	(231)	5,182	3,958
Net allocation to provisions	**(427)**	(443)	**(2)**	(11)	**101**	22	**20**	(8)	**(308)**	(440)
Operating income	2,304	1,973	543	434	1,900	1,350	127	(239)	4,874	3,518
Net income from companies accounted for by the equity method	**4**	5	**0**	0	**5**	12	**0**	8	**9**	25
Net income from other assets	**7**	13	**0**	(1)	**1**	3	**157**	207	**165**	222
Impairment of goodwill	**0**	0	**0**	0	**(13)**	0	**0**	4	**(13)**	4
Income tax	**(766)**	(680)	**(168)**	(132)	**(542)**	(322)	**118**	94	**(1,358)**	(1,040)
Net income before minority interests	**1,549**	1,311	**375**	301	**1,351**	1,043	**402**	74	**3,677**	2,729
Minority interests	**(190)**	(168)	**(5)**	(29)	**(9)**	(5)	**(158)**	(43)	**(362)**	(245)
Net income	1,359	1,143	370	272	1,342	1,038	244	31	3,315	2,484
Average allocated capital	**8,681**	7,909	**902**	764	**4,008**	3,562	**3,507 ***	3,953 *	**17,097**	16,188
ROE after tax	20.9%	19.3%	54.7%	47.5%	44.6%	38.9%	NM	NM	25.7%	20.5%

* Calculated as the difference between total Group capital and capital allocated to the core businesses.

9M 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
9M 05: IFRS (incl. IAS 32 & 39 and IFRS 4)



Quarterly income statement

In EUR m

	French Networks			Retail Banking outside France			Financial Services			Total Retail Banking and Financial Services			
	Q3 05	Q3 04	Change	Q3 05	Q3 04	Change	Q3 05	Q3 04	Change	Q3 05	Q3 04	Change	
Net banking income	**1,532**	1,452	+6%	**576**	510	+8%*	**525**	450	+7%*	**2,633**	2,412	**+9%**	+6%*
Operating expenses	**(1,035)**	(1,001)	+3%	**(349)**	(312)	+10%*	**(287)**	(268)	-1%*	**(1,671)**	(1,581)	**+6%**	+4%*
Gross operating income	497	451	+10%	227	198	+6%*	238	182	+18%*	962	831	+16%	+11%*
Net allocation to provisions	**(64)**	(69)	-7%	**(29)**	(36)	-19%*	**(57)**	(32)	+43%*	**(150)**	(137)	**+9%**	+1%*
Operating income	433	382	+13%	198	162	+11%*	181	150	+13%*	812	694	+17%	+13%*
Net income from companies accounted for by the equity method	**0**	0	NM	**1**	1		**0**	0		**1**	1	**NM**	
Net income from other assets	**0**	3	NM	**0**	0		**0**	0		**0**	3	**NM**	
Income tax	**(151)**	(134)	+13%	**(55)**	(49)		**(62)**	(53)		**(268)**	(236)	**+14%**	
Net income before minority interests	**282**	251	+12%	**144**	114		**119**	97		**545**	462	**+18%**	
Minority interests	**(11)**	(11)	NM	**(49)**	(42)		**(4)**	(3)		**(64)**	(56)	**+14%**	
Net income	271	240	+13%	95	72	+23%*	115	94	+17%*	481	406	+18%	+16%*
Average allocated capital	**5,147**	4,812	+7%	**967**	836		**2,862**	2,425		**8,976**	8,073	**+11%**	
ROE after tax	21.1%	20.0%		39.3%	34.4%		16.1%	15.5%		21.4%	20.1%		

* When adjusted for changes in Group structure and at constant exchange rates

Q3 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q3 05: IFRS (incl. IAS 32 & 39 and IFRS 4)



9-month income statement

In EUR m

	French Networks			Retail Banking outside France			Financial Services			Total Retail Banking and Financial Services			
	9M 05	9M04	Change	9M 05	9M04	Change	9M 05	9M04	Change	9M 05	9M04	Change	
Net banking income	4,538	4,354	+4%	1,689	1,438	+12%*	1,530	1,319	+7%*	7,757	7,111	+9%	+6%*
Operating expenses	(3,155)	(3,032)	+4%	(1,017)	(882)	+10%*	(854)	(781)	+1%*	(5,026)	(4,695)	+7%	+5%*
Gross operating income	1,383	1,322	+5%	672	556	+15%*	676	538	+15%*	2,731	2,416	+13%	+9%*
Net allocation to provisions	(199)	(216)	-8%	(84)	(121)	-56%*	(144)	(106)	+10%*	(427)	(443)	-4%	-17%*
Operating income	1,184	1,106	+7%	588	435	+35%*	532	432	+16%*	2,304	1,973	+17%	+15%*
Net income from companies accounted for by the equity method	1	1	NM	3	4		0	0		4	5	-20%	
Net income from other assets	1	(6)	NM	6	19		0	0		7	13	-46%	
Income tax	(415)	(385)	+8%	(166)	(140)		(185)	(155)		(766)	(680)	+13%	
Net income before minority interests	771	716	+8%	431	318		347	277		1,549	1,311	+18%	
Minority interests	(34)	(33)	+3%	(146)	(129)		(10)	(6)		(190)	(168)	+13%	
Net income	737	683	+8%	285	189	+48%*	337	271	+18%*	1,359	1,143	+19%	+17%*
Average allocated capital	5,005	4,713	+6%	920	795		2,756	2,401		8,681	7,909	+10%	
ROE after tax	19.6%	19.3%		41.3%	31.7%		16.3%	15.0%		20.9%	19.3%		

* When adjusted for changes in Group structure and at constant exchange rates

9M 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
9M 05: IFRS (incl. IAS 32 & 39 and IFRS 4)



Change in risk-weighted assets

Average credit risk equivalent in EUR bn


119.2
120.6
121.7
125.7
130.1
133.3
135.4
139.2
143.8
16.7
16.9
16.9
19.1
21.2
21.9
22.3
23.4
24.5
79.2
79.9
80.7
82.3
83.4
84.4
85.2
86.5
88.8
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05
Q3 05
Retail Banking outside France
Financial Services
French Networks



Customer deposits and savings


Average outstanding
In EUR bn
Change
Q3 05/Q3 04
165.8
167.8
173.4
177.4
180.6
+8.8%
LIFE INSURANCE*
44.4
45.8
47.4
48.8
50.6
+14.0%
Managed
savings
+10.4%
SHARE ACCOUNTS
MUTUAL FUNDS
42.3
42.3
44.1
45.2
45.4
+7.2%
OTHER
2.4
2.4
2.5
2.5
2.4
-2.3%
SIGHT DEPOSITS
33.5
33.8
34.2
35.5
36.3
+8.0%
Deposits
+7.2%
TERM DEPOSITS
+23.6%
Q3 04
Q4 04
Q1 05
Q2 05
Q3 05

* Mathematical reserves



Customer loans


Average outstanding
In EUR bn
Change
Q3 05/Q3 04
95.6
97.7
99.6
101.9
104.4
+9.2%
INDIVIDUALS
o.w.
- Housing
40.0
41.4
42.7
44.3
46.3
+15.9%
- Consumer credit
& overdrafts
8.6
8.7
8.8
9.1
9.2
+5.8%
BUSINESS
CUSTOMERS*
43.9
44.7
45.5
45.9
46.3
+5.6%
BANKS
3.1
2.9
2.6
2.6
2.6
-15.8%
Q3 04
Q4 04
Q1 05
Q2 05
Q3 05

* In descending order: SMEs, self-employed professionals, local authorities, corporates, NPOs.



Productivity of the French Networks


155
150
145
140
135
130
125
120
115
110
105
100
95
90
85
80
1997 = 100
1997
1998
1999
2000
2001
2002
2003
2004
Q3 05
Change since 1997
+53% Bank cards (No.)
+46% Savings accounts (No.)
+24% Individual customer current a/c (No.)
0% Global headcount*
-16% Administrative staff

* Including telemarketing platforms and call centre platforms



Interest margin of the French networks

- **The interest margin is an aggregate indicator dependent on 5 elements:**
  - Overall level of customer deposits
  - Interest earned on customer loans
  - Interest paid on customer deposits
  - Refinancing costs (Refinancing Rate x [Customer Deposits – Customer Loans])
  - Interest from ALM hedging policy

- **Interest margin:**
  - Does not indicate the evolution of product- or client-margins
  - Is not the sole factor in determining the evolution of net interest income

%	Q3 03	Q4 03	Q1 04	Q2 04	Q3 04	Q4 04	Q1 05	Q2 05	Q3 05
① Interest margin (12-month moving average)	3.43	3.40	3.36	3.31	3.27	3.23	3.19	3.15	3.11
② Av.interest rate earned on interest-earning assets (12-month moving average)	*5.22*	*5.09*	*4.96*	*4.87*	*4.81*	*4.74*	*4.70*	*4.64*	*4.58*
③ Av. interest paid on interest-bearing liabilities (12-month moving average)	*1.78*	*1.69*	*1.60*	*1.56*	*1.54*	*1.52*	*1.51*	*1.49*	*1.47*

Interest margin (①) = **Interest earned from customers / Customer deposits** (② *Av. interest rate earned on interest-earning assets*) - [Interest paid to customers + Refinancing cost* + Interest from ALM hedging policy] / Customer deposits (③ *Av. interest paid on interest-bearing liabilities*)

* Refinancing Rate x (Customer Deposits – Customer Loans)

A productive organisation

BRANCH NETWORK
- 2000: 136 branch groups
- 09/05: 42 branch groups + 65 Sales Departments (DEC)
- Start 2007: 90 DEC

NETWORK SUPPORT
- 2000: 136 local back-office structures
- 09/05: 57 local structures +20 Customer Service Units (CSU)
- 2008: ± 23 CSU

DIRECT BANKING CHANNELS
- 09/05: 4 multimedia Customer Relations Centres (mCRC)
- End-2005: 4 mCRC

- Internet (individual and business customers, companies, etc.)
- Telephone (IVS, SMS, i-mode™, etc.)


Clients
contact
Shared CRM tool for all banking channels (DEC, CSU, mCRC...)
Commercial data warehouse (mining, scores...)



Specialised Financing[1]: a major European player with diversified and growing businesses

Breakdown of Q3 05 NBI[(1)] by activity


Business Finance & Services
Equipment Finance
24%
20%
Operational Vehicle Leasing & Fleet Management
7%
IT Asset Leasing & Management
49%
Consumer credit
Consumer Finance

Breakdown of Q3 05 NBI[(1)] by geographical region


60%
Europe (excl. France)
9%
Outside Europe
31%
France
NBI
30%
70%
2%
77%
21%
22%
62%
16%
7%
56%
37%
ECS
ALD
SGEF
Consumer credit

(1) Excluding insurance and banking services



Reclassification of the capitalisation reserve of Sogecap, the life insurance subsidiary

- In the accounts for the period ending September 30th 2005, the Group noted that the model previously used to determine the provisions for deferred profit-sharing in insurance activities no longer provided an adequate reflection of the expected future use of capital gains on fixed income securities. As a result, the Group increased its life insurance subsidiary's provision for deferred profit-sharing to the same level as its capital gains and adjusted its accounts in accordance with IAS 8.

- Limited impact on the opening balance sheet: EUR 140m reduction in shareholders' equity in the 2004 opening balance sheet under IFRS excluding IAS 32-39 and IFRS 4, i.e. -0.7%.

- Impact on the income statement:

In EUR m	Q1 04 Excl. IAS 32-39 & IFRS4	Q2 04 Excl. IAS 32-39 & IFRS4	Q3 04 Excl. IAS 32-39 & IFRS4	Q4 04 Excl. IAS 32-39 & IFRS4	2004 Excl. IAS 32-39 & IFRS4	Q1 05 Incl. IAS 32-39 & IFRS4	Q2 05 Incl. IAS 32-39 & IFRS4	H1 05 Incl. IAS 32-39 & IFRS4
Net banking income	0	0	0	(16)	(16)	3	0	3
o.w. Financial Services				(7)	(7)	4	4	8
o.w. Corporate Centre				(9)	(9)	(1)	(4)	(5)
Gross operating income	0	0	0	(16)	(16)	3	0	3
o.w. Financial Services				(7)	(7)	4	4	8
o.w. Corporate Centre				(9)	(9)	(1)	(4)	(5)
Tax charge	0	0	0	4	4	(1)	0	(1)
o.w. Financial Services				2	2	(2)	(1)	(3)
o.w. Corporate Centre				2	2	1	1	2
Net income	0	0	0	(12)	(12)	2	0	2
o.w. Financial Services				(5)	(5)	2	3	5
o.w. Corporate Centre				(7)	(7)	0	(3)	(3)



Change in risk-weighted assets

Average credit risk equivalent in EUR bn


24.3
25.8
27.0
28.5
29.7
4.4
4.5
4.7
4.8
5.0
8.7
9.0
9.8
10.8
11.4
11.1
12.1
12.3
12.6
13.0
Q3 04
Q4 04
Q1 05
Q2 05
Q3 05
Operational Vehicle Leasing & Fleet Management
Consumer Credit
Equipment Finance
IT Asset Leasing & Management

Quarterly income statement

In EUR m	Asset Management			Private Banking			GSSI + Boursorama			TOTAL GIMS			
	Q3 05	Q3 04	Change	Q3 05	Q3 04	Change	Q3 05	Q3 04	Change	Q3 05	Q3 04	Change	
Net banking income	286	253	+13%*	135	109	+24%*	219	179	+20%*	640	541	+18%	+17%*
Operating expenses	(178)	(157)	+13%*	(93)	(80)	+16%*	(184)	(160)	+13%*	(455)	(397)	+15%	+14%*
Gross operating income	108	96	+13%*	42	29	+45%*	35	19	+79%*	185	144	+28%	+28%*
Net allocation to provisions	0	(5)	NM	(1)	(2)	-50%*	0	1	NM	(1)	(6)	-83%	-83%*
Operating income	108	91	+19%*	41	27	+52%*	35	20	+70%*	184	138	+33%	+33%*
Net income from other assets	0	(1)		0	(1)		0	0		0	(2)	NM	
Income tax	(36)	(30)		(7)	(5)		(13)	(8)		(56)	(43)	+30%	
Net income before minority interests	72	60		34	21		22	12		128	93	+38%	
Minority interests	0	(10)		0	(2)		(2)	0		(2)	(12)	-83%	
Net income	72	50	+44%*	34	19	+79%*	20	12	+58%*	126	81	+56%	+54%*
Average allocated capital	313	370		341	265		294	223		948	858	+10%	

* When adjusted for changes in Group structure and at constant exchange rates.

Q3 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q3 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

9-month income statement

In EUR m	Asset Management			Private Banking			GSSI + Boursorama			TOTAL GIMS			
	9M 05	9M 04	Change	9M 05	9M 04	Change	9M 05	9M 04	Change	9M 05	9M 04	Change	
Net banking income	**814**	722	+14%*	**391**	345	+14%*	**645**	570	+13%*	**1,850**	1,637	**+13%**	+14%*
Operating expenses	**(495)**	(458)	+10%*	**(269)**	(244)	+11%*	**(541)**	(490)	+10%*	**(1,305)**	(1,192)	**+9%**	+10%*
Gross operating income	319	264	+22%*	122	101	+21%*	104	80	+29%*	545	445	+22%	+23%*
Net allocation to provisions	**0**	(5)	NM	**(1)**	(6)	-83%*	**(1)**	0	NM	**(2)**	(11)	**-82%**	-82%*
Operating income	319	259	+25%*	121	95	+27%*	103	80	+28%*	543	434	+25%	+26%*
Net income from other assets	**0**	0		**0**	(1)		**0**	0		**0**	(1)	**NM**	
Income tax	**(108)**	(88)		**(25)**	(18)		**(35)**	(26)		**(168)**	(132)	**+27%**	
Net income before minority interests	**211**	171		**96**	76		**68**	54		**375**	301	**+25%**	
Minority interests	**(2)**	(22)		**0**	(5)		**(3)**	(2)		**(5)**	(29)	**-83%**	
Net income	209	149	+41%*	96	71	+35%*	65	52	+24%*	370	272	+36%	+36%*
Average allocated capital	**311**	305		**321**	246		**269**	213		**902**	764	**+18%**	

* When adjusted for changes in Group structure and at constant exchange rates.

9M 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
9M 05: IFRS (incl. IAS 32 & 39 and IFRS 4)



Breakdown of assets under management by type of product

Assets under management at 30/09/05: EUR 312.8bn


264.4
266.8
275.1
298.1
312.8
Alternative Investment(1)
Diversified(2)
Equity
Bonds
34.6
46.2
65.6
81.4
33.8
45.6
67.0
83.2
33.0
44.5
69.2
40.1
88.3
39.2
46.4
75.0
40.8
96.7
41.7
48.1
80.2
101.1
Q3 04
Q4 04
Q1 05
Q2 05
Q3 05

	Sept 05	Sept 04
Alternative Investment	13%	13%
Equity & Diversified	41%	42%
Fixed Income Products	46%	45%

NB: excluding EUR 52.0bn of assets managed by Lyxor at 30/09/2005

(1) Performance-guaranteed funds, futures funds, hedge funds, private equity.
(2) Funds combining several asset classes (bonds, equities, cash), for example risk-profiled funds.



Breakdown of assets under management by client segment

Assets under management at 30/09/05: EUR 312.8bn


264.4
266.8
275.1
298.1
312.8
Third-party distribution
French Networks
Life Insurance
Asia
Europe
US
18%
17%
4%
24%
23%
17%
17%
4%
24%
23%
18%
17%
4%
24%
23%
17%
16%
4%
24%
24%
18%
16%
4%
24%
23%
Q3 04
Q4 04
Q1 05
Q2 05
Q3 05
49%
Retail
51%
Institutional Investors

NB: excluding EUR 52.0bn of assets managed by Lyxor at 30/09/2005



Quarterly income statement

In EUR m

	Equity & Advisory				Corporate Banking & Fixed Income				Total Corporate & Investment Banking			
	Q3 05	Q3 04	Change		Q3 05	Q3 04	Change		Q3 05	Q3 04	Change	
Net banking income	694	560	+24%	+24%*	802	648	+24%	+23%*	1,496	1,208	+24%	+24%*
Operating expenses	(416)	(374)	+11%	+11%*	(437)	(394)	+11%	+10%*	(853)	(768)	+11%	+11%*
Gross operating income	278	186	+49%	+49%*	365	254	+44%	+43%*	643	440	+46%	+46%*
Net allocation to provisions	(1)	(2)	-50%	-50%*	33	38	-13%	-13%*	32	36	-11%	-11%*
Operating income	277	184	+51%	+51%*	398	292	+36%	+36%*	675	476	+42%	+42%*
Net income from companies accounted for by the equity method	0	0	NM		(5)	3	NM		(5)	3	NM	
Net income from other assets	0	0	NM		1	2	-50%		1	2	-50%	
Income tax	(70)	(38)	+84%		(100)	(73)	+37%		(170)	(111)	+53%	
Net income before minority interests	207	146	+42%		294	224	+31%		501	370	+35%	
Minority interests	0	0	NM		(3)	(2)	+50%		(3)	(2)	+50%	
Net income	207	146	+42%	+42%*	291	222	+31%	+30%*	498	368	+35%	+35%*
Average allocated capital	423	434	-3%		3,939	3,186	+24%		4,362	3,620	+20%	
ROE after tax	195.7%	134.6%			29.6%	27.9%			45.7%	40.7%		

* When adjusted for changes in Group structure and at constant exchange rates.

Q3 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q3 05: IFRS (incl. IAS 32 & 39 and IFRS 4)



9-month income statement

In EUR m

	Equity & Advisory				Corporate Banking & Fixed Income				Total Corporate & Investment Banking			
	9M 05	9M 04	Change		9M 05	9M 04	Change		9M 05	9M 04	Change	
Net banking income	2,077	1,517	+37%	+38%*	2,202	1,979	+11%	+12%*	4,279	3,496	+22%	+23%*
Operating expenses	(1,173)	(1,019)	+15%	+16%*	(1,307)	(1,149)	+14%	+15%*	(2,480)	(2,168)	+14%	+15%*
Gross operating income	904	498	+82%	+83%*	895	830	+8%	+9%*	1,799	1,328	+35%	+37%*
Net allocation to provisions	16	(33)	NM	NM	85	55	+55%	+55%*	101	22	x4.6	NM
Operating income	920	465	+98%	x2.0*	980	885	+11%	+11%*	1,900	1,350	+41%	+42%*
Net income from companies accounted for by the equity method	0	(2)	NM		5	14	-64%		5	12	-58%	
Net income from other assets	0	(2)	NM		1	5	-80%		1	3	-67%	
Income tax	(305)	(101)	x3.0		(237)	(221)	+7%		(542)	(322)	+68%	
Net income before minority interests	602	360	+67%		749	683	+10%		1,351	1,043	+30%	
Minority interests	0	0	NM		(9)	(5)	+80%		(9)	(5)	+80%	
Net income	602	360	+67%	+72%*	740	678	+9%	+10%*	1,342	1,038	+29%	+31%*
Average allocated capital	397	415	-4%		3,610	3,147	+15%		4,008	3,562	+13%	
ROE after tax	202.0%	115.7%			27.3%	28.7%			44.6%	38.9%		

* When adjusted for changes in Group structure and at constant exchange rates.

9M 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
9M 05: IFRS (incl. IAS 32 & 39 and IFRS 4)



Change in risk-weighted assets


Credit risk equivalent in EUR bn
Change over 12 months
Change over 12 months at constant exchange rates
63.8
59.5
61.0
60.0
60.4
57.0
60.4
59.0
61.6
60.7
62.4
70.3
75.3
+22.3%
+20.2%
Commercial Banking
+36.1%
Corporate Banking & Fixed Income (excl. Commercial Banking)
+21.9%
Equity & Advisory
-9.3%
Sep 02
Dec 02
Mar 03
Jun 03
Sep 03
Dec 03
Mar 04
Jun 04
Sep 04
Dec 04
Mar 05
Jun 05
Sep 05



League table rankings

Euro capital markets

All markets	**No.5 in Best Overall Capital raising poll** (Euromoney – October 2005)
Bonds	**No.6 bookrunner** of euro bond issues **No.4 bookrunner** of financial institutions euro bond issues **No.6 bookrunner** of corporate euro bond issues **No.1 bookrunner** of corporate euro bond issues in France
Securitisation	**No.2 bookrunner** of euro-denominated securitisations
Syndicated Credits	**No.8 bookrunner** of syndicated credits in Europe (EMEA) **No.5 mandated arranger** of Sponsor-driven LBOs (EMEA)
Equity/Credit Research	**No.8 for credit research on investment grade companies** (Euromoney survey: April 2005) **No.1 for equity research in France** (Extel – June 2005) **Best Equity House in France** (Euromoney – July 2005)

Structured finance

Export Finance	**No.1 global arranger** (SG ranked in top 3 for the past 10 years) (Trade Finance, June 2005) **5 transactions awarded "Deal of the Year" in 2004** (Trade Finance, March 2005)
Commodity Finance	**No.1 structured financing arranger worldwide** (SG ranked in top 2 for the past 5 years) (Trade Finance, June 2005) **5 transactions awarded "Deal of the Year" in 2004** (Trade Finance, March 2005) **Gazelys named House of the Year – natural gas Europe** (Energy Risks – May 2005)
Project Finance	**No.3 European arranger for 2004** (Thomson Financial, December 2004) **Best Project Finance House of the year** (Finance Asia, December 2004)



League table rankings

Derivatives

Equity derivatives	**Equity Derivatives House of the Year** (Risk Magazine, The Banker, IFR - 2004)
	Equity Derivatives House of the year - Europe (The Banker – 2005)
	Equity Derivatives House of the year - Americas (The Banker – 2005)
	No.1 in Europe on ETFs
	Best Managed accounts platform - Lyxor (Albourne, September 2004)
	No.1 in OTC Equity options in Europe & US, exotic equity options and warrants (2005 Risk inter-dealer rankings – September 2005)
Interest rate & credit derivatives	**Among the top five players in numerous product categories** (Risk Magazine, June 2005)
Commodities	**Among the top five players in commodity derivatives in numerous underlyings** (Energy Risk Magazine, February 2005)



Corporate Centre*

■ GOI

- Positive impact of IAS 32-39, including EUR +125m in Q3 05 from the equity portfolio

■ At September 30th 2005

- IFRS net book value of industrial equity portfolio: EUR 1.2bn
- Market value: EUR 1.9bn

	Q3 05	Q3 04
Gross operating income	70	(84)
Net income from other assets	(1)	1
Impairment of goodwill	0	4
Net income	27	(49)

* The Corporate Centre comprises:
the Group's real estate portfolio, offices and other premises, industrial and bank equity portfolios, central funding functions and the cost of cross-business projects.

Q3 04: IFRS (excl. IAS 32 & 39 and IFRS 4)
Q3 05: IFRS (incl. IAS 32 & 39 and IFRS 4)

Trading VaR

Quarterly average of 1-day, 99% Trading VaR (in EUR m)


27.2
23.6
26
21.4
19.8
24.4
17.6
Trading VaR
29.8
34.6
30.9
24.6
23.9
28.6
24.9
Fixed Income
13.6
11.8
13
10.5
12.8
15.9
16.1
Equity
Forex
Commodities
0
-19.6
-26.9
-20.6
-16.6
-20
-23.7
-26.5
Netting effect
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05
Q3 05



Provisioning of doubtful loans

	31/12/2004 French standards	IFRS incl. IAS 32-39 & IFRS 4 31/03/2005	30/06/2005	30/09/2005
Customer loans (in EUR bn)	205	214	223	232
Doubtful loans (in EUR bn)	10.3	10.3	10.4	10.5
Doubtful loans/customer loans	5.0%	4.8%	4.7%	4.5%
Provisions (in EUR bn)*	7.0	6.9	6.9	6.9
Overall coverage ratio for doubtful loans	68%	67%	66%	66%

* Excluding:
- EUR 1bn in the country risk reserve and general credit risk reserves at 31/12/04
- Since the start of 2005, close to EUR 1bn of portfolio-based provisions.



Balance sheet

In EUR bn

	at 01/01/2005	at 30/09/2005
ASSETS		
Cash, due from central banks	5.2	7.4
Financial assets at fair value through P&L	283.5	419.0
Hedging derivatives	2.8	3.6
Available-for-sale financial assets	67.6	70.0
Due from banks	53.4	49.1
Customer loans	198.9	214.7
Lease financing and similar agreements	20.6	21.8
Revaluation differences on portfolios hedged against interest rate risk	0.3	0.4
Held-to-maturity financial assets	2.2	2.3
Tax assets and other assets	32.2	34.8
Tangible and intangible assets	12.1	13.9
TOTAL ASSETS	678.8	837.0
LIABILITIES		
Due to central banks	1.5	2.9
Financial liabilities at fair value through P&L	213.3	303.5
Hedging derivatives	3.4	2.3
Due to banks	79.8	108.5
Customer deposits	192.9	200.3
Securitised debt payables	68.8	84.3
Revaluation differences on portfolios hedged against interest rate risk	0.7	1.0
Tax liabilities and other liabilities	31.3	35.4
Underwriting reserves of insurance companies	49.2	56.2
Other provisions	2.9	2.9
Subordinated debt	12.6	13.2
Group shareholders' equity	18.5	22.4
Minority interests	3.9	4.1
TOTAL LIABILITIES	678.8	837.0

* The balance sheet at 01/01/2005 includes the restatements linked to the reclassification of Sogecap's capitalisation reserve (cf. slide 40)



Determination of number of shares used to calculate EPS and book value per share

Average number of shares (thousands)	2003	2004	9M 05
Existing shares	434,823	441,157	438,723
Deductions			
Treasury shares and share buybacks	16,360	20,155	16,500
Shares allocated to cover stock options awarded to staff in 1999, 2000, 2002, 2003, 2004 and 2005	8,145*	12,693*	16,322
Number of shares taken to calculate EPS	410,318	408,309	405,901
EPS (in EUR)**	6.07	7.65	8.12
Book value per share* (in EUR)** (on the basis of number of shares at end of period)	41.0	45.5	52.8

* Excluding shares allocated to cover the 1999 stock-option plan which were not deducted from shareholders' equity under French standards.

** EPS is the ratio of (i) net income for the period, after deduction of the interest, net of tax impact, to be paid to holders of the deeply subordinated notes (EUR 19m for 9M 05), to (ii) the average number of shares outstanding excluding treasury shares and buybacks, but taking into account treasury shares held as part of trading activities.

*** Net assets are comprised of Group shareholders' equity, excluding (i) deeply subordinated notes (EUR 1 billion) and (ii) interest to be paid to holders of deeply subordinated notes, but reinstating the book value of treasury shares held as part of trading activities. The number of shares used to calculate book value per share is the number outstanding at September 30th 2005, excluding treasury shares and buybacks, but taking into account treasury shares held as part of trading activities.



Economic and market environment

	Q3 04	Q2 05	Q3 05
Interest rates (quarterly average) (%)			
10-year French government bond	4.17	3.37	3.21
3-month Euribor	2.12	2.12	2.13
Indices (end of period)			
CAC 40	3,641	4,229	4,600
Euro Stoxx 50	2,726	3,182	3,429
Nasdaq	1,897	2,057	2,152
Currencies (quarterly average, in EUR)			
USD	1.22	1.26	1.22
GBP	0.67	0.68	0.68
YEN	134	135	136
Issuance volumes in Europe*			
Primary bond issues in euros (in EUR bn)	219	350	185
Primary equity & convertibles (in USD bn)	34	40	52

* Thomson Financial database (Q3 05 extraction)

GENERALE

GROUP

Investor Relations

Didier VALET, Sayuri AOKI, Pascale MASSOUD-AYOUB, Julien VANNIER

Tel.: +33 (0) 1 42 14 47 72

E-mail: investor.relations@socgen.com - Internet: www.ir.socgen.com

Paris, le 5 septembre 2005

INFORMATION AMF

Déclaration des transactions sur actions propres

Raison sociale : Société Générale
Déclaration des transactions sur actions propres réalisées **du 29/08/2005 au 02/09/2005**

		Nombres de titres	Prix moyen pondéré	Montant
Séance du 29 août 2005	Achats	274 363	85.44	23 441 574.72
	Ventes			
Séance du 30 août 2005	Achats	170 000	86.93	14 778 100.00
	Ventes			
Séance du 31 août 2005	Achats	141 000	87.19	12 293 790.00
	Ventes			
Séance du 1 septembre 2005	Achats	115 000	87.34	10 044 100.00
	Ventes			
Séance du 2 septembre 2005	Achats	152 000	87.21	13 255 920.00
	Ventes			
Total		852 363	86.60	73 813 484.72

Disclosure of trading in own shares

Name : Société Générale
Disclosure of trading in own shares from **August 29th, 2005 to September 2nd, 2005**

		Number of shares	Weighted average price	Amount
August 29, 2005	Buy	274 363	85.44	23 441 574.72
	Sell			
August 30, 2005	Buy	170 000	86.93	14 778 100.00
	Sell			
August 31, 2005	Buy	141 000	87.19	12 293 790.00
	Sell			
September 1, 2005	Buy	115 000	87.34	10 044 100.00
	Sell			
September 2, 2005	Buy	152 000	87.21	13 255 920.00
	Sell			
Total		852 363	86.60	73 813 484.72

GENERALE

Paris, le 12 septembre 2005

INFORMATION AMF

Déclaration des transactions sur actions propres

Raison sociale : Société Générale
Déclaration des transactions sur actions propres réalisées **du 5/09/2005 au 9/11/2005**

		Nombres de titres	Prix moyen pondéré	Montant
Séance du 5 septembre 2005	Achats	4 364	87,92	383 682,88
	Ventes			
Séance du 6 septembre 2005	Achats			0,00
	Ventes			
Séance du 7 septembre 2005	Achats			0,00
	Ventes			
Séance du 8 septembre 2005	Achats			0,00
	Ventes			
Séance du 9 septembre 2005	Achats			0,00
	Ventes			
Total		4 364	87,92	383 682,88

Disclosure of trading in own shares

Name : Société Générale
Disclosure of trading in own shares from **September 5, 2005 to September 9, 2005**

		Number of shares	Weighted average price	Amount
September 5, 2005	Buy	4 364	87,92	383 682,88
	Sell			
September 6, 2005	Buy			0,00
	Sell			
September 7, 2005	Buy			0,00
	Sell			
September 8, 2005	Buy			0,00
	Sell			
September 9, 2005	Buy			0,00
	Sell			
Total		4 364	87,92	383 682,88

GENERALE

Paris, le 28 septembre 2005

INFORMATION AMF

Déclaration des transactions sur actions propres

Raison sociale : Société Générale
Déclaration des transactions sur actions propres réalisées **du 19/09/2005 au 23/09/2005**

		Nombres de titres	Prix moyen pondéré	Montant
Séance du 19 septembre 2005	Achats			0,00
	Ventes			
Séance du 20 septembre 2005	Achats	25 000	91,60	2 290 000,00
	Ventes			
Séance du 21 septembre 2005	Achats	122 675	90,64	11 119 262,00
	Ventes			
Séance du 22 septembre 2005	Achats	125 000	89,78	11 222 500,00
	Ventes			
Séance du 23 septembre 2005	Achats	125 000	90,36	11 295 000,00
	Ventes			
Total		397 675	90,34	35 926 762,00

Disclosure of trading in own shares

Name : Société Générale
Disclosure of trading in own shares from **September 19, 2005 to September 23, 2005**

		Number of shares	Weighted average price	Amount
September 19, 2005	Buy			0,00
	Sell			
September 20, 2005	Buy	25 000	91,60	2 290 000,00
	Sell			
September 21, 2005	Buy	122 675	90,64	11 119 262,00
	Sell			
September 22, 2005	Buy	125 000	89,78	11 222 500,00
	Sell			
September 23, 2005	Buy	125 000	90,36	11 295 000,00
	Sell			
Total		397 675	90,34	35 926 762,00

GENERALE

Paris, le 3 octobre 2005

INFORMATION AMF

Déclaration des transactions sur actions propres

Raison sociale : Société Générale
Déclaration des transactions sur actions propres réalisées **du 26/09/2005 au 30/09/2005**

		Nombres de titres	Prix moyen pondéré	Montant
Séance du 26 septembre 2005	Achats	25 000	93,13	2 328 250,00
	Ventes			
Séance du 27 septembre 2005	Achats	25 000	93,16	2 329 000,00
	Ventes			
Séance du 28 septembre 2005	Achats	25 000	94,68	2 367 000,00
	Ventes			
Séance du 29 septembre 2005	Achats	25 000	94,22	2 355 500,00
	Ventes			
Séance du 30 septembre 2005	Achats	25 000	94,97	2 374 250,00
	Ventes			
Total		125 000	94,03	11 754 000,00

Disclosure of trading in own shares

Name : Société Générale
Disclosure of trading in own shares from **September 26, 2005 to September 30, 2005**

		Number of shares	Weighted average price	Amount
September 26, 2005	Buy	25 000	93,13	2 328 250,00
	Sell			
September 27, 2005	Buy	25 000	93,16	2 329 000,00
	Sell			
September 28, 2005	Buy	25 000	94,68	2 367 000,00
	Sell			
September 29, 2005	Buy	25 000	94,22	2 355 500,00
	Sell			
September 30, 2005	Buy	25 000	94,97	2 374 250,00
	Sell			
Total		125 000	94,03	11 754 000,00

GENERALE

Paris, le 10 octobre 2005

INFORMATION AMF

Déclaration des transactions sur actions propres

Raison sociale : Société Générale
Déclaration des transactions sur actions propres réalisées **du 03/10/2005 au 07/10/2005**

		Nombres de titres	Prix moyen pondéré	Montant
Séance du 3 octobre 2005	Achats	25 000	95,66	2 391 500,00
	Ventes			
Séance du 4 octobre 2005	Achats	25 000	96,27	2 406 750,00
	Ventes			
Séance du 5 octobre 2005	Achats	25 000	96,38	2 409 500,00
	Ventes			
Séance du 6 octobre 2005	Achats	125 000	94,45	11 806 250,00
	Ventes			
Séance du 7 octobre 2005	Achats	125 000	94,31	11 788 750,00
	Ventes			
Total		325 000	94,78	30 802 750,00

Disclosure of trading in own shares

Name : Société Générale
Disclosure of trading in own shares from **October 3rd, 2005 to October 7th, 2005**

		Number of shares	Weighted average price	Amount
October 3, 2005	Buy	25 000	95,66	2 391 500,00
	Sell			
October 4, 2005	Buy	25 000	96,27	2 406 750,00
	Sell			
October 5, 2005	Buy	25 000	96,38	2 409 500,00
	Sell			
October 6, 2005	Buy	125 000	94,45	11 806 250,00
	Sell			
October 7, 2005	Buy	125 000	94,31	11 788 750,00
	Sell			
Total		325 000	94,78	30 802 750,00

GENERALE

Paris, le 17 octobre 2005

INFORMATION AMF

Déclaration des transactions sur actions propres

Raison sociale : Société Générale
Déclaration des transactions sur actions propres réalisées **du 10/10/2005 au 14/10/2005**

		Nombres de titres	Prix moyen pondéré	Montant
Séance du 10 octobre 2005	Achats	125 000	95,03	11 878 750,00
	Ventes			
Séance du 11 octobre 2005	Achats	60 000	95,28	5 716 800,00
	Ventes			
Séance du 12 octobre 2005	Achats	116 000	94,62	10 975 920,00
	Ventes			
Séance du 13 octobre 2005	Achats	165 000	93,54	15 434 100,00
	Ventes			
Séance du 14 octobre 2005	Achats	128 000	93,53	11 971 840,00
	Ventes			
Total		594 000	94,24	55 977 410,00

Disclosure of trading in own shares

Name : Société Générale
Disclosure of trading in own shares from **October 10th, 2005 to October 14th, 2005**

		Number of shares	Weighted average price	Amount
October 10, 2005	Buy	125 000	95,03	11 878 750,00
	Sell			
October 11, 2005	Buy	60 000	95,28	5 716 800,00
	Sell			
October 12, 2005	Buy	116 000	94,62	10 975 920,00
	Sell			
October 13, 2005	Buy	165 000	93,54	15 434 100,00
	Sell			
October 14, 2005	Buy	128 000	93,53	11 971 840,00
	Sell			
Total		594 000	94,24	55 977 410,00

GENERALE

Paris, le 25 octobre 2005

INFORMATION AMF

Déclaration des transactions sur actions propres

Raison sociale : Société Générale
Déclaration des transactions sur actions propres réalisées **du 17/10/2005 au 21/10/2005**

		Nombres de titres	Prix moyen pondéré	Montant
Séance du 17 octobre 2005	Achats	48 500	94,51	4 583 735,00
	Ventes			
Séance du 18 octobre 2005	Achats	126 162	94,32	11 899 599,84
	Ventes			
Séance du 19 octobre 2005	Achats	177 326	92,18	16 345 910,68
	Ventes			
Séance du 20 octobre 2005	Achats	125 000	92,77	11 596 250,00
	Ventes			
Séance du 21 octobre 2005	Achats	125 000	91,65	11 456 250,00
	Ventes			
Total		601 988	92,83	55 881 745,52

Disclosure of trading in own shares

Name : Société Générale
Disclosure of trading in own shares from **October 17th, 2005 to October 21th, 2005**

		Number of shares	Weighted average price	Amount
October 17, 2005	Buy	48 500	94,51	4 583 735,00
	Sell			
October 18, 2005	Buy	126 162	94,32	11 899 599,84
	Sell			
October 19, 2005	Buy	177 326	92,18	16 345 910,68
	Sell			
October 20, 2005	Buy	125 000	92,77	11 596 250,00
	Sell			
October 21, 2005	Buy	125 000	91,65	11 456 250,00
	Sell			
Total		601 988	92,83	55 881 745,52

GENERALE

Paris, le 31 octobre 2005

INFORMATION AMF

Déclaration des transactions sur actions propres

Raison sociale : Société Générale
Déclaration des transactions sur actions propres réalisées **du 24/10/2005 au 28/10/2005**

		Nombres de titres	Prix moyen pondéré	Montant
Séance du 24 octobre 2005	Achats	125 000	91,85	11 481 250,00
	Ventes			
Séance du 25 octobre 2005	Achats	125 000	92,76	11 595 000,00
	Ventes			
Séance du 26 octobre 2005	Achats	125 000	92,89	11 611 250,00
	Ventes			
Séance du 27 octobre 2005	Achats	125 000	93,14	11 642 500,00
	Ventes			
Séance du 28 octobre 2005	Achats	125 000	92,41	11 551 250,00
	Ventes			
Total		625 000	92,61	57 881 250,00

Disclosure of trading in own shares

Name : Société Générale
Disclosure of trading in own shares from **October 24th, 2005 to October 28th, 2005**

		Number of shares	Weighted average price	Amount
October 24, 2005	Buy	125 000	91,85	11 481 250,00
	Sell			
October 25, 2005	Buy	125 000	92,76	11 595 000,00
	Sell			
October 26, 2005	Buy	125 000	92,89	11 611 250,00
	Sell			
October 27, 2005	Buy	125 000	93,14	11 642 500,00
	Sell			
October 28, 2005	Buy	125 000	92,41	11 551 250,00
	Sell			
Total		625 000	92,61	57 881 250,00

GENERALE

Paris, le 7 novembre 2005

INFORMATION AMF

Déclaration des transactions sur actions propres

Raison sociale : Société Générale
Déclaration des transactions sur actions propres réalisées **du 31/10/2005 au 4/11/2005**

		Nombres de titres	Prix moyen pondéré	Montant
Séance du 31 octobre 2005	Achats	25 000	94,35	2 358 750,00
	Ventes			
Séance du 1 novembre 2005	Achats	25 000	96,11	2 402 750,00
	Ventes			
Séance du 2 novembre 2005	Achats	0	0,00	0,00
	Ventes			
Séance du 3 novembre 2005	Achats	0	0,00	0,00
	Ventes			
Séance du 4 novembre 2005	Achats	0	0,00	0,00
	Ventes			
Total		50 000	95,23	4 761 500,00

Disclosure of trading in own shares

Name : Société Générale
Disclosure of trading in own shares from **October 31th, 2005 to November 4th, 2005**

		Number of shares	Weighted average price	Amount
October 31, 2005	Buy	25 000	94,35	2 358 750,00
	Sell			
November 1, 2005	Buy	25 000	96,11	2 402 750,00
	Sell			
November 2, 2005	Buy	0	0,00	0,00
	Sell			
November 3, 2005	Buy	0	0,00	0,00
	Sell			
November 4, 2005	Buy	0	0,00	0,00
	Sell			
Total		50 000	95,23	4 761 500,00

GENERALE